Exhibit 99.1

Deutsche Bank

The Group at a glance

	Six months ended
	Jun 30, 2017	Jun 30, 2016

Key financial information

Post-tax return on average shareholders’ equity	3.2%	0.7%

Post-tax return on average tangible shareholders’ equity	3.8%	0.9%

Cost/income ratio [1]	86.3%	90.0%

Compensation ratio [2]	43.5%	39.8%

Noncompensation ratio [3]	42.8%	50.2%

Total net revenues, in € m.	13,962	15,454

Provision for credit losses, in € m.	212	564

Total noninterest expenses, in € m.	12,049	13,903

Adjusted Costs	11,976	12,700

Income (loss) before income taxes, in € m.	1,701	987

Net income (loss), in € m.	1,041	256

Basic earnings per share	€0.40	€(0.03)

Diluted earnings per share	€0.38	€(0.03)

Share price at period end	€15.53	€11.00

Share price high	€17.82	€19.72

Share price low	€14.70	€10.75

	Jun 30, 2017	Dec 31, 2016

Pro-forma CRR/CRD 4 Leverage Ratio (fully loaded) [4]	3.8%	3.5%

Pro-forma CRR/CRD 4 Leverage Ratio (phase in) [4]	4.2%	4.1%

Pro-forma Fully loaded CRR/CRD 4 leverage exposure, in € bn. [4]	1,443	1,348

Pro-forma Common Equity Tier 1 capital ratio (fully loaded) [4]	14.1%	11.8%

Pro-forma Common Equity Tier 1 capital ratio (phase in) [4]	14.9%	13.4%

Pro-forma Risk-weighted assets, in € bn. [4]	355	358

Total assets, in € bn.	1,569	1,591

Shareholders’ equity, in € bn.	66	60

Book value per basic share outstanding	€31.43	€38.14

Tangible book value per basic share outstanding	€27.24	€32.42

Other Information
Branches Thereof: in Germany	2,459 1,589	2,656 1,776

Employees (full-time equivalent) Thereof: in Germany	96,652 43,509	99,744 44,600

[1]	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.
[2]	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.
[3]

Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

[4]

Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report

Operating and Financial Review – 2
Economic Environment – 2
Deutsche Bank Performance – 3
Consolidated Results of Operations – 4
Segment Results of Operations – 6
Corporate Divisions – 8
Financial Position – 16
Related Party Transactions – 18
Management and Supervisory Board – 18

Strategy – 19

Outlook – 21
The Global Economy – 21
The Banking Industry – 22
The Deutsche Bank Group – 23
Our Business Segments – 24

Risks and Opportunities – 26

Risk Report – 27
Introduction – 27
Risk and Capital Overview – 29
Risk and Capital Performance – 32
Leverage Ratio – 43
Credit Risk Exposure – 46
Asset Quality – 49
Market Risk – 53
Operational Risk – 55
Liquidity Risk – 55

Consolidated Financial Statements

Consolidated Statement of Income – 57
Consolidated Statement of Comprehensive Income – 58
Consolidated Balance Sheet – 59
Consolidated Statement of Changes in Equity – 60
Consolidated Statement of Cash Flows – 62

Notes to the Consolidated Financial Statements

Basis of Preparation – 63
Impact of Changes in Accounting Principles – 64
Segment Information – 67
Information on the Consolidated Income Statement – 69
Information on the Consolidated Balance Sheet – 72
Other Financial Information – 103

Confirmations

Review Report – 106
Responsibility Statement by the Management Board – 107

Other Information

Non-GAAP Financial Measures – 108
Fully loaded pro-forma CRR/CRD 4 Measures – 111
Imprint – 113

Deutsche Bank	1 – Management Report	2
Interim Report as of June 30, 2017

Management Report

Operating and Financial Review

Economic Environment

The Global Economy

Economic growth ( %) [1]	Jun 30, 2017	Mar 31, 2017	Main driver

Global Economy	3.6%[2]	3.4%	Global economic growth picked up somewhat further as headwinds like low commodity prices ease stimulating global trade.
Thereof:			Moreover, political risks from European elections have not materialized.
Industrialized countries	2.0%[2]	1.8%	European economic growth has positively surprised in the beginning of the year, a trend which together with less political uncertainty has lifted forecasts.
Emerging markets	4.7%[2]	4.8%	Emerging countries benefit from catch-up effects.

Eurozone Economy	1.8%[2]	1.4%	Political risks from European elections have not materialized. By contrast, the outcome of the French election may unleash a reform process in France.
Thereof: German economy	1.6%[2]	1.5%	Tight labor market, expansionary monetary policy and additional fiscal stimuli may lead to an above trend growth – the fifth year in a row.

U.S. Economy	2.4%[2]	2.2%	Fading of negative impact on exports from stronger U.S. dollar and on energy sector from low oil prices. Positive impulses may also stem from elevated sentiment.

Japanese Economy	1.2%[2]	1.3%	Slight export related growth pick up in the second quarter of 2017 despite weak start to year.

Asian Economy [3]	6.1%[2]	6.2%	Strengthening global trade compensated by domestic weaknesses in some Emerging Market countries.
Thereof: Chinese Economy	6.7%[2]	6.9%	Marginal growth slowdown expected on the back of slowing property sales and deleveraging.

[1]	Quarterly Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise.
[2]	Sources: Deutsche Bank Research Forecasts.
[3]	Including China, India, Indonesia, Republic of Korea, and Taiwan.

Banking Industry

In the eurozone, the slight upturn in lending to the private sector continued into the second quarter of 2017. Corporate lending volumes were up 0.4 % year-on-year, while lending with households increased by 2.4%. Deposits remained buoyant, however, recording growth of 4.3%. In Germany, corporate lending increased slightly by 3.1 % year-on-year, while the growth rate in the mortgage and consumer lending remained largely unchanged at 4 % and at 0.8%, respectively. Private-sector deposits at German banks were up 5 % year-on-year despite the decline in interest rates to nearly zero or, for corporates, even into negative territory.

Lending in the U.S. in the second quarter of 2017 failed to recover from its slump in the first quarter of 2017. While lending volumes increased slightly, the market is still far short of the growth rates recorded in 2016. On an annualized basis, corporate lending grew by just 2.9% – in June 2016 this figure had been 8.5%. Lending to retail clients stagnated, following growth of 6.1 % in the previous year. In both cases, the poor performance was relatively uniform across all lending categories. The growth in private-sector deposits also slowed, declining to just 3.1 % on an annualized basis. The figure had been double this amount in the summer of 2016.

In Japan, the growth rates for lending and deposits converged to a certain extent in the second quarter of 2017, with the former rising to 3.3 % year-on-year and the latter contracting to 4.4%. Lending growth thus reached its highest level since 2009, while deposit growth remained historically robust.

3	Deutsche Bank Interim Report as of June 30, 2017	Operating and Financial Review Deutsche Bank Performance

China’s credit boom continued unabated in the second quarter of 2017, with the pace of growth accelerating in some instances. As had already been the case in the previous quarter, lending volumes to households were up 25 % year-on-year on the back of a significant increase in medium- and long-term lending. The growth rate for corporate lending increased, with the outstanding volume rising by 11 % year-on-year. Overall, private-sector lending is at its most dynamic since 2011 and the lending volume has also roughly doubled since then. In respect of funding, deposits lost momentum slightly over the past few months but the figure remains in the double-digit percentage range above the prior-year level. However, the gap between deposits and lending is at its lowest absolute level in a decade; since the financial crisis, the ratio of lending to deposits has climbed from a low of 61 % to its current level of over 90 % due to increased levels of debt.

Deutsche Bank Performance

In the second quarter of 2017 Deutsche Bank’s performance was mainly influenced by a decline in revenues, driven by a number of factors, notably the market environment and the strategic and business decisions we have made. The decline in revenues was more than offset by lower credit loss provisions and lower noninterest expenses driven by lower litigation expenses and impairments, as compared to the second quarter of 2016. Lower noninterest expenses also reflect cost management efforts, disposals and the impact from NCOU which ceased to exist from January 1, 2017. With the implementation of the new divisional structure and the capital increase of approximately € 8 billion in April, we made a significant step forward on the path to create a simpler, stronger and growing bank.

The financial Key Performance Indicators (KPIs) of the Group for the first six months

	Jun 30, 2017	Jun 30, 2016
Net revenues	€ 14.0 bn	€ 15.5 bn
Income (loss) before income taxes	€ 1.7 bn	€ 1.0 bn
Net income (loss)	€ 1.0 bn	€ 0.3 bn
Post-tax return on average tangible shareholders’ equity [1]	3.8%	0.9%
Post-tax return on average shareholder’s equity [1]	3.2%	0.7%
Adjusted costs [2]	€ 12.0 bn	€ 12.7 bn
Cost/income ratio [3]	86.3%	90.0%
Pro-forma CRR/CRD 4 Risk-weighted assets (RWA) (fully loaded)[6]	€ 355.1 bn	€ 402.2 bn
Pro-forma CRR/CRD 4 Common Equity Tier 1 ratio (fully loaded) [4,6]	14.1%	10.8%
Pro-forma CRR/CRD 4 leverage ratio (phase in) [5,6]	4.2%	4.0%
Pro-forma CRR/CRD 4 leverage ratio (fully loaded) [5,6]	3.8%	3.4%
1	Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.
2	Total noninterest expenses excluding impairment of goodwill and other intangible assets, litigation, policyholder benefits and claims and restructuring and severance. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.
3	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
4	The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
5	Further detail on the calculation of this ratio is provided in the Risk Report.
[6]	Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

The new divisional structure as per our strategy announcement in March 2017 is reflected in our reporting for the second quarter of 2017. Prior period data have been restated to reflect the new segment structure. Accordingly the business model is simplified and consists of three divisions – Corporate and Investment Bank (CIB), Private & Commercial Bank (PCB) and Deutsche Asset Management (Deutsche AM). As mentioned above, NCOU ceased to exist from 2017 onwards and only its 2016 financial information continues to be included in this report.

Deutsche Bank	1 – Management Report	4
Interim Report as of June 30, 2017

Consolidated Results of Operations

	Three months ended				Six months ended
in € m .(unless stated otherwise)	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %
Net revenues:
Thereof:
CIB	3,618	4,321	(704)	(16)	8,026	8,960	(934)	(10)
PCB	2,558	2,764	(207)	(7)	5,261	5,362	(102)	(2)
Deutsche AM	676	705	(29)	(4)	1,283	1,395	(112)	(8)
NCOU	0	(349)	349	N/M	0	(333)	333	N/M
C&A	(236)	(57)	(179)	N/M	(608)	69	(677)	N/M

Total net revenues	6,616	7,386	(770)	(10)	13,962	15,454	(1,492)	(10)

Provision for credit losses	79	259	(181)	(70)	212	564	(352)	(62)

Noninterest expenses:

Compensation and benefits	2,921	2,959	(38)	(1)	6,068	6,153	(85)	(1)

General and administrative expenses	2,724	3,221	(497)	(15)	5,924	6,957	(1,033)	(15)

Policyholder benefits and claims	0	74	(74)	N/M	0	118	(118)	(100)

Impairment of goodwill and other intangible assets	6	285	(279)	(98)	6	285	(279)	(98)

Restructuring activities	64	179	(115)	(64)	50	390	(339)	(87)

Total noninterest expenses	5,715	6,718	(1,004)	(15)	12,049	13,903	(1,854)	(13)

Income (loss) before income taxes	822	408	415	102	1,701	987	714	72

Income tax expense (benefit)	357	388	(31)	(8)	660	731	(71)	(10)

Net income (loss)	466	20	446	N/M	1,041	256	784	N/M

N/M – Not meaningful

2017 to 2016 Three Months Comparison

In the second quarter of 2017 revenues decreased primarily due to lower client activity resulting from low volatility in the market and declining margins. The bank’s result was also negatively impacted by a tightening of own credit spreads and the disposal of certain of Deutsche Bank’s subsidiaries. The decrease in revenues was more than offset by a decrease in noninterest expenses and lower provisions for credit losses.

Group net revenues in the second quarter of 2017 decreased by € 770 million, or 10%, to € 6.6 billion. In CIB revenues declined primarily due to low client activity resulting from a low volatility environment impacting Sales and Trading revenues. The tightening of margins negatively impacted Global Transaction Banking revenues. Net revenues in PCB decreased primarily related to the nonrecurrence of positive impacts from disposals recorded in the second quarter of 2016 and the continued negative impact of low interest rates. Deutsche AM revenues decreased mainly due to the nonrecurrence of gains resulting from a write-up relating to HETA Asset Resolution AG (HETA) and the absence of mark to market movements on policyholder positions in Abbey Life, recorded in the second quarter of 2016. Excluding these effects, revenues in Deutsche AM were higher compared to the second quarter of 2016, mainly driven by Alternatives performance fees and management fees on improved market conditions.

Provision for credit losses was € 79 million in the second quarter of 2017, a decrease of € 181 million, or 70%, compared to the same period in 2016. This reduction was primarily driven by CIB, due to broad based improved performance, though the shipping sector continued to prove challenging. Additional reductions in PCB were driven by a release in Postbank.

Noninterest expenses were € 5.7 billion in the second quarter of 2017, a decrease of € 1.0 billion, or 15 % as compared to the second quarter of 2016. The reduction in noninterest expenses mainly reflect lower restructuring and impairment costs, the effects from disposals and the closure of NCOU as well as lower litigation and cost management efforts. Compensation and benefits amounted to € 2.9 billion, down by € 38 million or 1%. The impact of headcount reductions was largely offset by higher accruals for variable compensation. General and administrative expenses were € 2.7 billion, down by € 497 million or 15 % compared to the second quarter of 2016, mainly due to lower litigation charges, the effects from disposals, the closure of NCOU and lower professional service fees and IT costs. Restructuring costs were € 64 million, a decrease of € 115 million as compared to second quarter of 2016. The decrease was due to phasing of restructuring measures.

5	Deutsche Bank Interim Report as of June 30, 2017	Operating and Financial Review Consolidated Results of Operations

Income before income taxes was € 822 million in the second quarter of 2017, an increase of € 415 million or 102 % as compared to the second quarter of 2016. The improvement is mainly attributable to lower noninterest expenses and lower provisions for credit losses.

Net income in the second quarter of 2017 was € 466 million, compared to € 20 million in the second quarter of 2016. Income tax expense in the current quarter was € 357 million versus € 388 million in the second quarter of 2016. The effective tax rate of 43 % was mainly impacted by non-deductible expenses related to our footprint rationalization. The prior year’s quarter effective tax rate was 95%.

2017 to 2016 Six Months Comparison

The first six months of 2017 were impacted by negative effects related to debt valuation adjustments (DVA, which reflects the impact of the Group’s own credit risk in the fair value of derivative contracts) and the valuation of own debt as well as by a challenging market environment in the second quarter of 2017. The decline in revenues was more than offset by a decrease in noninterest expenses and lower provisions for credit losses.

Group net revenues in the first six months of 2017 decreased by € 1.5 billion, or 10 % to € 14.0 billion. The decrease in revenues was primarily due to a negative swing of more than € 800 million year-on-year, mainly resulting from a narrowing in Deutsche Bank’s credit spreads in the first six months, compared with a widening of those credit spreads in the first six months of 2016, this impacted both, derivative DVA in CIB and the bank’s own debt in C&A. Revenues in CIB were also impacted by low client activity in a low volatility environment and the tightening of margins. The decrease in net revenues in PCB was primarily related to the nonrecurrence of positive impacts from disposals, a reduced revenue base after the sale of the PCS business recorded in 2016 and the continued negative impact from low interest rates. This was partially offset by gains from workout activities in the Sal. Oppenheim franchise. In Deutsche AM revenues decreased primarily due to the nonrecurrence of one-off gains on the sale of Asset Management India and a write-up relating to HETA and absence of mark-to-market movements on policyholder positions recorded in 2016. Excluding these effects, revenues in Deutsche AM were higher mainly driven by Alternatives performance fees and management fees on improved market conditions.

Provision for credit losses was € 212 million in the first six months of 2017, a decrease of € 352 million, or 62 % compared to the same period 2016, resulting from reductions in CIB, due to broad based improved performance, though the shipping sector continued to prove challenging. Further reductions resulted from PCB driven by a release in Postbank as well as from the non-recurrence of items related to assets reported under NCOU in the prior year.

Noninterest expenses were € 12.0 billion in the first six months of 2017, a decrease of € 1.9 billion, or 13 % as compared to the first six months of 2016. The reduction in noninterest expenses reflects mainly lower impairment, restructuring and litigation cost, the effects from disposals and the closure of NCOU and cost management efforts. Compensation and benefits amounted to € 6.1 billion, down by € 85 million or 1%. The impact of headcount reductions and lower severance cost were largely offset by higher cost for variable compensation. General and administrative expenses were € 5.9 billion, down by € 1.0 billion or 15 % compared to the first six months of 2016, mainly due to lower litigation charges while significant additional charges related to litigation and regulatory actions are possible in future periods as conditions change, the effects from disposals and the closure of NCOU and lower professional service fees. Restructuring costs were € 50 million, a decrease of € 339 million as compared to the first six months of 2016. The first six months of 2017 included a release of restructuring provisions which reflected the disciplined execution of reorganisation measures in the PCB business in Germany.

Income before income taxes was € 1.7 billion in the first six months of 2017, an increase of € 714 million or 72 % as compared to the first six months of 2016. The improvement is mainly attributable to lower noninterest expenses and lower provisions for credit losses.

Net income in the first six months of 2017 was € 1.0 billion, compared to € 256 million in the first six months of 2016. Income tax expense in the first six months of 2017 was € 660 million versus € 731 million in the first six months of 2016. The effective tax rate of 39 % was mainly impacted by non-deductible expenses related to our footprint rationalization. In the first six months of 2016 the effective tax rate was 74%.

Deutsche Bank	1 – Management Report	6
Interim Report as of June 30, 2017

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2017 and June 30, 2016. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

				Three months ended Jun 30, 2017

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Manage- ment	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	3,618	2,558	676	—	(236)	6,616

Provision for credit losses	56	22	(0)	—	1	79

Noninterest expenses:

Compensation and benefits	949	965	193	—	814	2,921

General and administrative expenses	1,979	1,264	247	—	(767)	2,724

Policyholder benefits and claims	0	0	0	—	0	0

Impairment of goodwill and other intangible assets	6	0	0	—	0	6

Restructuring activities	66	(4)	2	—	0	64

Total noninterest expenses	3,000	2,226	442	—	47	5,715

Noncontrolling interests	19	(1)	1	—	(19)	0

Income (loss) before income taxes	543	310	234	—	(265)	822

Cost/income ratio (in %)	83	87	65	—	N/M	86

Assets	1,210,252	332,498	11,511	—	14,473	1,568,734

Pro-forma risk-weighted assets (CRD 4 – fully loaded)[2]	241,918	88,530	9,019	—	15,636	355,102

Pro-forma CRD 4 leverage exposure measure (spot value at reporting date)[2]	1,078,596	345,967	3,270	—	14,775	1,442,609

Average shareholders’ equity	45,190	15,228	4,649	—	(54)	65,013

Post-tax return on average tangible shareholders’ equity (in %) [1]	3.5	6.3	62.3	—	N/M	3.2

Post-tax return on average shareholders’ equity (in %) [1]	3.2	5.5	13.5	—	N/M	2.7

N/M – Not meaningful

1	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 43%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 33%.
[2]	Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

				Three months ended Jun 30, 2016

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Manage- ment	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	4,321	2,764	705	(349)	(57)	7,386

Provision for credit losses	155	101	0	5	(1)	259

Noninterest expenses:

Compensation and benefits	971	1,000	165	17	807	2,959

General and administrative expenses	2,352	1,233	270	263	(897)	3,221

Policyholder benefits and claims	0	0	74	0	0	74

Impairment of goodwill and other intangible assets	285	0	0	0	0	285

Restructuring activities	96	64	26	(1)	(5)	179

Total noninterest expenses	3,705	2,296	535	278	(96)	6,718

Noncontrolling interests	2	0	0	(0)	(2)	0

Income (loss) before income taxes	460	367	170	(632)	42	408

Cost/income ratio (in %)	86	83	76	N/M	N/M	91

Assets	1,394,510	336,199	26,139	15,224	31,219	1,803,290

Risk-weighted assets (CRD 4 – fully loaded)	255,144	94,682	12,580	27,376	12,436	402,217

CRD 4 leverage exposure measure (spot value at reporting date)	1,016,642	348,667	4,508	19,311	25,410	1,414,538

Average shareholders’ equity	38,556	13,632	5,813	4,023	(12)	62,011

Post-tax return on average tangible shareholders’ equity (in %) [1]	3.4	8.1	46.2	N/M	N/M	0.1

Post-tax return on average shareholders’ equity (in %) [1]	3.1	7.0	7.6	N/M	N/M	0.1

N/M – Not meaningful

1	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 95%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

7	Deutsche Bank Interim Report as of June 30, 2017	Operating and Financial Review Segment Results of Operations

				Six months ended Jun 30, 2017

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Manage- ment	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli dated

Net revenues	8,026	5,261	1,283	—	(608)	13,962

Provision for credit losses	113	100	(0)	—	(0)	212

Noninterest expenses:

Compensation and benefits	2,056	1,948	381	—	1,683	6,068

General and administrative expenses	4,481	2,556	483	—	(1,596)	5,924

Policyholder benefits and claims	0	0	0	—	0	0

Impairment of goodwill and other intangible assets	6	0	0	—	0	6

Restructuring activities	98	(52)	4	—	0	50

Total noninterest expenses	6,642	4,452	868	—	87	12,049

Noncontrolling interests	23	(1)	1	—	(23)	0

Income (loss) before income taxes	1,249	710	414	—	(672)	1,701

Cost/income ratio (in %)	83	85	68	—	N/M	86

Assets	1,210,252	332,498	11,511	—	14,473	1,568,734

Pro-forma risk-weighted assets (CRD 4 – fully loaded)[2]	241,918	88,530	9,019	—	15,636	355,102

Pro-forma CRD 4 leverage exposure measure (spot value at reporting date)[2]	1,078,596	345,967	3,270	—	14,775	1,442,609

Average shareholders’ equity	43,055	14,684	4,720	—	314	62,773

Post-tax return on average tangible shareholders’ equity (in %) [1]	4.2	7.5	57.1	—	N/M	3.8

Post-tax return on average shareholders’ equity (in %) [1]	3.9	6.5	11.7	—	N/M	3.2

N/M – Not meaningful

[1]  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was
39%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 33%.
[2]  Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

				Six months ended Jun 30, 2016

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Manage- ment	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli dated

Net revenues	8,960	5,362	1,395	(333)	69	15,454

Provision for credit losses	305	179	1	80	(0)	564

Noninterest expenses:

Compensation and benefits	2,102	2,030	364	32	1,625	6,153

General and administrative expenses	4,833	2,482	550	717	(1,625)	6,957

Policyholder benefits and claims	0	0	118	0	0	118

Impairment of goodwill and other intangible assets	285	0	0	0	0	285

Restructuring activities	240	120	32	4	(6)	390

Total noninterest expenses	7,461	4,631	1,063	753	(5)	13,903

Noncontrolling interests	25	0	0	(0)	(25)	0

Income (loss) before income taxes	1,170	552	331	(1,165)	99	987

Cost/income ratio (in %)	83	86	76	N/M	N/M	90

Assets	1,394,510	336,199	26,139	15,224	31,219	1,803,290

Risk-weighted assets (CRD 4 – fully loaded)	255,144	94,682	12,580	27,376	12,436	402,217

CRD 4 leverage exposure measure (spot value at reporting date)	1,016,642	348,667	4,508	19,311	25,410	1,414,538

Average shareholders’ equity	38,923	13,832	5,864	3,776	(3)	62,393

Post-tax return on average tangible shareholders’ equity (in %) [1]	4.2	6.1	43.1	N/M	N/M	0.9

Post-tax return on average shareholders’ equity (in %) [1]	3.9	5.2	7.4	N/M	N/M	0.7

N/M – Not meaningful

[1]	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 74%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

Deutsche Bank	1 – Management Report	8
Interim Report as of June 30, 2017

Corporate Divisions

Corporate & Investment Bank (CIB)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %
Net revenues:

Global Transaction Banking	975	1,104	(130)	(12)	2,015	2,205	(190)	(9)

Equity Origination	115	124	(8)	(7)	268	188	80	43

Debt Origination	311	411	(100)	(24)	702	706	(3)	(0)

Advisory	137	72	65	91	250	222	28	12

Origination and Advisory	563	606	(43)	(7)	1,220	1,116	104	9

Financing	554	582	(28)	(5)	1,109	1,163	(54)	(5)

Sales & Trading (Equity)	537	742	(205)	(28)	1,228	1,505	(277)	(18)

Sales & Trading (FIC)	1,132	1,290	(158)	(12)	2,838	2,779	58	2

Sales & Trading	1,668	2,031	(363)	(18)	4,066	4,284	(219)	(5)

Other	(143)	(3)	(140)	N/M	(384)	192	(576)	N/M

Total net revenues	3,618	4,321	(704)	(16)	8,026	8,960	(934)	(10)

Provision for credit losses	56	155	(99)	(64)	113	305	(192)	(63)

Noninterest expenses:

Compensation and benefits	949	971	(22)	(2)	2,056	2,102	(46)	(2)

General and administrative expenses	1,979	2,352	(373)	(16)	4,481	4,833	(352)	(7)

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	6	285	(279)	(98)	6	285	(279)	(98)

Restructuring activities	66	96	(30)	(31)	98	240	(142)	(59)

Total noninterest expenses	3,000	3,705	(705)	(19)	6,642	7,461	(819)	(11)

Noncontrolling interests	19	2	17	N/M	23	25	(2)	(8)

Income (loss) before income taxes	543	460	83	18	1,249	1,170	79	7

N/M – Not meaningful

As announced on March 5, the Bank has reorganized its divisional structure and the below reflects the new segmental reporting structure for the CIB division. CIB comprises the former Global Markets (GM), Corporate Finance (CF) and Global Transaction Banking (GTB) businesses. In the new reporting structure, GM’s Financing businesses will be shown separately, and includes certain activities previously reported in ‘Sales & Trading debt and other products’ and Loan products. Generally it includes more stable revenues where the business objective is to hold assets rather than originate to sell or manage in the trading book. Furthermore, legacy will be reported under ‘Other’. In line with market practice, Credit Valuation Adjustment (CVA) and Funding Valuation Adjustment (FVA) impacts are not discussed separately. These are reported within Sales & Trading.

2017 to 2016 Three Months Comparison

CIB net revenues for the second quarter of 2017 were € 3.6 billion, a decrease of € 704 million or 16 % year-on-year. During the second quarter of 2017 despite continued macroeconomic and geopolitical uncertainties, financial markets experienced very low volatility, which negatively impacted client activity levels. Primary capital markets activity, while still higher than the previous year, has slowed down from the levels seen in the first quarter of 2017.

Global Transaction Banking net revenues were € 1 billion, a decrease of € 130 million or 12%, impacted by tightened margins including a change in the funding allocation methodology. Cash Management revenues were slightly lower, as recent interest rate increases in the U.S. offset the negative impact of client and product perimeter reductions in 2016. Trade revenues were lower driven by tighter margins. Trust, Agency and Securities Services revenues were essentially flat, as lower transaction volumes due to client and country exits were offset by interest rate increases in the U.S.

Origination and Advisory generated net revenues of € 563 million in the second quarter 2017, a decrease of € 43 million, or 7%. Debt Origination revenues were 24 % lower compared to the prior year quarter reflecting lower client activity in the U.S. Equity Origination revenues were 7 % lower reflecting a slowdown in industry volumes following a very strong first quarter in 2017. Revenues in Advisory were 91 % higher, with a number of transactions closed during the quarter.

9	Deutsche Bank Interim Report as of June 30, 2017	Operating and Financial Review Corporate Divisions

Financing net revenues were € 554 million, 5 % lower compared to the second quarter of 2016, with good performance across asset backed lending and commercial real estate offset by lower revenues from our investment grade lending business.

Sales & Trading (FIC) net revenues were € 1.1 billion, a decrease of € 158 million or 12%. Credit revenues were significantly higher, supported by strong performance in distressed products in Asia. Rates revenues were lower driven by a difficult quarter for market making in our U.S. Rates business. Foreign Exchange revenues were lower compared to a strong prior year quarter which benefitted from high activity levels around the UK referendum on EU membership, whilst client activity in the current quarter was impacted by very low levels of volatility. Revenues in Emerging Markets were lower across the covered regions. Foreign exchange and rates Asia Pacific revenues were significantly lower mainly driven by reduced client activity.

Sales & Trading (Equity) generated net revenues of € 537 million, a decrease of € 205 million, or 28%. Prime Finance revenues were significantly lower reflecting lower margins and lower client balances. However, balances at the end of the current quarter 2017 were higher than the levels in September 2016, but remained below the levels recorded in the second quarter of 2016. Equity Derivatives revenues were slightly lower as client flow was impacted by the low volatility environment and Cash Equities revenues were lower due to sluggish client volumes.

Other revenues saw a loss of € 143 million, compared to a loss of € 3 million in 2016. These included a loss of € 104 million (2016: a loss of € 11 million) relating to the impact of DVA on certain derivative liabilities. Revenues associated with assets identified as portfolios not consistent with our new corporate led CIB strategy are now reported under ‘other’ as of the second quarter 2017.

Provision for credit losses decreased by € 99 million or 64%.The reduction was attributable to broad based improved performance despite continued challenges in shipping.

Noninterest expenses were € 3 billion, a decrease of € 705 million or 19 % compared to the prior year quarter. This was mainly driven by reduced litigation provisions and materially lower goodwill impairment compared to the second quarter of 2016. Non compensation costs were also lower due to reduced professional service fees, while the second quarter of 2016 also included Deutsche Bank’s share of an industry wide voluntary remediation scheme for derivatives sold to SME clients in the Netherlands prior to the acquisition of the respective business.

Income before income taxes was € 543 million (2016: income € 460 million). The year-on-year reduction in revenues was more than offset by reduced noninterest expenses and lower credit loss provisions.

2017 to 2016 Six Months Comparison

Revenues in the first half of 2017 were € 8 billion, down € 934 million or 10 % on the first half of 2016. The impact of a DVA loss of € 323 million on certain derivative liabilities (2016: a gain of € 191 million), including the impact of a methodology change in the first quarter of 2017 was a significant driver of this development. The first half of 2016 also included gains reported under Sales & Trading related to the tender offer to repurchase senior unsecured debt securities.

Global Transaction Banking net revenues were € 2 billion, a decrease of € 190 million or 9%, impacted by tightened margins including a change in the funding allocation methodology. Cash Management revenues were essentially flat, as recent interest rate increases in the U.S. and growth within its FX business offset the negative impact of client and product perimeter reductions in 2016. Trade revenues were lower driven by margin pressure. Trust, Agency and Securities Services revenues were essentially flat, as lower transaction volumes due to client and country exits were offset by interest rate increases in the U.S.

Origination and Advisory revenues were € 1.2 billion, a € 104 million or 9 % increase compared to the prior year. Debt Origination revenues were essentially flat, with a strong first quarter of 2017 supported by high inflows into the Leveraged Loan market, offset by reduced revenues in the second quarter of 2017 amid lower client activity and issuance volumes. Equity Origination revenues were 43 % higher, benefitting from increased issuance volumes in 2017 in particular within the IPO market where Deutsche Bank has been a key player. Advisory revenues were 12 % higher driven by a strong pipeline build and solid industry fundamentals.

Financing net revenues were € 1.1 billion, 5 % lower than the first half of 2016 with good performance across asset backed lending and commercial real estate offset by lower revenues from our investment grade lending business.

Deutsche Bank	1 – Management Report	10
Interim Report as of June 30, 2017

Sales & Trading (FIC) net revenues were € 2.8 billion, an increase of € 58 million or 2%. Credit revenues were significantly higher supported by strong client activity in distressed products in the first half of 2017, while challenging market conditions in 2016 impacted flow businesses. Rates revenues were higher compared to the prior year as a result of a challenging market environment, particularly in the first quarter of 2016. Foreign Exchange revenues were lower as a low volatility environment, particularly in the second quarter of this year, impacted client flows. Emerging Markets revenues were lower across the covered regions. Foreign exchange and rates Asia Pacific revenues were essentially flat with a strong first quarter of 2017 offset by lower client activity in the second quarter of 2017.

Sales & Trading (Equity) generated net revenues of € 1.2 billion, a decrease of € 277 million, or 18%. Revenues in Prime Finance were significantly lower reflecting lower margins and lower client balances. However, at the end of the current quarter 2017, these balances were higher than the levels in September 2016, but they remained below the levels recorded in the first half of 2016. Equity Derivatives revenues were higher compared to a challenging prior year. Cash Equities revenues were essentially flat with lower client volumes persisting into 2017.

Other revenues were a loss of € 384 million, compared to a gain of € 192 million in 2016, and included a loss of € 323 million (2016: a gain of € 191 million) relating to the impact of DVA on certain derivative liabilities. € 136 million of this loss was due to a change in the creditor hierarchy in the event of a bank insolvency which was introduced by the German Resolution Mechanism Act (Abwicklungsmechanismusgesetz), effective January 1, 2017. This hierarchical change results in derivative counterparties receiving greater protection as they would be satisfied prior to senior unsecured debt holders in the creditor waterfall structure. This greater protection increases the value of the derivative assets for the counterparty, thereby increasing the value of derivative liabilities on our balance sheet, resulting in the loss. Revenues associated with assets identified as portfolios not consistent with our new corporate led CIB strategy are now reported under ‘other’ as of the second quarter of 2017 as well.

Provision for credit losses decreased by € 192 million or 63%. The reduction was attributable to broad based improved performance despite continued challenges in shipping.

Noninterest expenses of € 6.6 billion, were € 819 million or 11 % lower than in the first half of 2016. Reduced litigation provisions, materially lower Goodwill impairment and lower severance and restructuring all positively impacted the comparison versus the prior year. Compensation and non-compensation costs were also lower compared to the prior year.

Income before income taxes of € 1.2 billion was 7 % higher than in the previous year. The period-over-period reduction in revenues was more than offset by reduced noninterest expenses and lower credit loss provisions.

11	Deutsche Bank Interim Report as of June 30, 2017	Operating and Financial Review Corporate Divisions

Private & Commercial Bank (PCB)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %
Net revenues:

Private & Commercial Clients	1,305	1,365	(60)	(4)	2,603	2,728	(125)	(5)

Postbank	726	903	(177)	(20)	1,498	1,764	(266)	(15)

Wealth Management	526	490	35	7	1,159	988	171	17

Hua Xia	0	6	(6)	(100)	0	(118)	118	N/M

Total net revenues	2,558	2,764	(207)	(7)	5,261	5,362	(102)	(2)

thereof:
Net interest income	1,536	1,548	(12)	(1)	2,925	3,184	(259)	(8)
Commissions and fee income	850	848	2	0	1,773	1,768	4	0
Remaining income	171	368	(197)	(54)	563	410	153	37

Provision for credit losses	22	101	(79)	(78)	100	179	(79)	(44)

Noninterest expenses:

Compensation and benefits	965	1,000	(35)	(3)	1,948	2,030	(82)	(4)

General and administrative expenses	1,264	1,233	32	3	2,556	2,482	74	3

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	(4)	64	(68)	N/M	(52)	120	(172)	N/M

Total noninterest expenses	2,226	2,296	(70)	(3)	4,452	4,631	(180)	(4)

Noncontrolling interests	(1)	0	(1)	N/M	(1)	0	(1)	N/M

Income (loss) before income taxes	310	367	(57)	(15)	710	552	158	29

N/M – Not meaningful

Starting the second quarter 2017, Private & Commercial Bank (PCB) is established as a new segment combining the former Private, Wealth & Commercial Clients and Postbank segments.

2017 to 2016 Three Months Comparison

PCB recorded income before income taxes of € 310 million in the second quarter of 2017. The year-on-year decline was mainly due to specific factors in the second quarter 2016, which included gains from the sale of stakes in VISA Europe Limited in part offset by restructuring charges. The second quarter 2017 had two specific revenue items, which largely offset one another. Wealth Management’s revenues benefited from workout activities in the Sal. Oppenheim franchise and Postbank’s revenues were negatively impacted by the termination of a legacy Trust Preferred Security. Provision for credit losses were on a very low level in the current quarter, driven by selective portfolio sales and a provision release in Postbank. PCB’s business performance excluding these factors was resilient compared to the second quarter last year.

Net revenues of € 2.6 billion decreased by € 207 million, or 7%, compared to the previous year quarter mainly driven by the aforementioned gains from the sale of stakes in VISA Europe Limited, which occurred in both the Private & Commercial Client (PCC) businesses and in Postbank. In the PCC businesses, the gain from the sale of stakes in VISA Europe Limited amounted to € 88 million and was the primary reason for a year-on-year decline in revenues of € 60 million, or 4%. The current quarter benefited to a lower extent from a specific sales transaction in Italy. Net interest income in the PCC businesses remained largely stable. The low interest rate environment led to a continued decline in deposit product revenues, which was compensated by other products reflecting positive internal funding effects. Commission and fee income remained stable compared to the prior year quarter. Lower sales of insurance products including insurances for payment protection in the consumer finance business were compensated by better investment product revenues reflecting our continued sales focus on these products. Revenues in the Postbank businesses decreased by € 177 million, or 20%, compared to the second quarter of 2016. The decline resulted from the non-recurrence of the gains from the sale of stakes in VISA Europe Limited of € 104 million in the second quarter of last year and a negative impact of € 118 million related to the termination of a legacy trust preferred security in the current quarter. Excluding these effects, Postbank’s revenues slightly increased driven by higher commission and fee income mainly in account products reflecting the introduction of a new pricing model. Net interest income decreased due to the impact of the low interest rate environment on deposit revenues, which was partly mitigated by higher loan revenues due to increased loan volumes. Revenues in the Wealth Management (WM) businesses increased by € 35 million, or 7%, mainly driven by € 135 million gains from workout activities in the Sal. Oppenheim franchise, which more than compensated for the impact of a lower revenue base after the sale of the Private Client Services (PCS) unit in the third quarter of 2016. Excluding these factors, WM’s revenues declined compared to the second quarter last year mainly driven by lower net interest revenues due to a lower deposit base, a decline in lending volumes in the Americas as well as selective loan sales. Commission and fee income slightly decreased year-over-year.

Deutsche Bank	1 – Management Report	12
Interim Report as of June 30, 2017

Provision for credit losses of € 22 million decreased by € 79 million, or 78%, compared to prior year quarter driven by a provision release in Postbank and selective portfolio sales in a continued benign economic environment.

Noninterest expenses of € 2.2 billion declined by € 70 million, or 3%, compared to the second quarter of 2016, mainly due to a € 68 million lower impact from restructuring activities. Noninterest expenses in the current quarter were also positively impacted by a reduced cost base after the disposal of the PCS unit and by savings from executed reorganisation measures. These cost-reducing effects were partly offset by higher regulatory and investment spend as well as by higher accruals for performance-related compensation.

Income before income taxes of € 310 million decreased by € 57 million compared to the second quarter of 2016. The decrease was driven by the aforementioned gains from the sale of stakes in VISA Europe Limited in prior year period, in part compensated by a lower impact from restructuring activities in the current quarter.

PCB’s Invested Assets of € 500 billion decreased by € 5 billion compared to March 31, 2017. Negative impacts of € 8 billion from foreign exchange translation and market appreciation were partly compensated by € 3 billion net inflows, which mainly occurred in deposit products.

2017 to 2016 Six Months Comparison

PCB’s result improved significantly compared to the first half of last year. This was driven by specific factors in both periods. The first half 2016 benefited from the sale of stakes in VISA Europe Limited as well as from a dividend payment from one of PCC’s shareholdings subsequent to a sales transaction by the investee in 2015. These positive impacts were partly offset by a negative net valuation impact relating to the stake in Hua Xia Bank Co. Ltd. and restructuring charges. The first half 2017 benefited from workout activities in WM’s Sal. Oppenheim franchise, from a net release of restructuring provisions in the PCC businesses and from a release of provision for credit losses in Postbank. These positive effects were partly offset by a negative impact from the termination of a legacy trust preferred security in Postbank. PCB’s business performance excluding these specific factors was solid in the first half of 2017.

Net revenues of € 5.3 billion decreased by € 102 million, or 2%, compared to the prior year period impacted by above mentioned revenue items in both periods. In the Private & Commercial Client (PCC) businesses, revenues decreased by € 125 million, or 5%, compared to the first half of 2016, which included a € 88 million positive impact from the sale of the stake in VISA Europe Limited reflected in remaining income. The first half of 2017 benefited to a lower extent from a specific sales transaction in Italy. Net interest income decreased compared to the first half of 2016, which included the aforementioned € 50 million dividend payment from one of PCC’s shareholdings. Beyond that, the ongoing low interest rate environment led to a decline in PCC’s deposit product revenues. Commission and fee income slightly increased driven by better investment product revenues reflecting our sales focus in these products. Revenues in the Postbank businesses decreased by € 266 million, or 15%, compared to the first half of 2016 due to the termination of a legacy trust preferred security in the first half of 2017 with a negative impact of € 118 million and the non-recurrence of the benefit from the sale of a stake in VISA Europe Limited of € 104 million in the first half of 2016. Net interest income declined due to the impact of the low interest rate environment on deposit revenues which was partly mitigated by higher loan revenues as a result of increased loan volumes. Commission and fee income increased mainly in current accounts reflecting the introduction of new pricing models. Beyond that, investment product revenues also increased compared to the prior year period. Revenues in the Wealth Management (WM) businesses increased by € 171 million, or 17%, mainly driven by € 310 million gains from workout activities in the Sal. Oppenheim franchise. These effects more than compensated the impact from the lower revenue base after the sale of the Private Client Services (PCS) unit in the third quarter of 2016. Excluding these factors, WM’s revenues declined compared to the first half of last year with decreased net interest revenues mainly due to a lower deposit base as well as selective loan sales. Commission and fee income remained stable compared to the prior year period. Hua Xia revenues included a non-recurring negative valuation impact of € 118 million in the first half of 2016 related to the stake in Hua Xia Bank Co. Ltd.

Provision for credit losses of € 100 million decreased by € 79 million, or 44%, compared to the prior year period benefiting from a provision release in Postbank and a continued benign economic environment. Both periods included positive impacts from selective portfolio sales.

13	Deutsche Bank Interim Report as of June 30, 2017	Operating and Financial Review Corporate Divisions

Noninterest expenses of € 4.5 billion declined by € 180 million, or 4%, compared to the first half of 2016, mainly due to a € 172 million decline in restructuring charges. The first half of last year included net restructuring charges of € 120 million whereas the first half of 2017 benefited from a net release of restructuring provisions of € 52 million which reflected the disciplined execution of the reorganization measures in the PCC business in Germany. Noninterest expenses in the first half of 2017 were also positively impacted by the reduced cost base after the disposal of the PCS unit and by savings of executed reorganisation measures. These cost-reducing effects were partly offset by higher infrastructure and investment spend for digitalization, regulatory projects and other initiatives as well as by higher accruals for performance-related compensation.

Income before income taxes of € 710 million increased by € 158 million compared to the first half of 2016. The increase was driven by the aforementioned specific revenue factors regarding VISA Europe Limited, Hua Xia Bank Co. Ltd., the Sal. Oppenheim franchise and a legacy Trust Preferred Security combined with a lower impact from restructuring activities and a release of provision for credit losses.

PCB’s Invested Assets of € 500 billion increased by € 4 billion compared to December 31, 2016, driven by € 5 billion net inflows (€ 2 billion in WM, € 3 billion in PCC businesses). The net inflows mainly occurred in deposit products partly driven by the successful win-back of mandates after outflows in the third and fourth quarter of 2016 subsequent to the negative market perceptions associated with Deutsche Bank. Market and foreign exchange related effects largely offset each other.

Deutsche Asset Management (Deutsche AM)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %
Net revenues:

Management Fees	575	538	37	7	1,138	1,079	59	5

Performance and transaction fees	86	26	61	N/M	105	47	58	122

Other revenues	15	70	(56)	(79)	40	155	(114)	(74)

Mark-to-market movements on policyholder positions in Abbey Life	0	71	(71)	N/M	0	114	(114)	N/M

Total net revenues	676	705	(29)	(4)	1,283	1,395	(112)	(8)

Provision for credit losses	(0)	0	(0)	N/M	(0)	1	(1)	N/M

Total noninterest expenses:

Compensation and benefits	193	165	28	17	381	364	18	5

General and administrative expenses	247	270	(23)	(9)	483	550	(67)	(12)

Policyholder benefits and claims	0	74	(74)	N/M	0	118	(118)	(100)

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	2	26	(24)	(92)	4	32	(28)	(87)

Total noninterest expenses	442	535	(93)	(17)	868	1,063	(195)	(18)

Noncontrolling interests	1	0	1	N/M	1	0	1	N/M

Income (loss) before income taxes	234	170	64	38	414	331	83	25

N/M – Not meaningful

As announced on March 5, 2017, the Bank has reorganized its divisional structure. Deutsche AM remains materially unchanged and contains the asset management activities of Deutsche Bank. It focuses on providing investment solutions to individual investors and institutions that serve them.

2017 to 2016 Three Months Comparison

Deutsche AM reported a strong performance in the second quarter of 2017, continuing the positive momentum from the start of the year driven by improved market conditions compared to the prior year period. Net new assets also saw consecutive quarterly inflows led by Passive and Active.

Net revenues were € 676 million, a decrease of € 29 million, or 4%. Management fees increased by € 37 million, or 7 % driven by Active reflecting improved market conditions. Performance and transaction fees increased significantly by € 61 million, due to higher fund performance fees from Alternatives. Other revenues fell by € 56 million, or 79 % compared to prior year quarter which benefitted from the write-up relating to HETA Asset Resolution AG exposure (HETA). Following the sale of Abbey Life in the fourth quarter 2016 no mark-to-market movements on policyholder positions were recorded, compared to € 71 million, in the second quarter 2016.

Deutsche Bank	1 – Management Report	14
Interim Report as of June 30, 2017

Noninterest expenses of € 442 million decreased by € 93 million or 17%, due to the non-recurrence of costs relating to Abbey Life and lower General and administrative expenses led by significantly lower restructuring and severance costs, partly offset by higher compensation and benefit costs.

Income before income taxes was € 234 million, an increase of € 64 million, or 38%, driven by lower noninterest expenses, partly offset by slightly lower revenues compared to the prior year benefiting from several one-off items including Abbey Life mark-to-market movements and write up relating to HETA.

Invested assets were € 711 billion as of June 30, 2017, a decrease of € 12 billion versus March 31, 2017, driven by unfavourable foreign currency movements of € 20 billion, partly offset by net asset inflows of € 6 billion and favourable market development of € 4 billion.

in € bn.	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of March 31, 2017	86	63	183	306	84	723

Inflows	4	3	10	18	12	47
Outflows	(3)	(9)	(9)	(16)	(4)	(41)
Net Flows	1	(5)	1	2	8	6
FX impact	(3)	(2)	(4)	(10)	(1)	(20)
Market Development	1	(1)	2	1	0	4
Other	0	0	0	0	(2)	(2)

Balance as of June 30, 2017	85	56	182	299	90	711

Average fee rate (in bps)	53	7	52	14	42	32

2017 to 2016 Six Months Comparison

During the first six months of 2017, Deutsche AM reported solid performance driven by improved market conditions compared to the prior year. Compared to the net asset outflows reported in the prior year, the first six months of 2017 saw a positive turnaround with € 11 billion net asset inflows led by the Germany, EMEA and APAC regions.

Net revenues in the first six months of 2017 were € 1.3 billion, a decrease of € 112 million, or 8%. Management fees increased by € 59 million, or 5%, driven by Active reflecting favourable market movements. Performance and transaction fees increased significantly by € 58 million, due to higher fund performance fees from Alternatives during the second quarter. Other revenues decreased by € 114 million, or 74 % compared to the prior year which benefitted from the proceeds of the sale of Asset Management India and the write-up relating to HETA. Following the sale of Abbey Life in the fourth quarter 2016, no mark-to-market movements on policyholder positions were recorded, compared to € 114 million reported in the first six months of 2016.

Noninterest expenses of € 868 million decreased by € 195 million, or 18%, compared to the first six months of 2016, driven by the non-recurrence of costs relating to Abbey Life, lower General and administrative expenses and significantly lower restructuring and severance costs, partly offset by higher compensation and benefit costs.

Income before income taxes was € 414 million, an increase of € 83 million, or 25 % compared to the first six months of 2016, driven by the aforementioned lower noninterest expenses, partly offset by lower revenues due to several one-off items in the prior year including the sale of Asset Management India and the write-up relating to HETA .

Invested assets were € 711 billion as of June 30, 2017, an increase of € 5 billion versus December 31, 2016, driven by favourable market development of € 16 billion and net asset inflows of € 11 billion, partly offset by unfavourable foreign currency movements of € 22 billion.

in € bn.	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of December 31, 2016	84	63	171	305	82	706

Inflows	10	4	22	39	18	93
Outflows	(8)	(9)	(19)	(37)	(10)	(82)
Net Flows	2	(5)	2	2	8	11
FX impact	(3)	(2)	(5)	(11)	(1)	(22)
Market Development	2	(1)	13	2	1	16
Other	0	0	1	0	(1)	0

Balance as of June 30, 2017	85	56	182	299	90	711

Average fee rate (in bps)	53	7	52	14	42	32

15	Deutsche Bank Interim Report as of June 30, 2017	Operating and Financial Review Corporate Divisions

Non-Core Operations Unit (NCOU)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %
Net revenues	-	(349)	349	N/M	-	(333)	333	N/M

Provision for credit losses	-	5	(5)	N/M	-	80	(80)	N/M

Noninterest expenses:

Compensation and benefits	-	17	(17)	N/M	-	32	(32)	N/M

General and administrative expenses	-	263	(263)	N/M	-	717	(717)	N/M

Policyholder benefits and claims	-	0	0	N/M	-	0	0	N/M

Impairment of goodwill and other intangible assets	-	0	0	N/M	-	0	0	N/M

Restructuring activities	-	(1)	1	N/M	-	4	(4)	N/M

Total noninterest expenses	-	278	(278)	N/M	-	753	(753)	N/M

Noncontrolling interests	-	(0)	0	N/M	-	(0)	0	N/M

Income (loss) before income taxes	-	(632)	632	N/M	-	(1,165)	1,165	N/M

N/M – Not meaningful

2017 to 2016 Three / Six Months Comparison

From 2017 onwards, Non-Core Operations Unit (NCOU) ceased to exist as a standalone division. The remaining legacy assets as of December 31, 2016 are now managed by the corresponding operating segments, predominately Corporate & Investment Bank and Private & Commercial Bank.

Consolidation & Adjustments (C&A)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %	Jun 30, 2017	Jun 30, 2016	Absolute Change	Change in %
Net revenues	(236)	(57)	(179)	N/M	(608)	69	(677)	N/M

Provision for credit losses	1	(1)	2	N/M	(0)	(0)	(0)	143

Noninterest expenses:

Compensation and benefits	814	807	7	1	1,683	1,625	58	4

General and administrative expenses	(767)	(897)	130	(14)	(1,596)	(1,625)	29	(2)

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	0	(5)	5	N/M	0	(6)	6	N/M

Total noninterest expenses	47	(96)	142	N/M	87	(5)	93	N/M

Noncontrolling interests	(19)	(2)	(17)	N/M	(23)	(25)	2	(6)

Income (loss) before income taxes	(265)	42	(307)	N/M	(672)	99	(771)	N/M

N/M – Not meaningful

2017 to 2016 Three Months Comparison

Loss before income taxes in C&A was € 265 million in the second quarter of 2017, compared to a gain of € 42 million in the prior year quarter. This decrease was mainly due to negative € 164 million in the second quarter 2017 resulting from the realization of currency translation adjustments related to Deutsche Bank’s subsidiaries in Argentina and Uruguay, and the loss on sale of the Argentina subsidiary. The second quarter 2017 also included negative € 3 million in valuation and timing differences driven by gains on interest related items and cross currency basis largely offset by negative revenues resulting from the narrowing of own credit spread, compared to positive € 71 million in prior year period. Additionally, revenues included negative € 30 million from municipal bonds taxable equivalent which is reported by the business and balanced out via C&A. Lastly, the prior year quarter benefited from € 73 million insurance recoveries related to the Kirch settlement agreements.

2017 to 2016 Six Months Comparison

Loss before income taxes in C&A was € 672 million in the first half of 2017, compared to a gain of € 99 million in the prior year first half. This decrease was mainly due to negative € 190 million in valuation and timing differences in 2017 resulting from a significant narrowing of our own credit spread, compared to positive € 243 million in prior year period when the bank’s credit spreads widened. The decrease also included negative € 167 million in the first half of 2017 due to realisation of currency translation adjustments related to Deutsche Bank’s subsidiaries in Argentina, Uruguay and New Zealand, and the loss on sale of the Argentina subsidiary. Additionally, revenues included negative € 59 million from municipal bonds taxable equivalent which is reported by the business and balanced out via C&A, and negative € 29 million as a result of a hedge related to the sale of Hua Xia Bank stake.

Deutsche Bank	1 – Management Report	16
Interim Report as of June 30, 2017

Financial Position

in € m. (unless stated otherwise)	Jun 30, 2017	Dec 31, 2016	Absolute Change	Change in %
Cash and central bank balances	227,514	181,364	46,150	25

Interbank balances (w/o central banks)	9,109	11,606	(2,497)	(22)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	34,401	36,368	(1,967)	(5)

Trading assets	188,192	171,044	17,148	10

Positive market values from derivative financial instruments	396,340	485,150	(88,810)	(18)

Financial assets designated at fair value through profit or loss	89,751	87,587	2,164	2
Thereof:
Securities purchased under resale agreements	52,878	47,404	5,474	12
Securities borrowed	22,184	21,136	1,048	5

Loans	398,698	408,909	(10,211)	(2)

Securities held to maturity	3,189	3,206	(17)	(1)

Brokerage and securities related receivables	125,453	105,100	20,353	19

Remaining assets	96,087	100,213	(4,126)	(4)

Total assets	1,568,734	1,590,546	(21,812)	(1)

Deposits	581,478	550,204	31,274	6

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	26,495	29,338	(2,843)	(10)

Trading liabilities	68,392	57,029	11,363	20

Negative market values from derivative financial instruments	371,682	463,858	(92,176)	(20)

Financial liabilities designated at fair value through profit or loss	64,112	60,492	3,620	6
Thereof:
Securities sold under repurchase agreements	53,517	50,397	3,120	6
Securities loaned	1,442	1,298	144	11

Other short-term borrowings	20,232	17,295	2,937	17

Long-term debt	165,070	172,316	(7,246)	(4)

Brokerage and securities related payables	155,566	122,019	33,547	27

Remaining liabilities	44,497	53,176	(8,679)	(16)

Total liabilities	1,497,524	1,525,727	(28,203)	(2)

Total equity	71,210	64,819	6,391	10

Movements in Assets

As of June 30, 2017, total assets decreased by € 21.8 billion (or 1%) compared to year-end 2016.

The overall decrease was primarily driven by a € 88.8 billion decrease in positive market values from derivative financial instruments, mainly attributable to foreign exchange rate products.

Loans decreased by € 10.2 billion mainly driven by maturities during the normal course of business and targeted client repayments.

These decreases were partly offset by an increase in cash and central bank balances together with interbank balances by € 43.7 billion, predominantly driven by reduction in loans as discussed above, increase in deposits and proceeds from our capital raise.

Brokerage and securities related receivables increased by € 20.4 billion, mainly driven by higher receivables from unsettled regular way trades following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year, partially offset by lower collateral requirements corresponding to the decrease in negative market values from derivative financial instruments.

Trading assets increased by € 17.1 billion primarily driven by debt securities mainly due to increased bond positions in EU & US rates business and increased client activity, in line with seasonal patterns.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, increased by € 4.6 billion, driven by increased firm financing activities and increased client flow.

The overall movement of the balance sheet included a decrease of € 45.3 billion due to foreign exchange rate movements mainly driven by strengthening of the Euro versus the U.S. Dollar. The effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section.

17	Deutsche Bank Interim Report as of June 30, 2017	Operating and Financial Review Financial Position

Movements in Liabilities

As of June 30, 2017, total liabilities decreased by € 28.2 billion (or 2%) compared to year-end 2016.

The overall reduction was primarily driven by a € 92.2 billion decrease in negative market values from derivative financial instruments primarily due to the same factors as the movements in positive market values from derivative financial instruments as discussed above.

A € 7.2 billion decrease in long term debt also contributed to the overall decrease. Constrained funding markets has led to raise liquidity at slower rate than in previous years.

These decreases were partly offset by a € 33.5 billion increase in brokerage and securities related payables, primarily due to the same factors as the movements in brokerage and securities related receivables as discussed above.

Deposits increased by € 31.3 billion during the period, mainly as a result of campaigns in our Private and Commercial Bank as well as cash management initiatives in our transaction bank.

Trading liabilities increased by € 11.4 billion, mainly attributable to increased trading activities in EU & US rates business, in line with seasonal patterns.

Other short term borrowings increased by € 2.9 billion mainly driven by wholesale funding and prime brokerage activities.

Similar to total assets, the impact of foreign exchange rate movements during the period is already embedded in the overall movements in liabilities as discussed in this section.

Liquidity

Liquidity reserves amounted to € 285 billion as of June 30, 2017 (compared to € 219 billion as of December 31, 2016). We maintained a positive internal liquidity stress result as of June 30, 2017 (under the combined scenario), and our Liquidity Coverage Ratio for June 30, 2017 was 144% (compared to 128 % as of December 31, 2016).

Equity

Total equity as of June 30, 2017 increased by € 6.4 billion compared to December 31, 2016. The main factor contributing to this development was a capital increase of € 8.0 billion from the issuance of 687.5 million new common shares in April 2017. Further contributing to the increase was net income attributable to Deutsche Bank shareholders and additional equity components of € 1.0 billion. Partly offsetting were a net loss from exchange rate changes of € 1.6 billion (relating especially to the U.S. dollar), cash dividends paid to Deutsche Bank shareholders of € 392 million as well as coupons paid on additional equity components of € 288 million net of tax.

Pro-forma Regulatory Capital

Our regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

Our Common Equity Tier 1 (CET 1) capital according to CRR/CRD 4 as of June 30, 2017 increased in the first half of 2017 by € 4.9 billion to € 52.6 billion. Risk-weighted assets (RWA) according to CRR/CRD 4 were € 354.2 billion as of June 30, 2017, compared with € 356.2 billion at the end of 2016. The increase in CRR/CRD 4 CET 1 capital resulted in a CRR/CRD 4 CET 1 capital ratio of 14.9 % as of June 30, 2017, compared with 13.4 % at the end of 2016.

Our fully loaded CRR/CRD 4 CET 1 capital as of June 30, 2017 amounted to € 50.1 billion, € 7.8 billion higher compared to € 42.3 billion as of December 31, 2016. RWA according to CRR/CRD 4 fully loaded were € 355.1 billion as of June 30, 2017 compared with € 357.5 billion at the end of 2016. Due to the increase in CET 1 capital our fully loaded CRR/CRD 4 CET 1 capital ratio as of June 30, 2017 increased to 14.1 % as compared to 11.8 % at year-end 2016.

Further details on the development of Regulatory Capital and RWA can be found in the section “Risk Report” of this report under chapter “Regulatory Capital”.

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Interim Report as of June 30, 2017

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

Management Board

On April 28, 2017, the Supervisory Board appointed James von Moltke as a member of the Management Board of Deutsche Bank AG with effect from July 1, 2017, until June 30, 2020. He succeeds Dr. Marcus Schenck as Chief Financial Officer. Dr. Marcus Schenck will be responsible for the Corporate & Investment Bank (CIB) together with Garth Ritchie as of July 1, 2017.

Supervisory Board

Peter Löscher and Professor Dr. Klaus Rüdiger Trützschler left the Supervisory Board of Deutsche Bank AG with effect from the end of the Annual General Meeting on May 18, 2017.

At the conclusion of the Annual General Meeting on May 18, 2017, Dr. Paul Achleitner’s period of office as member and Chairman of the Supervisory Board ended as scheduled. He was re-elected member of the Supervisory Board as of May 18, 2017 for a period of five years.

Gerhard Eschelbeck, Vice President Security & Privacy Engineering, Google Inc., and Professor Dr. Stefan Simon, self-employed attorney-at-law with his own law firm (SIMON GmbH), who had been appointed member of the Bank’s Supervisory Board by the court with effect from August 23, 2016, were also elected members of the Supervisory Board of Deutsche Bank AG by the Annual General Meeting on May 18, 2017, for a period of five years.

Gerd Alexander Schütz, founder and member of the Management Board of C-QUADRAT Investment AG, was elected member of the Supervisory Board of Deutsche Bank by the Annual General Meeting on May 18, 2017, for a period of one year.

At its subsequent meeting, the Supervisory Board elected Dr. Paul Achleitner as its Chairman.

19	Deutsche Bank Interim Report as of June 30, 2017	Strategy Management and Supervisory Board

Strategy

Our core business model is that of a global bank combined with a strong home base in Germany. We serve the real economy needs of our corporate, institutional, asset management and private clients, providing services in transaction banking, corporate finance and capital markets, asset management, wealth management and retail banking. This business model remains the foundation of our strength and long-term growth prospects.

To further strengthen the bank and reposition for growth, we announced a number of additional strategic measures. Decisions agreed by the Management Board and Supervisory Board on March 5, 2017 aim to reinforce the bank’s roots in its home market of Germany and its position as a leading European bank with global reach:

–	having capital levels the sufficiency of which are beyond question,
–	having a leading CIB franchise with the scale and strength to successfully compete and grow globally,
–	occupying the number one private and commercial banking position in our home market of Germany,
–	giving our world class Deutsche AM division operational segregation that can support accelerated growth,
–	reducing the size of our corporate center and cost base in part through more front to back alignment and shifting large portions of infrastructure functions to the business divisions, and
–	shifting our earnings and business mix more towards stable businesses.

Geographically, Germany will remain our anchor – our home market where we intend not only to maintain, but to further expand our leading position in all three of our business divisions. Fundamentally, we intend to retain our global capabilities, but plan to focus those capabilities where our management believes our franchise is the strongest, the growth potential the largest, and the potential risk adjusted returns the highest.

–	PCB will be primarily focused in Germany, with wealth management businesses around the world.
–

Given the global nature of our core corporate clients, we intend to retain CIB capabilities across Germany and EMEA (ex-Germany), the U. S. and Canada, and in Asia Pacific (APAC). While we intend to have a global institutional client footprint, we expect to be primarily focused on Germany and EMEA (ex-Germany) where our competitive franchise is strongest. We also intend to maintain a strong, but more focused U. S. footprint.

–	Deutsche AM will continue to provide a full suite of investment management services in Germany and the wider EMEA region, while enhancing its specialist capabilities in the U.S. and APAC.

As part of our updated strategy in March 2017 we have adopted new financial targets. The new targets are:

–	Adjusted costs of € 22 billion by 2018, and € 21 billion by 2021, which includes the adjusted costs of Postbank
–	Post-tax Return on Average Tangible Equity of approximately 10 % in a normalized operating environment
–	CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded) of comfortably above 13%
–	CRR/CRD 4 leverage ratio according to transitional rules (phase-in) of 4.5%
–	Targeting a competitive dividend payout ratio for the financial year 2018 and thereafter

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Progress against strategic goals and targets

On March 5, 2017, we announced our intention to increase our equity capital to remove any doubts about our soundness, and create a basis for growth. We successfully completed our capital increase with gross proceeds of € 8 billion in April 2017.

We completed the reorganisation of our business operations into three distinct units, with the goals of strengthening each, enhancing client coverage, improving market share and driving efficiencies and growth:

The new corporate client-led Corporate & Investment Bank (CIB): Our Sales & Trading, Advisory, Financing and Transaction Banking businesses have been merged into one integrated division. The new corporate division “Corporate & Investment Bank” combines the former segments “Global Markets” and “Corporate & Investment Banking”. This forms the basis for the intended shift of our focus in this business to corporate clients while retaining a strong, but more focused institutional client base.

Largest Private & Commercial Bank (PCB) in Germany: The corporate division “Private & Commercial Bank” combines the businesses with private and commercial clients of Deutsche Bank and Postbank, which formerly had been reported separately, and the wealth management activities for wealthy clients, foundations and family offices. The foundations for Postbank integration have been laid with the establishment of a joint integration and governance structure. The strategic intention to streamline operations and structures and to share one IT platform has also been confirmed. Meanwhile, execution of existing strategic initiatives continues, including implementation of a new go-to-market model, head office streamlining and branch closures in Germany (177 branches in PCC Germany closed as of the end of June 2017).

An operationally segregated Deutsche Asset Management (Deutsche AM): The corporate division Deutsche Asset Management remains materially unchanged and contains the asset management activities of Deutsche Bank. It focuses on providing investment solutions to individual investors and institutions that serve them. Steps to float up to 25 % of Deutsche AM are being taken with the gradual execution of the defined target legal entity structure and operating model.

Significant year on year reduction in costs highlights progress against announced cost targets. In the first half of 2017 adjusted costs were 6 % lower compared to the same time period in 2016. This is in part driven by tangible reductions in full-time equivalents (FTE) and increased cost discipline. Overall, internal FTE have dropped from 99,744 in December 2016 to 96,652 in June 2017.

21	Deutsche Bank Interim Report as of June 30, 2017	Outlook The Global Economy

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2016.

The Global Economy

Global investors faced mixed signals from macro data and market signals in recent months. These were especially accentuated by an apparent dichotomy between lower inflation due to falling oil prices, lower yields and flatter curves on the one hand, and continuing solid global growth and firm risk sentiment on the other. We believe the declining core inflation trend is due primarily to temporary factors, particularly in the U.S., and the uptrend should resume given the solid economic growth momentum. The outlook on global growth has changed only slightly since the beginning of the year. We believe that U.S. growth has accelerated less than expected, driven by lower odds of Trump’s policy agenda being implemented, but we still expect deregulation and modest fiscal stimulus to support an above-trend growth. The weaker outlook for the U.S. is compensated by an improved economic growth outlook for the eurozone and China. Our expectations regarding the market-friendly results of the recent elections in Europe were confirmed. Moreover, the intervention to resolve ailing banks in Italy has lowered the risk. However, in the UK the outcome of the exit negotiations from the European Union (Brexit) has become more binary: the risk of a soft Brexit has risen, but so has that of a hard Brexit.

We expect global economic growth to see a moderate increase to 3.6 % in 2017, after having achieved a growth rate of only 3.1 % in 2016, its weakest increase since the global financial crisis in 2009. We anticipate that the global inflation rate will likely accelerate to 5.3 % in 2017, primarily due to the upswing in commodity prices. For industrialized countries, we expect growth to accelerate to 2.1%, and consumer prices to increase by 1.8 % in 2017. We expect economic growth in the emerging markets to increase to 4.7 % in 2017, with inflation at 7.8%.

The economic outlook for the eurozone has improved, and we anticipate GDP growth to move to 1.9 % in 2017. The key elections in major EU Member States and the related uncertainty did not dampen economic activity in the first half of 2017. As the political risks have not materialized so far, the economy has already gained some momentum. For instance, the German economy unexpectedly saw a positive development, and we expect a GDP growth of 1.6%, on the back of a strong labour market. While, the supportive monetary policy stance of the European Central Bank (ECB) should remain in place for some time, we expect that the ECB will take further normalization steps. After reducing its monthly asset purchases to € 60 billion from April 2017 onwards, in their forward guidance in June 2017, the ECB removed the language from the policy statement indicating interest rates could go lower in the future. We expect a further normalization in 2018 if consumer prices continue to rise, at least at a slow pace.

We expect economic growth in the U.S. to accelerate to 2.4 % in 2017. We anticipate that the labour market will perform fairly well, with a continued increase in employment and a drop in the unemployment rate to close to full employment. Wage growth may strengthen further with positive impulses for private consumption. Investments may rise due to an ongoing dynamic housing market and also higher equipment investment as the dampening effect of low oil prices on the energy sector and the strong U.S.-Dollar fade. Potentially, the economy may also benefit from the combination of tax cuts, deregulation and infrastructure investments being considered by the executive branch. We expect consumer prices to rise by 2.3%. The Federal Reserve’s monetary policy should continue to provide stimulus for the U.S. economy despite its gradual policy tightening. We expect that the Fed will hike its policy rate three times to 1.375 % by year-end 2017.

The Japanese economy is expected to expand at a similar pace to the prior year at 1.2%, as private capital investment benefits from the improving global trade backdrop. We anticipate that this should continue to be buoyed by the country’s monetary policy. The Bank of Japan is focused on controlling the yield curve, and the pace of monetary expansion is expected to slow down. We expect inflation to be at 0.4%. Economic growth in the emerging markets is projected to rise to 4.7 % in 2017; in Asia (excluding Japan), we expect it to remain more or less unchanged at 6.1%, with inflation at 2.4%. We expect the Chinese economy to further decelerate to 6.7 % in 2017 on the back of lower property sales dampening the fiscal space and deleveraging in the credit market. Inflation should remain low at 1.7%.

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The Banking Industry

Interest rates in Europe are expected to remain low for longer than had been anticipated several months ago. Despite the ongoing steps to normalize monetary policy in the U.S., it is therefore expected that the banks’ net interest income situation will not fundamentally improve in the near future. At the same time, however, the low interest rates and robust economic growth should boost lending to households and businesses and keep loan losses at a low level. The challenging earnings outlook notwithstanding, further restructuring efforts by the banks are likely to improve the profit situation in comparison with the weak prior-year period. The largest uncertainties facing the sector are the exit negotiations between the EU and the UK on the one hand, and the pace and extent of the ECB’s likely change in monetary policy on the other. Abruptly raising interest rates could place a considerable strain on the banks.

The healthy economic environment means that German banks are expected to continue benefiting from an expanding lending business in the next twelve months. The growth in both corporate and retail lending should continue to outpace the overall GDP growth figure for the eurozone. However, the rapid expansion in deposits observed to date may wane.

In the U.S., questions surrounding the direction of economic and fiscal policy have grown in recent months. The weaker outlook for growth in the overall economy goes hand in hand with less favorable prospects for lending. Nevertheless, a certain cooling-down in corporate lending, which had continued to see extraordinarily strong growth in 2016, is not expected to prove to be problematic.

In Japan, the next twelve months are not expected to see any major change of pace in the traditional banking business. In China, the very high rate of expansion in lending to the private sector could see a moderate deceleration in line with a slight economic slowdown. At the same time, this also presents the most acute risk of a severe correction.

We expect the regulatory outlook to focus on completing existing work streams at the EU and global level. Finalising these may be impacted by the potential for greater fragmentation resulting from UK’s exit from the EU, and a revised regulatory approach from the new U.S. administration. The international regulatory agenda, including the finalisation of the Basel III package and risk weightings for sovereign exposures, could see wavering momentum and a less clear commitment to local implementation of international rules, including rules that have already been proposed in the EU such as the Fundamental Review of the Trading Book (FRTB), Net Stable Funding Ratio (NSFR) and Standardised Approach to Counterparty Credit Risk (SACCR). EU initiatives such as revisions to the leverage ratio minimum level for systemic banks, forthcoming transition in loan loss accounting from the “incurred loss” method to the “expected loss” method, and the establishment of the level of own funds and liabilities eligible for bail-in that must be held by major banks in the eurozone for a potential resolution (Total Loss Absorbing Capital / Minimum Requirement for Own Funds and Eligible Liabilities – TLAC/MREL) should progress as planned. Risks associated with UK’s exit is expected to sharpen focus on the EU capital markets union, calibrating the Bank Recovery and Resolution Directive (BRRD) and reviewing the role of the European Supervisory Authorities (ESAs). These could provide stability to mitigate some risks associated with the UK’s exit from the EU and broader potential disruptions.

23	Deutsche Bank Interim Report as of June 30, 2017	Outlook The Deutsche Bank Group

The Deutsche Bank Group

As part of our updated strategy communication in March 2017, we have adjusted the composition and the characteristics of our most important financial targets. We aim to achieve our adjusted cost targets by 2018 and 2021 respectively and our remaining key performance indicators in the long-term, consistent with a simpler and safer bank. These key performance indicators are shown in the table below.

Key Performance Indicators

	Jun 30, 2017	Target KPI
CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded) [1,5]	14.1% (pro-forma)	comfortably above 13.0%

CRR/CRD 4 leverage ratio according to transitional rules (phase-in) [2,5]	4.2% (pro-forma)	4.5%

Post-tax Return on Average Tangible Equity [3]	3.2%	circa 10.0%

Adjusted costs [4]	€ 12.0 bn	2018: circa € 22 billion 2021: circa € 21 billion

[1]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[2]	Further detail on the calculation of the CRR/CRD 4 leverage ratio according to transitional rules (phase-in) is provided in the Risk Report.
[3]

Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of 39 % for six months ended June 30, 2017. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.

[4]

Adjusted costs are noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.

[5]

Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

We expect our CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded) to be at or above 13 % and our CRR/CRD 4 leverage ratio according to transitional rules (phase-in) to stay broadly at current levels by year-end 2017. Risk weighted assets (RWA) are expected to increase in the financial year 2017, notably from operational risk, methodology changes and selected business growth.

Revenues of our operating businesses are expected to be lower than last year. This reflects our expectation that market volatility and related client activity remain muted, whereas our macro outlook remains broadly positive. This comparison excludes the contributions of the significant businesses exits Abbey Life, PCS and HuaXia disposed of in 2016, as well as credit-spread driven Debt Valuation Adjustments and valuation of our own debt.

We are committed to work towards our target of 10 % Post-tax Return on Average Tangible Equity, assuming a normalized revenue environment and on the basis of the achievement of our cost targets. The measures currently underway, and planned for implementation in 2017 and the following years, are key elements for reaching that target. However, given the continued burden, mainly from litigation and restructuring costs, we currently expect only a moderate improvement of our Post-tax Return on Average Tangible Equity in 2017.

As part of the Group-wide cost reduction program, we plan to complete our branch network optimization, deliver efficiencies through digitalization of processes and streamline the infrastructure functions to reduce headcount and cost. In parallel, we plan to continue our investments in strengthening the control functions and the supporting infrastructure environment. We are targeting approximately € 22 billion in adjusted costs in 2018, which includes Postbank’s adjusted costs. We target a further reduction to approximately € 21 billion by 2021. In 2017, we expect to see net cost reductions flow through from investments made last year, as well as from the impact of expected headcount reductions, and the successful completion of our NCOU disposals. We plan to return to our normal compensation programs in 2017 after the Management Board decided for 2016 to substantially limit bonus payments. Overall, we expect our adjusted costs to further decline in 2017 compared to 2016.

We target a competitive dividend payout ratio for the financial year 2018 and thereafter. If we report sufficient levels of distributable profits under our stand-alone financial statements in accordance with German accounting rules (HGB) for the fiscal year 2017, we expect to recommend at least a dividend payment of € 0.11 per share for the fiscal year 2017.

By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to continue to be challenging. Although in the first half of 2017 we recorded virtually no litigation expense we anticipate these expenses to be higher in the second half of 2017.

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Our Business Segments

In accordance with our strategy announcement on March 5, 2017, we reorganized our business operations under a new divisional structure comprising the divisions Corporate & Investment Bank (CIB), Private & Commercial Bank (PCB), and Deutsche Asset Management (Deutsche AM) in the second quarter of 2017. The following paragraphs contain the outlook of our business segments in that structure.

Corporate & Investment Bank (CIB)

Our Global Markets and existing Corporate & Investment Banking divisions have been combined into a new Corporate & Investment Bank division.

For full year 2017, we expect Corporate & Investment Bank revenues to be slightly lower compared to full year 2016. We expect Sales & Trading (FIC) revenues to be slightly lower. A supportive macroeconomic backdrop and stable credit fundamentals are expected to drive higher revenues from Credit products, whilst diverging monetary policies are expected to drive demand for Rates products. However, the low volatility environment experienced in the second quarter of 2017 may continue into the second half of the year and result in persistently lower client activity levels. We expect Sales & Trading (Equity) revenues to be slightly lower year on year. Sluggish Cash Equity volumes may persist into the second half of the year. In addition low volatility may potentially impact client demand for Derivatives products. We expect Financing revenues to be slightly lower year-on-year.

We expect Origination & Advisory revenues to improve slightly with growth expected to come from our equity origination businesses, building on positive momentum seen at the beginning of the year, with debt origination and advisory staying broadly flat. In Global Transaction Banking, higher funding charge allocations, a persistently low interest rate environment in Europe and the strategic rationalization of our perimeter are expected to continue to weigh on revenues. For full year 2017, we expect these to be lower compared to the prior year.

We remain committed to reduce costs across CIB and drive platform efficiency while enhancing regulatory compliance, control and conduct. Our adjusted cost base (excluding litigation, impairment of goodwill and intangibles, severance and restructuring) is trending slightly lower for the full year 2017, in part due to favourable FX movements. The new CIB division expects to achieve a reduction of its adjusted costs by 2018 through streamlining its infrastructure to achieve further efficiencies in the CIB front and middle office functions and the supporting infrastructure, without exiting whole business lines. Nonetheless, in the near term, we expect to continue to face pressure on our returns as we continue to experience RWA increases, mainly driven by Operational Risk RWA and methodology changes. We will maintain our focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability and control and conduct.

Risks to outlook include the implementation of MiFID2 in 2018 and the potential impact on our business model of the exit process of the UK from the European Union. Uncertainty around central bank policies and ongoing regulatory developments also pose a risk, while challenges such as event risks and a slow-down in client activity may also impact financial markets. Despite this, we believe that continued execution on the announced strategic priorities will position us favourably to face potential challenges and capitalize on future opportunities.

Private & Commercial Bank (PCB)

The corporate division Private & Commercial Bank combines our business areas Private & Commercial Clients Germany, Private & Commercial Clients International, Postbank and Wealth Management.

Our objective in this reorganized division with nearly 25 million clients is to provide a seamless client coverage while continuing our investments into digitalization to broaden the client base and to drive efficiencies. In Germany, we are targeting to be the leading German private and commercial bank by integrating the Private & Commercial Clients Germany and Postbank businesses. The improvement of our technology platform in Italy is one of the current objectives in our Private & Commercial Clients International business. In Wealth Management, we will continue to follow our strategy which includes to invest in key growth markets, e.g. Asia, Americas and the Middle East as well as selected de-risking and transformation initiatives.

25	Deutsche Bank Interim Report as of June 30, 2017	Outlook Our Business Segments

In our PCC businesses, we expect a similar year-on-year decline as in 2016 in net interest income driven by lower deposit products, which continue to suffer from the low interest rate environment throughout 2017. PCC’s commission and fee income is anticipated to be higher in 2017 after it had been negatively impacted by a turbulent market environment with low client activity in 2016. Excluding specific items like the sale of VISA Europe in 2016, we expect total revenues in the PCC businesses to remain essentially flat despite the negative impact from the continued low interest rate environment. In our Postbank business, we also expect that net interest income will continue to be negatively impacted by the low interest rate environment. The impact of lower interest rates on our deposit revenues will be reduced by growth in loan revenues in line with our strategy to selectively expand our loan book. We expect commission and fee income to be higher in 2017 in light of our strengthened advisory approach and the revised pricing model for accounts. Postbank’s remaining income is expected to be on a significantly lower level compared to 2016 mainly due to reduced asset disposal activities and the negative impact of the termination of a legacy Trust Preferred Security in 2017. Excluding these specific items, we expect Postbank’s total revenues to remain essentially flat compared to 2016 levels despite the negative impact of the low interest rate environment. Wealth Management business is expected to have higher revenues in 2017. The impact of the lower revenue base after the sale of the Private Client Services (PCS) unit in 2016 is expected to be more than compensated by gains from workout activities in the Sal. Oppenheim franchise. Excluding these items, we expect revenues to be slightly higher supported by growth in our key regions in Germany and Asia Pacific. Excluding specific items mentioned above, we expect PCB’s total net revenues to remain essentially flat despite the negative impact from the continued low interest rate environment.

In 2017 we expect PCB’s RWA to be slightly higher.

Our loan loss provisions were low in 2016 following sales of selected portfolios. In 2017, we expect loan loss provisions to be slightly lower, based on similar effects combined with a specific release in Postbank in the second quarter 2017.

In line with our strategy and our objectives of standardization and simplification, we plan to continue to optimize our branch networks and to improve our efficiency, and thus expect the number of employees to further decline in 2017. The resulting decrease in compensation expenses combined with the deconsolidation impact from the sale of the PCS business in 2016 is expected to reduce our cost base. Inflation rate effects as well as continued investment spending (e.g. in digitalization) will partly counteract this. Our noninterest expenses will also continue to be influenced by further transformation and integration measures, including measures which will be taken for the foreseen integration of our German retail operations.

Uncertainties around our performance in 2017 include slower economic growth in our main operating countries and higher than expected volatility in equity and credit markets, which could adversely affect investor risk appetite and asset flow as well as decline in interest rates globally. In addition, fierce competition, tighter regulatory requirements as well as delays in the execution of our strategic projects could negatively impact both our revenue generating capacity and our cost base.

Deutsche Asset Management (Deutsche AM)

In Deutsche Asset Management, our outlook centers around the potential market impacts of initial Brexit negotiations, policy developments in the U.S., and China’s response to mounting corporate debt; as well as markets being influenced by ongoing geopolitical events such as monetary policy continuing to diverge and oil production changes. Bouts of further volatility across markets are possible. Throughout this uncertain period for investors, Deutsche AM remains focused on delivering as a trusted partner and solutions provider to our clients.

As announced in March 2017, we are taking steps to prepare Deutsche AM for a partial initial public offering within 24 months in order to unlock the intrinsic value of our business. We continue to view longer term industry growth trends favoring our capabilities in beta (passive) products, alternative investments and active multi-asset solutions, areas where we believe we can grow market share both in our home market and abroad. With the net new asset growth reported in the first six months of 2017 and clarity around not only the future structure of Deutsche AM, but also the improved capital outlook for Deutsche Bank Group, we see client confidence increasing and are cautiously optimistic about asset development for the remainder of 2017. In the medium term, we expect industry assets to grow, albeit at a lower organic rate than in prior years, and profit pools to be challenged by fee compression, rising costs of regulation, and competitive dynamics. In the face of this challenge, we intend to balance growth through product and coverage expansion with initiatives to ensure an efficient cost base and operating platform.

Excluding prior year items not expected to recur, such as the proceeds from the sale of Asset Management India, the write up relating to HETA exposure and Abbey Life revenues, we expect full year 2017 underlying revenues to be slightly higher year-on-year driven by revenue growth from Active and Alternatives businesses reflecting improved market conditions. Following the sale of Abbey Life in the fourth quarter of 2016, noninterest expenses are expected to be significantly lower as policyholders, benefits and claims ceased following the sale, and we do not anticipate a repeat of material impairments incurred in 2016. Risks to Deutsche AM’s outlook include the pace of net new assets growth, the exposure to global macroeconomic growth and the political developments including Brexit negotiations, and policy developments in the U.S.

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Risks and Opportunities

We have reflected in our Outlook risks and opportunities that we believe are likely to occur. The following section focuses on future trends or events that may result in downside risk or upside potential from what we have anticipated in our Outlook.

Our aspirations are subject to various external and internal factors. In particular, timely and complete achievement of our strategic aspirations may be adversely impacted by the reduced revenue-generating capacities of some of our core businesses in the current challenging macro-economic and market environment, the ongoing headwinds posed by regulatory reforms and/or the effects on us of our legal and regulatory proceedings.

Depending on whether the economic and market conditions worsen or improve compared to forecasted levels, this could either adversely affect or positively impact our business, results of operations or strategic plans.

Continued elevated levels of political uncertainty could have unpredictable consequences for the financial system and the greater economy and could contribute to an unwinding of European integration, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

The overall macro-economic impact of the United Kingdom’s decision to leave the European Union, which will depend on Europe’s political response to Brexit, is difficult to predict. In general, we expect a prolonged period of uncertainty regarding the UK’s future status with the EU. Therefore, weaker investment and thereby slower economic growth are expected to persist during the UK exit negotiations. As a consequence, we will closely monitor the developments and their impact on our business and operating model. This may potentially require taking impairments on assets.

The direct costs and related business impacts described in this section and in our Outlook, should they be significantly greater than we currently expect, would impact the “available distributable items” (ADI) calculation for Deutsche Bank AG, which forms the basis for payment capacity on our Additional Tier 1 (AT1) securities. If Deutsche Bank AG’s solo HGB results do not provide sufficient ADI, this would impact our ability to make distributions on our AT1 instruments. This could lead to higher funding costs for us and adversely affect perceptions of us in the markets, with potential adverse effects on our results of operations and financial condition. Such impacts may also put increasing pressure on our capital, liquidity and other regulatory ratios. Also, if we do not report sufficient levels of distributable profits under our stand-alone financial statements in accordance with German accounting rules (HGB), this would impact our ability to pay dividends.

A downgrade in our credit rating could affect our funding costs and business activities, although we are unable to predict whether this would be the case or the extent of any such effect.

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us, create significant uncertainty for us and may adversely affect our business plans as well as our ability to execute our strategic plans. In addition, regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

Regulators can also impose capital surcharges, for example, as result of the annual Supervisory Review and Evaluation Process (SREP), to reflect the additional risks posed by deficiencies in our control environment. In extreme cases, they can even suspend our permission to operate within their jurisdictions. Furthermore, implementing enhanced controls may result in higher regulatory compliance costs that could offset or exceed efficiency gains.

Tax administrations have been focusing on the eligibility of taxpayers for reduced withholding taxes on dividends in connection with certain cross-border lending or derivative transactions, with the German Federal Ministry of Finance recently having issued administrative guidance in this area. In addition, we are subject to a number of legal proceedings, tax examinations and regulatory investigations, whose outcome is difficult to estimate and which may substantially and adversely affect our planned results of operations, financial condition and reputation. If these matters are resolved on terms that are more adverse to us than we expect, in terms of their costs or necessary changes to our businesses, or if related negative perceptions concerning our business and prospects and related business impacts increase, we may not be able to achieve our strategic objectives or we may be required to change them.

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures in all economic market environments or against all types of risks, including risk that we fail to identify or anticipate.

27	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Introduction

Risk Report

Introduction

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks as per the principles of the International Financial Reporting Standard (IFRS 7). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, for dedicated regulatory disclosures the regulatory principles of consolidation are relevant which differ from those applied for our financial statements.

CRR/CRD 4 Capital Framework

In the European Union, the Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) published on June 27, 2013, and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5.

Details on our regulatory exposures as well as applicable ratios are provided further below in this report, and additionally, in our Pillar 3 report as of June 30, 2017.

ICAAP/ILAAP and SREP

The lnternal Capital Adequacy Assessment Process (“ICAAP”) as stipulated in Pillar 2 of Basel 3 requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk management techniques to maintain adequate capitalization. The Internal Liquidity Adequacy Assessment Process (“ILAAP”) focuses on maintaining sufficient liquidity risk management. The Supervisory Review and Evaluation Process (“SREP”) refers to the common methodology and standards used by the European Central Bank (ECB) in its role under the Single Supervisory Mechanism (SSM). In accordance with Article 97 of the Capital Requirements Directive (CRD 4), supervisors regularly review the arrangement, strategies, process and mechanisms implemented by banks and evaluate: (a) the risks to which the institution might be exposed; (b) the risks the institution might pose to the financial system in general; and (c) the risks revealed by stress testing.

MREL and TLAC

Both the total loss-absorbing capacity (“TLAC”) requirement for global systemically important banks (“G-SIBs) and the European minimum requirement for own funds and eligible liabilities (“MREL”) are specifically designed to require banks to maintain a sufficient amount of instruments which are eligible to absorb losses in resolution without recourse to taxpayers’ money. On November 23, 2016, the European Commission (“EC”) proposed a revision of the Capital Requirement Regulation (“CRR”) as well as amendments to the Single Resolution Mechanism (“SRM”) Regulation and the Bank Recovery and Resolution Directive (“BRRD”) in order to implement TLAC into EU legislation. The instruments which qualify under TLAC are Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments as well as certain eligible unsecured liabilities. The TLAC term sheet introduces a minimum requirement of 16 percent of Risk-Weighted Assets (“RWAs”) or 6 percent of leverage exposure by January 1, 2019; and 18 percent of RWAs and 6.75 percent of leverage exposure by 2022. If deemed necessary, the resolution authority would be able to request a firm-specific add-on.

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Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate, manage our risks and to allocate capital to our businesses consistently. Risk and capital are both managed via a common framework of principles, organizational structures and measurement and monitoring processes, that are closely aligned to the activities of the divisions and business units. Further details can be found in our Annual Report 2016 sections “Risk Management Principles and Governance” and “Risk Governance”.

Risk Management Governance Structure of the Deutsche Bank Group

Risk Identification and Assessment

In line with our risk management principles, our risk inventory was updated by running a risk identification and materiality assessment process. Material risks include credit, market, operational, liquidity, business, reputational and cross risk. Each of the aforementioned risk types contain sub-risks, which were reviewed based on updated taxonomy principles. These principles improve the differentiation between the risks and ensure a clear management ownership. No new risks were identified as material. Cross risk (e.g. country and industry concentration risk) is now shown on its own to highlight the overarching aspects of this risk.

Concerning the key risks “Credit Risk”, “Market Risk”, “Operational Risk” and “Liquidity Risk” and their developments within the second quarter 2017, further details can be found in the specific sections of this Risk Report dedicated to the respective risks. Further information concerning the management framework for all our material risks above can be found in chapter “Risk and Capital Management” of our Annual Report 2016.

All risks assessed as material are covered by the Internal Capital Adequacy Assessment Process as described in the section “Internal Capital Adequacy” of this report. Modelling and measurement approaches for quantifying capital and demand are implemented across major risk classes. Our material non-standard risks (i.e. reputational risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

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Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 Ratio (CET 1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (SNLP) serve as group-level metrics. They are fully integrated into the risk appetite framework, stress testing (except LCR), risk and capital planning, and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. The CET 1, LR, Leverage Exposure, LCR and Risk-Weighted Assets ratios and metrics, which are defined by regulation, are based on the fully loaded rules under the Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms (Capital Requirements Regulation or “CRR”) and the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Capital Requirements Directive 4 or “CRD 4”). ICA, Economic Capital and SNLP are Deutsche Bank specific internal risk metrics used in addition to the above described regulatory metrics.

Common Equity Tier 1 Ratio[1] 30.6.2017 (pro-forma) 14.1% 31.12.2016 11.8%	Total Risk-Weighted Assets[1] 30.6.2017 (pro-forma) €355.1 bn 31.12.2016 €357.5 bn

Internal Capital Adequacy Ratio 30.6.2017 172% 31.12.2016 162%	Total Economic Capital 30.6.2017 €37.6 bn 31.12.2016 €35.4 bn

Leverage Ratio[1,2] 30.6.2017 (pro-forma) 3.8% 31.12.2016 3.5%	Leverage Exposure[1] 30.6.2017 (pro-forma) €1,443 bn 31.12.2016 €1,348 bn

Liquidity Coverage Ratio 30.6.2017 144% 31.12.2016 128%	Stressed Net Liquidity Position (sNLP) 30.6.2017 €47.5 bn3 31.12.2016 €36.1 bn

[1]

Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

[2]	The pro-forma CRR/CRD 4 leverage ratio on a phase-in basis was 4.2 % as of June 30, 2017 resp. 4.1 % as of December 31, 2016.
[3]	Preliminary amount.

For further details please refer to this report under sections “Risk Profile”, “Internal Capital Adequacy”, “Capital Instruments”, “Development of Regulatory Capital (for phase-in and fully loaded CET 1 and Risk-Weighted Assets figures)”, “Development of Risk-Weighted Assets”, “Leverage Ratio (for phase-in and fully loaded Leverage Ratio)” and our Annual Report 2016 under sections “Risk Appetite and Capacity”, “Recovery and Resolution Planning”, “Stress Testing” and “Internal Capital Adequacy Assessment Process”.

Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk, market risk, liquidity risk, business risk, cross risks, and 2) non-financial risks (NFRs) including reputational risk and operational risk. We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation. Please refer to our Annual Report 2016 under section “Risk and Capital Management” for detailed information on the management of our material risks.

As part of our regular analysis, sensitivities of key portfolio risks are reviewed using a bottom-up risk assessment, complemented by a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture both those risks that have an impact across our risk portfolios and business divisions as well as those relevant to specific portfolios.

Political risks in Europe (excluding UK) are somewhat lower than in the first quarter following French presidential and parliamentary elections which bolstered the pro-European Union candidate, as was the case in the Netherlands. The early election in the UK has weakened the conservative government’s parliamentary majority which may make it more challenging for the UK to reach a compromise with the European Union on Brexit negotiations. Peripheral risk diminished as Greece payments were agreed and Italy bank bailouts were completed without market disruption. Geopolitical risks remain elevated with tensions increasing between the US and North Korea in the wake of the recent advanced missile test. We expect that (geo) political uncertainty will continue to dominate risks for the remainder of 2017. Global economic activity continues to be upbeat with business surveys and economic activity generally pointing to robust GDP growth. In the U.S., the Federal Reserve is expected to hike rates and plans to reduce its balance sheet. The ECB’s outlook is also more upbeat, although developed market inflation remains limited.

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The assessment of the potential impacts of these risks is integrated into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that the currently available capital and liquidity reserves, in combination with available mitigation measures, allow to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The second quarter of 2017 has seen a nascent shift in the trend towards increasing global regulation of the financial services industry amid growing pressure on US regulators from the executive branch to potentially modify some of the more stringent post-crisis measures. It is not yet clear if substantial changes will result, either to the US regulatory framework or more broadly. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes. Our material litigation and regulatory enforcement matters are presented in the note “Provisions” of this report.

The overall focus of Risk and Capital Management is maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization.

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2017 increase (decrease) from 2016
in € m. (unless stated otherwise)	Jun 30, 2017	Dec 31, 2016	in € m.	in %
Credit risk	13,188	13,105	83	1

Market risk	15,171	14,593	578	4
Trading market risk	4,878	4,229	649	15
Nontrading market risk	10,293	10,364	(71)	(1)

Operational risk	11,140	10,488	652	6

Business risk	6,285	5,098	1,187	23

Diversification benefit [1]	(8,183)	(7,846)	(337)	4

Total economic capital usage	37,601	35,438	2,163	6

1	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of June 30, 2017, our economic capital usage amounted to € 37.6 billion, which was € 2.2 billion or 6%, higher than € 35.4 billion economic capital usage as of December 31, 2016.

The economic capital usage for credit risk was € 82 million or 1 % higher as of June 30, 2017 compared to year-end 2016 mainly due to a higher counterparty credit risk component.

The economic capital usage for trading market risk totalled € 4.9 billion as of June 30, 2017, which was € 648 million or 15 % higher than at year-end 2016. The increase was primarily driven by traded default risk component. The nontrading market risk economic capital usage decreased by € 71 million or 1 % compared to December 31, 2016, mainly driven by a lower structural foreign exchange risk exposure.

The operational risk economic capital usage totalled € 11.1 billion as of June 30, 2017, which was € 652 million or 6 % higher than the € 10.5 billion economic capital usage as of December 31, 2016. The increase was mainly driven by a model change regarding an enhanced scoring mechanism for the Self-Assessment results in conjunction with the replacement of the existing Self-Assessment process by our enhanced Risk and Control Assessment process.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing, reputational risk and a tax risk component. The business risk increased by € 1.2 billion compared to December 31, 2016, to € 6.3 billion as of June 30, 2017. This increase reflected a higher economic capital usage for the strategic risk component driven by an updated 12-month earnings outlook and scope extension of tax risk component.

31	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Risk and Capital Overview

The inter-risk diversification effect of the economic capital usage for credit, market, operational and strategic risk increased by € 337 million mainly due to overall higher economic capital usage across all risk types.

Our mix of various business activities results in diverse risk taking by our business divisions. We also measure the key risks inherent in their respective business models through the undiversified total economic capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Risk profile of our business divisions as measured by economic capital

	Jun 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consoli- dation & Adjustments and Other	Total	Total (in %)
Credit Risk	7,848	4,572	79	0	688	13,188	35

Market Risk	5,906	1,606	1,861	0	5,797	15,170	40

Operational Risk	9,030	1,475	635	0	0	11,140	30

Business Risk	5,641	134	289	0	221	6,285	17

Diversification Benefit[1]	(6,200)	(1,135)	(494)	0	(353)	(8,183)	(22)

Total EC	22,225	6,652	2,370	0	6,353	37,601	100

Total EC (in %)	59	18	6	0	17	100	N/M

N/M – Not meaningful

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

	Dec 31, 2016[1]
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consoli- dation & Adjustments and Other	Total	Total (in %)
Credit Risk	8,186	4,308	62	108	442	13,105	37

Market Risk	5,341	1,712	2,197	332	5,009	14,593	41

Operational Risk	8,330	1,437	561	160	0	10,488	30

Business Risk	4,753	32	100	245	(32)	5,098	14

Diversification Benefit[2]	(6,008)	(1,039)	(441)	(110)	(248)	(7,846)	(22)

Total EC	20,602	6,450	2,479	735	5,171	35,438	100

Total EC (in %)	58	18	7	2	15	100	N/M

N/M – Not meaningful

[1]	Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of June 30, 2017.
[2]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

Corporate & Investment Bank’s (CIB) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. The vast majority of its risk relates to credit risk in the Trade Finance and Corporate Finance businesses, while other businesses attract low to no credit risk. The share of the operational risk in CIB’s risk profile reflects a high loss profile in the industry combined with internal losses and has increased compared to the year-end 2016. The remainder of CIB’s risk profile is derived from business risk reflecting earnings volatility risk. Market risk mainly results from modelling of client deposits and trading. The economic capital usage for business risk increased in the first six months mainly due to a higher economic capital usage for the strategic risk component.

Private & Commercial Bank’s (PCB) risk profile comprises credit risk from retail, small and medium-sized enterprises (SMEs) lending and wealth management (WM) activities as well as nontrading market risk from investment risk, modelling of client deposits and credit spread risk. The economic capital usage for credit risk increased in the first six months mainly due to a higher counterparty credit risk component.

The main risk driver of Deutsche Asset Management’s (Deutsche AM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AM’s advisory and commission focused business attracts primarily operational risk. The economic capital usage for market risk decreased compared to the year-end 2016 mainly due to a lower nontrading market risk component.

The Non-Core Operations Unit (NCOU) portfolio included activities that are non-core to the Bank’s future strategy, assets earmarked for de-risking, assets suitable for separation, assets with significant capital absorption but low returns, and assets exposed to legal risks. NCOU’s risk profile covered risks across the entire range of our operations. The economic capital usage across all risk types decreased throughout 2016 mainly due to general wind-down of non-strategic assets. The NCOU was dissolved as of the beginning of 2017 and its assets were reallocated to the other segments.

Consolidation & Adjustments (C&A) mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The economic capital usage for market risk increased compared to the year-end 2016.

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Risk and Capital Performance

Regulatory Capital

Capital Adequacy

The calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate, e.g., to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. In this regard, we assume in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by the end of 2017.

Capital Instruments

Our Management Board received approval from the 2016 Annual General Meeting to buy back up to 137.9 million shares before the end of April 2021. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. We have received approval from the ECB for share buybacks for 2016 and 2017 according to CRR/CRD 4 rules. During the period from the 2016 Annual General Meeting until the 2017 Annual General Meeting (May 18, 2017), 14.8 million shares have been purchased, of which 0.2 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period or are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 1.2 million as of the 2017 Annual General Meeting. In the second quarter of 2017 we purchased under the 2016 AGM authorization 27.5 million call options on Deutsche Bank shares to hedge the risk of a rising share price for upcoming equity compensation liabilities. All options had a maturity of more than 18 months.

The 2017 Annual General Meeting granted our Management Board the approval to buy back up to 206.7 million shares before the end of April 2022. Thereof 103.3 million shares can be purchased by using derivatives, this includes 41.3 million derivatives with a maturity exceeding 18 months. These authorizations substitute the authorizations of the previous year. During the period from the 2017 Annual General Meeting until June 30, 2017, no further shares were purchased. The number of shares held in Treasury from buybacks was 1.2 million as of June 30, 2017.

On March 5, 2017, Deutsche Bank announced a capital increase of up to 687.5 million new shares with subscription rights to existing shareholders and with the same dividend rights as all other outstanding shares, and completed the capital increase on April 7, 2017. With the capital increase, the number of common shares of Deutsche Bank AG increased by 687.5 million, from 1,379.3 million to 2,066.8 million, in early April. The gross proceeds amounted to € 8.0 billion and the net proceeds amounted to € 7.9 billion. The effects of the capital increase are now reflected in our IFRS shareholders’ equity and pro-forma regulatory capital. Our regulatory capital and related capital and leverage ratios as of June 30, 2017 are therefore presented below on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise, the inclusion of which the ECB formally approved on July 26, 2017.

Since the 2017 Annual General Meeting, and as of June 30, 2017, authorized capital available to the Management Board is € 2,560 million (1,000.0 million shares). As of June 30, 2017, the conditional capital stands at € 512 million (200 million shares).

33	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Risk and Capital Performance

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are not recognized under fully loaded CRR/CRD 4 rules as Additional Tier 1 capital, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For June 30, 2017, this resulted in eligible Additional Tier 1 instruments of € 10.3 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 5.7 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). One legacy Hybrid Tier 1 instrument with a notional of € 0.5 billion and an eligible equivalent amount of € 0.5 billion has been called since year-end 2016. € 5.7 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. Additional Tier 1 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 4.6 billion as of June 30, 2017.

The total of our Tier 2 capital instruments as of June 30, 2017 recognized during the transition period under CRR/CRD 4 was € 6.3 billion. As of June 30, 2017, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 7.7 billion. No Tier 2 capital instrument had been called in the second quarter 2017. Tier 2 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 12.0 billion as of June 30, 2017 (including the € 5.7 billion legacy Hybrid Tier 1 capital instruments only recognizable as Additional Tier 1 capital during the transitional period).

Minimum capital requirements and additional capital buffers

The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50 % of risk-weighted assets (RWA). The Pillar 1 total capital requirement of 8.00 % demands further resources that may be met with up to 1.50 % Additional Tier 1 capital and up to 2.00 % Tier 2 capital.

In addition to these minimum capital requirements, the following combined capital buffer requirements were phased in starting 2016 and will become fully effective from 2019 onwards. The G-SII (“global systemically important institution”) buffer requirement of 2.00 % CET 1 capital of RWA in 2019 was phased in with 1.00 % in 2017. The capital conservation buffer requirement of 2.50 % CET 1 capital of RWA in 2019 implemented in Section 10c German Banking Act, based on Article 129 CRD 4, was phased in with 1.25 % in 2017. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. As of June 30, 2017, the countercyclical capital buffer rate was at 0.02%.

Additionally, Deutsche Bank AG has been classified by BaFin as an “other systemically important institution” (O-SII) with an additional buffer requirement of 2.00 % that has to be met on a consolidated level. For Deutsche Bank, the O-SII buffer was introduced in a first step of 0.66 % in 2017. Unless certain exceptions apply, only the higher of the systemic risk buffer (currently not applicable), G-SII buffer and O-SII buffer must be applied. Accordingly, the O-SII buffer requirement was not applicable as per June 30, 2017.

On December 8, 2016, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2017, following the results of the Pillar 2 Supervisory Review and Evaluation Process (SREP) in 2016. The decision requires Deutsche Bank to maintain a phase-in CET 1 ratio of at least 9.52 % on a consolidated basis, beginning on January 1, 2017. This CET 1 capital requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP Add-on) of 2.75%, the phase-in capital conservation buffer of 1.25%, the counter-cyclical buffer (0.02 % as per June 30, 2017) and the phase-in G-SII buffer of 1.00%.

Further information about minimum capital requirements, additional capital buffers as well as Pillar 2 requirements (SREP) applicable to us can be found in our Annual Report 2016.

Deutsche Bank	1 – Management Report	34
Interim Report as of June 30, 2017

Development of pro-forma regulatory capital

Our regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented below on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017.

Our CRR/CRD 4 Tier 1 capital as of June 30, 2017 amounted to € 61.3 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 52.6 billion and Additional Tier 1 (AT1) capital of € 8.7 billion. The CRR/CRD 4 Tier 1 capital was € 5.8 billion higher than at the end of 2016, primarily driven by an increase in CET 1 capital of € 4.9 billion while AT1 capital increased by € 1.0 billion since year end 2016.

The € 4.9 billion increase of CRR/CRD 4 CET 1 capital was largely the result of the capital raise completed in early April 2017 with net proceeds of € 7.9 billion and the reversal of 10 % threshold-related deductions of € 0.4 billion due to the higher capital base. These positive effects were then reduced by increased regulatory adjustments due to the higher phase-in rate of 80 % in 2017 compared to 60 % in 2016 and negative effects from Currency Translation Adjustments of € 1.6 billion with partially positive foreign exchange counter-effects in capital deduction items. Our positive net income of € 1.0 billion was completely offset by our dividend and AT1 coupon accrual of € 1.0 billion for the first half of 2017 which is in line with the ECB Decision (EU) (2015/4) on the recognition of interim or year-end profits in CET 1 capital.

The € 1.0 billion increase in CRR/CRD 4 AT1 capital was mainly the result of reduced regulatory adjustments (€ 1.7 billion lower than at year end 2016) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 80 % in 2017 (60 % in 2016) and decreased correspondingly on the level of AT1 capital to 20 % in 2017 (40 % in 2016). Our Legacy Hybrid Tier 1 instruments recognizable during the transition period were € 0.8 billion lower compared to year end 2016 due to foreign exchange effects and the call of one of these instruments.

Our fully loaded CRR/CRD 4 Tier 1 capital as of June 30, 2017 was € 54.7 billion, compared to € 46.8 billion at the end of 2016. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 50.1 billion as of June 30, 2017, compared to € 42.3 billion as of December 31, 2016. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of June 2017, unchanged compared to year end 2016.

The increase of our fully loaded CET 1 capital of € 7.8 billion compared to year end 2016 capital was largely the result of the € 7.9 net proceeds from the capital raise and the reversal of 10 % threshold-related deductions of € 0.6 billion due to the higher capital base. Further positive effects of € 0.5 billion resulted from regulatory adjustments from prudential filters (Debt Valuation Adjustments and Fair Value Options). These positive effects were partially offset by negative effects from Currency Translation Adjustments of € 1.6 billion with partially positive foreign exchange counter-effects in capital deduction items.

35	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Risk and Capital Performance

Transitional template for pro-forma Regulatory Capital, RWA and Capital Ratios (unaudited)

	Jun 30, 2017		Dec 31, 2016
in € m.	CRR/CRD 4 fully loaded[3]	CRR/CRD 4[3]	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	45,080	45,080	37,290	37,290

Retained earnings	18,168	18,168	20,113	20,113

Accumulated other comprehensive income (loss), net of tax	1,971	1,934	3,708	3,645

Independently reviewed interim profits net of any foreseeable charge or dividend[1]	0	0	(2,023)	(2,023)

Other	0	38	0	79

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	65,218	65,220	59,088	59,104

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,201)	(1,201)	(1,398)	(1,398)

Other prudential filters (other than additional value adjustments)	(107)	(73)	(639)	(428)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,284)	(6,627)	(8,436)	(5,062)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,732)	(2,986)	(3,854)	(2,312)

Negative amounts resulting from the calculation of expected loss amounts	(339)	(277)	(297)	(188)

Defined benefit pension fund assets (negative amount)	(885)	(708)	(945)	(567)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(45)	(39)	(59)	(41)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	0	0	(590)	(354)

Other regulatory adjustments[2]	(501)	(675)	(591)	(971)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(15,094)	(12,586)	(16,810)	(11,321)

Common Equity Tier 1 (CET 1) capital	50,125	52,634	42,279	47,782

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	5,719	N/M	6,516

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	10,395	4,676	11,191

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(48)	(125)	(51)

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(1,691)	N/M	(3,437)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(1,740)	(125)	(3,488)

Additional Tier 1 (AT1) capital	4,551	8,655	4,551	7,703

Tier 1 capital (T1 = CET 1 + AT1)	54,675	61,289	46,829	55,486

Tier 2 (T2) capital	11,966	6,231	12,673	6,672

Total capital (TC = T1 + T2)	66,641	67,520	59,502	62,158

Total risk-weighted assets	355,102	354,193	357,518	356,235

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	14.1	14.9	11.8	13.4

Tier 1 capital ratio (as a percentage of risk-weighted assets)	15.4	17.3	13.1	15.6

Total capital ratio (as a percentage of risk-weighted assets)	18.8	19.1	16.6	17.4

N/M – Not meaningful

[1]

Based on recent ECB guidance, CET1 capital for the first quarter 2017 has been revised down to reflect 100 % dividend accrual and hence no contribution from interim profits for the period, lowering first quarter capital (including the resulting impact on 10 % threshold deductions) by € 236 million and the CET 1 ratio by 7bps, both on a fully loaded basis, and by € 232 million and 7bps respectively on a phase-in basis. Tier 1 and Total capital has been reduced accordingly. No interim profits will be recognized from the second quarter in 2017 in accordance with the ECB decision (EU) (2015/4).

[2]

Including an additional capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16(1)(c), 16(2)(b) and (j) of Regulation (EU) No 1024/2013 as well as the additional filter for funds for home loans and savings protection (“Fonds für bauspartech-nische Absicherung”) of € 0.2 billion.

[3]

Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017.

Deutsche Bank	1 – Management Report	36
Interim Report as of June 30, 2017

Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)

	Jun 30, 2017		Dec 31, 2016
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	45,080	45,080	37,290	37,290

Ordinary Shares issued in April 2017 capital raise pending recognition by the ECB pursuant to Article 26(3) CRR	(8,037)	(8,037)	0	0

Retained earnings	18,168	18,168	20,113	20,113

Accumulated other comprehensive income (loss), net of tax	1,971	1,934	3,708	3,645

Independently reviewed interim profits net of any foreseeable charge or dividend[1]	0	0	(2,023)	(2,023)

Other	0	38	0	79

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	57,181	57,183	59,088	59,104

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,201)	(1,201)	(1,398)	(1,398)

Other prudential filters (other than additional value adjustments)	(107)	(73)	(639)	(428)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,284)	(6,627)	(8,436)	(5,062)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,732)	(2,986)	(3,854)	(2,312)

Negative amounts resulting from the calculation of expected loss amounts	(339)	(277)	(297)	(188)

Defined benefit pension fund assets (negative amount)	(885)	(708)	(945)	(567)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(45)	(39)	(59)	(41)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	(166)	(132)	(590)	(354)

Other regulatory adjustments[2]	(501)	(675)	(591)	(971)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(15,259)	(12,718)	(16,810)	(11,321)

Common Equity Tier 1 (CET 1) capital	41,922	44,465	42,279	47,782

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	5,719	N/M	6,516

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	10,395	4,676	11,191

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(48)	(125)	(51)

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(1,691)	N/M	(3,437)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(1,740)	(125)	(3,488)

Additional Tier 1 (AT1) capital	4,551	8,655	4,551	7,703

Tier 1 capital (T1 = CET 1 + AT1)	46,472	53,119	46,829	55,486

Tier 2 (T2) capital	11,966	6,231	12,673	6,672

Total capital (TC = T1 + T2)	58,438	59,350	59,502	62,158

Total risk-weighted assets	354,688	353,779	357,518	356,235

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.8	12.6	11.8	13.4

Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.1	15.0	13.1	15.6

Total capital ratio (as a percentage of risk-weighted assets)	16.5	16.8	16.6	17.4

N/M – Not meaningful

[1]

Based on recent ECB guidance, CET1 capital for the first quarter 2017 has been revised down to reflect 100 % dividend accrual and hence no contribution from interim profits for the period, lowering first quarter capital (including the resulting impact on 10 % threshold deductions) by € 236 million and the CET 1 ratio by 7bps, both on a fully loaded basis, and by € 232 million and 7bps respectively on a phase-in basis. Tier 1 and Total capital has been reduced accordingly. No interim profits will be recognized from the second quarter in 2017 in accordance with the ECB decision (EU) (2015/4).

[2]

Including an additional capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16(1)(c), 16(2)(b) and (j) of Regulation (EU) No 1024/2013 as well as the additional filter for funds for home loans and savings protection (“Fonds für bauspartech-nische Absicherung”) of € 0.2 billion.

37	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Risk and Capital Performance

Reconciliation of shareholders’ equity to pro-forma regulatory capital

	Jun 30, 2017	Dec 31, 2016
in € m.	CRR/CRD 4[2]	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	66,258	59,833

Deconsolidation/Consolidation of entities	(22)	(123)
Thereof:
Additional paid-in capital	(6)	(6)
Retained earnings	(198)	(276)
Accumulated other comprehensive income (loss), net of tax	182	159

Total shareholders’ equity per regulatory balance sheet	66,236	59,710

Noncontrolling interest based on transitional rules	38	79
Accrual for dividend and AT1 coupons[1]	(1,018)	(621)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	(36)	(63)

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	65,220	59,104

Prudential filters	(1,449)	(2,206)
Thereof:
Additional value adjustments	(1,201)	(1,398)
Any increase in equity that results from securitized assets	(2)	(5)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(71)	(423)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(175)	(380)

Regulatory adjustments	(11,137)	(9,115)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	(6,627)	(5,062)
Deferred tax assets that rely on future profitability	(2,986)	(2,666)
Negative amounts resulting from the calculation of expected loss amounts	(277)	(188)
Defined benefit pension fund assets	(708)	(567)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other	(539)	(632)

Common Equity Tier 1 capital	52,634	47,782

Additional Tier 1 capital	8,655	7,703

Additional Tier 1 Notes (AT1 Notes)	4,627	4,625
Per balance sheet	4,674	4,669
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(47)	(45)

Hybrid capital securities	5,705	6,500
Per balance sheet	5,694	6,373
Deconsolidation/Consolidation of entities	279	301
Regulatory adjustments to balance sheet position	(267)	(174)
Thereof:
Amount excluded from Additional Tier 1 due to cap	0	0
Other	(267)	(174)

Other regulatory adjustments	14	16

Deductions from Additional Tier 1 capital	(1,691)	(3,437)

Tier 1 capital	61,289	55,486

Tier 2 capital	6,231	6,672

Subordinated debt	5,977	6,447
Per balance sheet	7,552	7,762
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,575)	(1,315)
Thereof:
Amortization according to Art. 64 CRR	(1,216)	(1,027)
Other	(359)	(288)

Other regulatory adjustments	288	288
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	0	0
Other	288	288

Deductions from Tier 2 capital	(35)	(63)

Total capital	67,520	62,158

[1]

Based on recent ECB guidance, CET1 capital for the first quarter 2017 has been revised down to reflect 100 % dividend accrual and hence no contribution from interim profits for the period, lowering first quarter capital (including the resulting impact on 10 % threshold deductions) by € 236 million and the CET 1 ratio by 7bps, both on a fully loaded basis, and by € 232 million and 7bps respectively on a phase-in basis. Tier 1 and Total capital has been reduced accordingly. No interim profits will be recognized from the second quarter in 2017 in accordance with the ECB decision (EU) (2015/4).

[2]

Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017.

Deutsche Bank	1 – Management Report	38
Interim Report as of June 30, 2017

Reconciliation of shareholders’ equity to regulatory capital

	Jun 30, 2017	Dec 31, 2016
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	66,258	59,833

Deconsolidation/Consolidation of entities	(22)	(123)
Thereof:
Additional paid-in capital	(6)	(6)
Retained earnings	(198)	(276)
Accumulated other comprehensive income (loss), net of tax	182	159

Total shareholders’ equity per regulatory balance sheet	66,236	59,710

Ordinary Shares issued in April 2017 capital raise pending recognition by the ECB persuant to Article 26(3) CRR	(8,037)	0

Noncontrolling intere based on transitional rules	38	79
Accrual for dividend and AT1 coupons [1]	(1,018)	(621)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	(36)	(63)

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	57,183	59,104

Prudential filters	(1,449)	(2,206)
Thereof:
Additional value adjustments	(1,201)	(1,398)
Any increase in equity that results from securitized assets	(2)	(5)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(71)	(423)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(175)	(380)

Regulatory adjustments	(11,270)	(9,115)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	(6,627)	(5,062)
Deferred tax assets that rely on future profitability	(3,118)	(2,666)
Negative amounts resulting from the calculation of expected loss amounts	(277)	(188)
Defined benefit pension fund assets	(708)	(567)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other	(539)	(632)

Common Equity Tier 1 capital	44,465	47,782

Additional Tier 1 capital	8,655	7,703

Additional Tier 1 Notes (AT1 Notes)	4,627	4,625
Per balance sheet	4,674	4,669
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(47)	(45)

Hybrid capital securities	5,705	6,500
Per balance sheet	5,694	6,373
Deconsolidation/Consolidation of entities	279	301
Regulatory adjustments to balance sheet position	(267)	(174)
Thereof:
Amount excluded from Additional Tier 1 due to cap	0	0
Other	(267)	(174)

Other regulatory adjustments	14	16

Deductions from Additional Tier 1 capital	(1,691)	(3,437)

Tier 1 capital	53,119	55,486

Tier 2 capital	6,231	6,672

Subordinated debt	5,977	6,447
Per balance sheet	7,552	7,762
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,575)	(1,315)
Thereof:
Amortization according to Art. 64 CRR	(1,216)	(1,027)
Other	(359)	(288)

Other regulatory adjustments	288	288
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	0	0
Other	288	288

Deductions from Tier 2 capital	(35)	(63)

Total capital	59,350	62,158

[1]

Based on recent ECB guidance, CET1 capital for the first quarter 2017 has been revised down to reflect 100 % dividend accrual and hence no contribution from interim profits for the period, lowering first quarter capital (including the resulting impact on 10 % threshold deductions) by € 236 million and the CET 1 ratio by 7bps, both on a fully loaded basis, and by € 232 million and 7bps respectively on a phase-in basis. Tier 1 and Total capital has been reduced accordingly. No interim profits will be recognized from the second quarter in 2017 in accordance with the ECB decision (EU) (2015/4).

39	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Risk and Capital Performance

Development of Risk-weighted Assets

The tables below provide an overview of RWA broken down by risk type and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Pro-forma Risk-weighted Assets by Risk Type and Business Division

	Jun 30, 2017[1]
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	120,972	75,068	3,295	0	15,386	214,721

Settlement Risk	32	0	0	0	0	32

Credit Valuation Adjustment (CVA)	6,402	184	63	0	5	6,655

Market Risk	34,589	95	0	0	0	34,684

Operational Risk	79,520	12,989	5,594	0	0	98,102

Total	241,514	88,336	8,952	0	15,391	354,193

[1]

Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

	Dec 31, 2016
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	124,274	72,735	3,756	4,075	15,505	220,345

Settlement Risk	36	0	0	0	0	36

Credit Valuation Adjustment (CVA)	8,886	294	139	90	8	9,416

Market Risk	30,198	62	0	3,502	0	33,762

Operational Risk	73,610	12,696	4,957	1,413	0	92,675

Total	237,003	85,788	8,853	9,079	15,512	356,235

The RWA according to CRR/CRD 4 were € 354.2 billion as of June 30, 2017, compared to € 356.2 billion at the end of 2016. The decrease of € 2.0 billion was driven by FX movements of € 6.7 billion, which was partly offset by an € 5.4 billion increase in operational risk RWA primarily as a result of a model update. Furthermore credit risk RWA slightly increased excluding the aforementioned FX effect and € 2.8 billion decrease in CVA RWA from process improvements and lower risk levels. In addition market risk RWA are up by € 0.9 billion mainly due to higher securitization inventory and slightly increased Stressed VaR levels.

RWA according to CRR/CRD 4 fully-loaded were € 355.1 billion as of June 30, 2017 compared with € 357.5 billion at the end of 2016. The increase was driven by the same movements as outlined for transitional rules. The fully loaded RWA were € 0.9 billion higher than the risk-weighted assets under the transitional rules due to the below explained application of the equity investment grandfathering rule according to Article 495 CRR.

Our portfolio of transactions, for which we will continue to apply the equity investment grandfathering rule until year end 2017, consisted of 10 transactions in 2017 amounting to € 209 million which will receive a 100 % risk weight instead of a risk weight between 190 % and 370 % determined based on Article 155 CRR in our CRR/CRD 4 fully loaded RWA number as we expect to sell the underlying assets by the end of 2017. We are closely monitoring the market and potential impacts from illiquid markets or other similar difficulties which could make it unfeasible to exit these positions.

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Interim Report as of June 30, 2017

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market, operational risk and the credit valuation adjustment in the reporting period.

Development of pro-forma Risk-weighted Assets for Credit Risk

	Six months ended Jun 30, 2017[1]		Twelve months ended Dec 31, 2016
in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements
Credit risk RWA balance as at end of previous reporting period	220,345	17,628	242,019	19,362

Book size	326	26	(8,085)	(647)

Book quality	(1,984)	(159)	(3,827)	(306)

Model updates	1,866	149	2,328	186

Methodology and Policy	0	0	(1,280)	(102)

Acquisition and Disposals	0	0	(12,701)	(1,016)

Foreign exchange movements	(6,159)	(493)	350	28

Other	328	26	1,539	123

Credit risk RWA balance as at end of current reporting period	214,721	17,178	220,345	17,628

[1]

Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

Thereof: Development of Risk-weighted Assets for Counterparty Credit Risk

	Six months ended Jun 30, 2017		Twelve months ended Dec 31, 2016
in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements
Counterparty credit risk RWA balance as at end of previous reporting period	35,614	2,849	37,276	2,982

Book size	(4,085)	(327)	(2,740)	(219)

Book quality	89	7	511	41

Model updates	1,866	149	1,439	115

Methodology and Policy	0	0	(60)	(5)

Acquisition and Disposals	0	0	(707)	(57)

Foreign exchange movements	(1,264)	(101)	(106)	(8)

Other	0	0	0	0

Counterparty credit risk RWA balance as at end of current reporting period	32,220	2,578	35,614	2,849

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). Organic changes in our portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.

The decrease in RWA for credit risk by 2.6 % or € 6 billion since December 31, 2016 is primarily driven by the decrease in the category “foreign exchange movements” from the weakening USD. The decrease in the category “book quality” primarily reflects improvements in our loss given default and probability of default parameters. The increase in the category “model updates” represents a change in the modelling of our derivatives portfolio slightly offset by a revised treatment of specific derivatives portfolios in combination with their period of risk. The moderate change in the category “book size” results from offsetting effects being an increase in our loan and securities related portfolio and reductions in our counterparty credit risk portfolio driven by risk optimization initiatives and process improvements. The slight decrease in the category “Other” reflects mainly the revised treatment of our grandfathered equity related portfolio according to Article 495 CRR.

Development of Risk-weighted Assets for Credit Valuation Adjustment

	Six months ended Jun 30, 2017		Twelve months ended Dec 31, 2016
in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements
CVA RWA balance as at end of previous reporting period	9,416	753	15,877	1,270

Movement in risk levels	(2,363)	(189)	(5,600)	(448)

Market data changes and recalibrations	0	0	278	22

Model updates	0	0	(1,000)	(80)

Methodology and policy	0	0	0	0

Acquisitions and disposals	0	0	0	0

Foreign exchange movements	(400)	(32)	(139)	(11)

CVA RWA balance as at end of current reporting period	6,655	532	9,416	753

41	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Risk and Capital Performance

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of June 30, 2017, the RWA for CVA amounted to € 6.7 billion, representing a decrease of € 2.8 billion (29%) compared with € 9.4 billion for December 31, 2016. The decrease was driven by further de-risking of the OTC derivative portfolio.

Development of Risk-weighted Assets for Market Risk

						Six months ended Jun 30, 2017
in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements
Market risk RWA balance as at end of previous reporting period	5,957	14,271	8,662	273	4,599	33,762	2,701

Movement in risk levels	(356)	(21)	1,675	(128)	829	1,999	160

Market data changes and recalibrations	194	0	0	0	707	901	72

Model updates/changes	207	(599)	(1,390)	0	0	(1,782)	(143)

Methodology and policy	0	0	0	0	0	0	0

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	0	(196)	(196)	(16)

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	6,002	13,651	8,948	145	5,939	34,684	2,775

						Twelve months ended Dec 31, 2016
in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements
Market risk RWA balance as at end of previous reporting period	6,931	17,146	11,608	2,378	11,491	49,553	3,964

Movement in risk levels	(655)	(1,547)	(2,716)	(3,553)	(8,852)	(17,323)	(1,386)

Market data changes and recalibrations	403	0	0	0	2,018	2,421	194

Model updates/changes	(57)	237	(230)	0	0	(50)	(4)

Methodology and policy	(665)	(1,565)	0	1,475	0	(754)	(60)

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	(27)	(58)	(84)	(7)

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	5,957	14,271	8,662	273	4,599	33,762	2,701

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, which are captured in the table under the category “Other”. The market risk standardized approach covers trading securitizations and nth-to-default derivatives, longevity exposures, relevant Collective Investment Undertakings and market risk RWA from Postbank.

The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “market data changes and recalibrations category”. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “model updates”. In the “methodology and policy” category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposals”. The impacts of Foreign exchange movements are only calculated for the CRM and Standardized approach methods.

As of June 30, 2017 the RWA for market risk was € 34.7 billion which has increased by € 0.9 billion (2.7%) since December 31, 2016. The increase was driven by the “Market data changes” and “Movement in risk levels” categories primarily from the market risk standardised approach and incremental risk charge components. The increase was partly offset by a reduction in the “Model updates/changes” category driven by the stressed value-at-risk and incremental risk charge components.

Deutsche Bank	1 – Management Report	42
Interim Report as of June 30, 2017

Development of Risk-weighted Assets for Operational Risk

	Six months ended Jun 30, 2017		Twelve months ended Dec 31, 2016
in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements
Operational risk RWA balance as at end of previous reporting period	92,675	7,414	89,923	7,194

Loss profile changes (internal and external)	3,036	243	7,048	564

Expected loss development	(979)	(78)	(1,798)	(144)

Forward looking risk component	(897)	(72)	(1,140)	(91)

Model updates	4,267	341	(358)	(29)

Methodology and policy	0	0	(1,000)	(80)

Acquisitions and disposals	0	0	0	0

Operational risk RWA balance as at end of current reporting period	98,102	7,848	92,675	7,414

Changes to internal and external loss events are reflected in the category “loss profile changes”. The category “expected loss development” is based on divisional business plans as well as historical losses and is deducted from the AMA capital figure within certain constraints. The category “forward looking risk component” reflects qualitative adjustments and as such the effectiveness and performance of the day-to-day operational risk management activities via Key Risk Indicators and Self-Assessment scores, focusing on the business environment and internal control factors. The category “model updates” covers model refinements such as the implementation of model changes. The category “methodology and policy” represents externally driven changes such as regulatory add-ons. The category “acquisition and disposals” represents significant exposure movements which can be clearly assigned to new or disposed businesses.

The overall RWA increase of € 5.4 billion was driven by a moderate increase in large operational risk events which are reflected in our AMA model as part of “loss profile changes”, in particular through settlements of regulatory matters by financial institutions. In the first quarter 2017 we have also implemented a “model update” regarding an enhanced scoring mechanism for the Self-Assessment results in conjunction with the replacement of the existing Self-Assessment process by our enhanced Risk and Control Assessment process. This allowed us to decommission the add-on we held for this model change.

Further impacts from the AMA model enhancements on the other operational risk RWA components are expected to materialize alongside the implementation of the remaining model changes recently approved by our Joint Supervisory Team.

43	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Leverage Ratio

Economic Capital

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below.

Total capital supply and demand

in € m. (unless stated otherwise)	Jun 30, 2017	Dec 31, 2016
Capital Supply
Shareholders’ Equity	66,258	59,833
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	73	(440)
Defined benefit pension fund assets[2]	(885)	(945)
Deferred Tax Assets	(7,983)	(8,666)
Additional valuation adjustments[3]	(1,201)	(1,398)
Expected Loss Shortfall	(339)	(297)
Home loans and savings protection	(154)	(231)
Holdings of own capital instruments	(32)	(45)
Fair value adjustments for assets where no matched funding is available[4]	(482)	(557)
Noncontrolling Interests[5]	0	0
Intangible assets	(8,834)	(8,982)
Hybrid Tier 1 capital instruments	10,458	11,259
Tier 2 capital instruments	7,739	8,003

Capital Supply	64,618	57,534

Total economic capital requirement
Credit risk	13,188	13,105
Market risk	15,170	14,593
Operational risk	11,140	10,488
Business risk	6,285	5,098
Diversification benefit	(8,183)	(7,846)

Capital Demand	37,601	35,438

Internal Capital Adequacy Ratio in %	172	162

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3]	As applied in the regulatory capital section.
[4]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[5]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 172 % as of June 30, 2017, compared with 162 % as of December 31, 2016. The change of the ratio was due to an increase in capital supply and increase in capital demand. The Capital Supply increased by € 7.1 billion mainly driven by an increase of Shareholders’ Equity. The increase in capital demand was driven by higher economic capital usage as explained in the section “Risk Profile”.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Group Risk Committee (GRC). Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

Deutsche Bank	1 – Management Report	44
Interim Report as of June 30, 2017

Leverage Ratio according to revised CRR/CRD 4 framework

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure. While the CRR/CRD 4 framework currently does not provide for a mandatory minimum leverage ratio to be complied with by the relevant financial institutions, a legislative proposal published by the European Commission on November 23, 2016 suggests introducing a minimum leverage ratio of 3%. The legislative proposal provides that the leverage ratio would apply two years after the proposal’s entry into force and remains subject to political discussion among EU institutions.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013. In addition we provide the leverage ratio on a phase-in basis as displayed below in the tables.

Our total leverage ratio exposure consists of the components derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. Deductions of Receivables for cash variation margin provided in derivatives transactions are shown under derivative exposure in the table “Leverage ratio common disclosure” below. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The securities financing transaction (SFT) component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis, in accordance with the disclosure tables of the implementing technical standards (ITS) which were adopted by the European Commission via Commission Implementing Regulation (EU) 2016/200 published in the Official Journal of the European Union on February 16, 2016. For additional information, they also contain the phase-in figures.

Our regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented below on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017.

Summary reconciliation of accounting assets and pro-forma leverage ratio exposures

in € bn.	Jun 30, 2017[1]	Dec 31, 2016
Total assets as per published financial statements	1,569	1,591

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	0	0

Adjustments for derivative financial instruments	(204)	(276)

Adjustment for securities financing transactions (SFTs)	28	20

Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	96	102

Other adjustments	(47)	(90)

Leverage ratio total exposure measure (fully loaded)	1,443	1,348

Leverage ratio total exposure measure (phase-in)	1,444	1,350

[1]

Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

45	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Leverage Ratio

Pro-forma leverage ratio common disclosure

in € bn. (unless stated otherwise)	Jun 30, 2017[2]	Dec 31, 2016
Total derivative exposures	172	177

Total securities financing transaction exposures	148	135

Total off-balance sheet exposures	96	102

Other Assets	1,042	948

Asset amounts deducted in determining Tier 1 capital [1]	(14)	(15)

Tier 1 capital (fully loaded)	54.7	46.8

Leverage ratio total exposure measure (fully loaded)	1,443	1,348

Leverage ratio (fully loaded, in %)	3.8	3.5

Tier 1 capital (phase-in)	61.3	55.5

Leverage ratio total exposure measure (phase-in)	1,444	1,350

Leverage ratio (phase-in, in %)	4.2	4.1

[1]	Using a fully loaded definition of Tier 1 capital. The amount using a transitional definition of Tier 1 capital is € (13) billion and € (13) billion as of June 30, 2017 and December 31, 2016, respectively.
[2]	Regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017 (see “Risk Report: Regulatory Capital” for further details).

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Jun 30, 2017	Dec 31, 2016
Total derivative exposures	172	177

Total securities financing transaction exposures	148	135

Total off-balance sheet exposures	96	102

Other Assets	1,042	948

Asset amounts deducted in determining Tier 1 capital [1]	(15)	(15)

Tier 1 capital (fully loaded)	46.5	46.8

Leverage ratio total exposure measure (fully loaded)	1,442	1,348

Leverage ratio (fully loaded, in %)	3.2	3.5

Tier 1 capital (phase-in)	53.1	55.5

Leverage ratio total exposure measure (phase-in)	1,443	1,350

Leverage ratio (phase-in, in %)	3.7	4.1

[1]	Using a fully loaded definition of Tier 1 capital. The amount using a transitional definition of Tier 1 capital is € (14) billion and € (13) billion as of June 30, 2017 and December 31, 2016, respectively.

Description of the factors that had an impact on the pro-forma leverage ratio in the first half 2017

Our regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented below on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017.

As of June 30, 2017, our fully loaded CRR/CRD 4 leverage ratio was 3.8 % compared to 3.5 % as of December 31, 2016, taking into account as of June 30, 2017 a fully loaded Tier 1 capital of € 54.7 billion over an applicable exposure measure of € 1,443 billion (€ 46.8 billion and € 1,348 billion as of December 31, 2016, respectively).

Our CRR/CRD 4 leverage ratio according to transitional provisions was 4.2 % as of June 30, 2017 (4.1 % as of December 31, 2016), calculated as Tier 1 capital according to transitional rules of € 61.3 billion over an applicable exposure measure of € 1,444 billion (€ 55.5 billion and € 1,350 billion as of December 31, 2016, respectively). The exposure measure under transitional rules is € 1 billion (€ 2 billion as of December 31, 2016) higher compared to the fully loaded exposure measure as the asset amounts deducted in determining Tier 1 capital are lower under transitional rules.

Based on recent ECB guidance, we included pending settlements in the calculation of the leverage exposure for the second quarter 2017 based on the asset values as recorded for financial accounting purposes, i.e., for Deutsche Bank Group under IFRS, trade date accounting. The application of trade date accounting leads to a temporary increase of the leverage exposure between trade date and settlement date for regular way asset purchases. The size of the reported increase was € 64 billion at June 30, 2017. It should be noted that under the proposed revision of the Capital Requirement Regulation (“CRR”) as currently drafted this increase would materially reverse out once the revision becomes effective given it allows for the offsetting of pending settlement cash payables and cash receivables for regular way purchases and sales that are settled on a delivery-versus-payment basis.

In the first half 2017, our leverage ratio exposure increased by € 95 billion to € 1,443 billion. This is primarily driven by the € 93 billion increase in Other Assets which in addition to the above mentioned pending settlements also reflects the

Deutsche Bank	1 – Management Report	46
Interim Report as of June 30, 2017

development on our balance sheet, in particular increases in cash and central bank balances and non-derivative trading assets, partly offset by a decrease in loans. Furthermore, there was an increase of € 13 billion in SFT exposures reflecting the overall growth on the balance sheet in the SFT related items (securities purchased under resale agreements and securities borrowed, under accrual and fair value accounting as well as receivables from prime brokerage). The decrease in derivative exposures of € 5 billion is primarily related to lower add-ons for potential future exposure. In addition, off-balance sheet exposures decreased by € 7 billion corresponding to lower notional amounts for irrevocable lending commitments and contingent liabilities.

The increase of the leverage ratio exposure in the first half 2017 includes a negative foreign exchange impact of € 48 billion mainly due to the appreciation of the Euro against the U.S. dollar.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 22 as of June 30, 2017 compared to 25 as of December 31, 2016.

For main drivers of the Tier 1 capital development please refer to section “Regulatory Capital” in this report.

Credit Risk Exposure

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

–	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Jun 30, 2017
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	0.00–0.04%	39,352	18,476	6,241	13,479	43,943	121,489

iA	0.04–0.11%	39,632	41,601	12,816	9,146	6,652	109,846

iBBB	0.11–0.50%	54,048	52,204	16,513	6,687	1,771	131,223

iBB	0.50–2.27%	42,097	28,292	8,064	4,319	451	83,223

iB	2.27–10.22%	22,207	17,069	3,867	1,221	34	44,397

iCCC and below	10.22–100%	15,435	3,304	1,956	420	17	21,132

Total		212,771	160,945	49,457	35,271	52,867	511,311

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.6 billion as of June 30, 2017.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and held to maturity.

	Dec 31, 2016
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	0.00–0.04%	43,149	21,479	5,699	16,408	46,014	132,749

iA	0.04–0.11%	39,734	45,635	13,712	12,566	6,616	118,264

iBBB	0.11–0.50%	57,287	47,480	16,753	8,300	1,696	131,515

iBB	0.50–2.27%	46,496	29,274	9,663	5,333	366	91,132

iB	2.27–10.22%	22,920	18,173	4,477	1,053	9	46,631

iCCC and below	10.22–100%	15,069	4,022	2,038	533	21	21,683

Total		224,655	166,063	52,341	44,193	54,722	541,974

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.3 billion as of December 31, 2016.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and held to maturity.

The above table shows an overall decrease of € 30.7 billion or 6 % in our corporate credit exposure in the first six months of 2017. The quality of the corporate credit exposure before risk mitigation remained stable at 71 % of investment-grade rated exposures.

47	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Credit Risk Exposure

The decrease in Corporate Credit Exposure from December 2016 to June 2017 is mainly attributable to Loans (decrease of € 11.9 billion or 5%), OTC derivatives (decrease of € 8.9 billion or 20%) and Irrevocable lending commitments (decrease of € 5.1 billion or 3%). The decrease in Loan exposure is mainly driven by maturity during the normal course of business and targeted client repayments. The decrease in OTC derivatives is mainly attributable to foreign exchange rate products primarily driven by lower volatility and decline in customer flows, and interest rate products as changes in interest rate curves were inversely correlated to changes in the mark-to-market values. Irrevocable lending commitments decreased primarily driven by FX movements.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[2]
	Jun 30, 2017	Dec 31, 2016	Jun 30, 2017	Dec 31, 2016	Jun 30, 2017	Dec 31, 2016
Consumer credit exposure Germany	151,645	150,639	0.71	0.75	0.13	0.13
Consumer and small business financing	20,836	20,316	2.50	2.45	1.00	0.99
Mortgage lending	130,809	130,323	0.42	0.48	(0.01)	0.00

Consumer credit exposure outside Germany	38,235	38,162	3.75	4.22	0.71	0.68
Consumer and small business financing	14,719	13,663	6.60	8.44	1.03	0.98
Mortgage lending	23,516	24,499	1.97	1.87	0.51	0.51

Total consumer credit exposure[1]	189,879	188,801	1.32	1.45	0.24	0.24

[1]	Includes impaired loans amounting to € 2.9 billion as of June 30, 2017 and € 3.1 billion as of December 31, 2016.
[2]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased from year-end 2016 to June 30, 2017 by € 1.1 billion, or 0.57%, driven by our loan books in Germany, which increased by € 1.0 billion, in India, which increased by € 134 million and in Poland, which increased by €101 million mainly driven by FX. Our loan book in Italy decreased by € 160 million, which was mainly driven by a non-performing loan sale.

The 90 days or more past due ratio of our consumer credit exposure decreased from 1.45 % as per year-end 2016 to 1.32 % as of June 30, 2017. This ratio was positively affected by non-performing loan sales in Spain and Italy.

The total net credit costs as a percentage of our consumer credit exposure remain stable at 0.24 % for June 30, 2017 compared to year-end 2016.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Jun 30, 2017	Dec 31, 2016
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	3%	3%

> 100 ≤ 110%	2%	2%

> 110 ≤ 130%	1%	1%

> 130%	1%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of June 30, 2017, 68 % of our exposure is related to the mortgage lending portfolio, which had a LTV ratio below or equal to 50%, unchanged to prior year end.

Deutsche Bank	1 – Management Report	48
Interim Report as of June 30, 2017

Credit Risk Exposure to certain Eurozone Countries

Certain Eurozone countries are presented within the table below due to concerns relating to sovereign risk.

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The following table, which is based on the “country of domicile” view, presents our gross position, the proportion of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for credit derivatives with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally, the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total
in € m.	Jun 30, 2017	Dec 31, 2016	Jun 30, 2017	Dec 31, 2016	Jun 30, 2017	Dec 31, 2016	Jun 30, 2017	Dec 31, 2016	Jun 30, 2017	Dec 31, 2016	Jun 30, 2017[1]	Dec 31, 2016
Greece
Gross	65	89	429	743	159	986	6	6	0	0	659	1,824
Undrawn	0	0	28	31	3	21	0	0	0	0	32	52
Net	51	83	13	258	1	15	1	1	0	0	67	357

Ireland
Gross	1,006	826	719	908	6,940	9,280	30	31	2,598[2]	3,263[2]	11,293	14,308
Undrawn	0	0	35	42	1,699	2,000	0	1	151[2]	172[2]	1,884	2,214
Net	778	569	221	352	3,833	5,374	6	5	2,690[2]	3,459[2]	7,528	9,759

Italy
Gross	3,356	2,735	2,858	3,051	10,968	10,591	16,641	17,122	199	358	34,023	33,857
Undrawn	14	32	58	74	4,907	4,730	202	208	15	26	5,195	5,069
Net	1,413	438	807	920	7,458	7,514	6,967	7,288	199	344	16,843	16,504

Portugal
Gross	(174)	61	151	127	1,379	1,424	1,726	1,674	35	65	3,117	3,352
Undrawn	0	0	71	12	218	232	17	12	0	0	306	256
Net	(12)	79	100	73	1,052	1,205	122	143	35	65	1,296	1,564

Spain
Gross	1,381	1,325	1,317	1,947	7,683	8,340	9,597	9,770	165	112	20,144	21,493
Undrawn	0	0	223	261	3,828	4,310	259	283	0	3	4,310	4,858
Net	1,572	1,195	540	971	5,860	6,643	2,067	1,935	313	265	10,352	11,009

Total gross	5,635	5,037	5,475	6,776	27,129	30,621	28,000	28,603	2,997	3,797	69,236	74,835
Total undrawn	14	33	415	419	10,654	11,292	479	504	165	202	11,728	12,449
Total net[3]	3,802	2,364	1,681	2,574	18,203	20,751	9,163	9,371	3,237	4,133	36,086	39,194

[1]	Approximately 65 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 112 million as of June 30, 2017 and € 281 million as of December 31, 2016.

Total net exposure to the above selected eurozone countries decreased by € 3.1 billion in the first six months of 2017 mainly driven by decreases in Ireland and Spain.

49	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Asset Quality

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Jun 30, 2017				Dec 31, 2016
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	65	(14)	51	1	89	(6)	83	2

Ireland	787	(9)	778	33	569	0	569	74

Italy	3,312	(1,899)	1,413	470	2,662	(2,223)	438	398

Portugal	(174)	162	(12)	(3)	61	17	79	(8)

Spain	1,378	194	1,572	537	1,322	(127)	1,195	279

Total	5,368	(1,565)	3,802	1,039	4,703	(2,339)	2,364	744

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

Net sovereign credit exposure increased by € 1.4 billion compared with year-end 2016. The main increases were in Italy, Spain and Ireland, partly offset by a decrease in Portugal. The increase in direct sovereign exposure in Italy and Ireland is mainly attributable to an increase in the level of debt securities held by us. The negative direct sovereign exposure in Portugal resulted from short selling positions in debt securities.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns, which as of June 30, 2017, amounted to € 259 million for Italy and € 384 million for Spain and as of December 31, 2016 amounted to € 261 million for Italy and € 401 million for Spain.

Asset Quality

This section below describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Jun 30, 2017			Dec 31, 2016
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	207,333	184,035	391,367	219,106	182,760	401,865

Past due loans, neither renegotiated nor impaired	1,093	2,498	3,592	882	2,445	3,327

Loans renegotiated, but not impaired	543	466	1,009	357	459	816

Impaired loans	3,802	2,881	6,683	4,310	3,137	7,447

Total	212,771	189,879	402,651	224,655	188,801	413,455

Deutsche Bank	1 – Management Report	50
Interim Report as of June 30, 2017

Statement with regard to Focus Industries

Our loan exposure to “Shipping” accounts for approximately € 5 billion which is largely collateralized. The portfolio is diversified across ship types with global associated risks due to diversified international customer structure albeit our counterparties are mainly domiciled in Europe. A high proportion of the portfolio is sub investment-grade rated in reflection of the prolonged challenging market conditions over recent years.

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

–

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

–	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
–	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment, the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Annual Report 2016.

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Jun 30, 2017			Dec 31, 2016			2017 increase (decrease) from 2016
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate & Investment Bank	2,834	1,693	60	3,007	1,895	63	(173)	(3)

Private & Commercial Bank	3,849	2,259	59	3,646	2,217	61	203	(2)

Deutsche Asset Management	0	1	N/M1	0	1	N/M1	0	N/M

Non-Core Operations Unit [2]	–	–	–	794	432	54	(794)	N/M

Thereof: assets reclassified to loans and receivables according to IAS 39 [2]	–	–	–	92	69	75	(92)	N/M

Consolidation & Adjustments and Other	0	0	N/M1	0	4	N/M1	0	N/M

Total	6,683	3,953	59	7,447	4,546	61	(764)	(2)

N/M – not meaningful

[1]	Loan loss allowance in Deutsche Asset Management and Consolidation & Adjustments and Other entirely consist of Allowance for collectively assessed non-impaired loans.
[2].

From 2017 onwards, Non-core Operations Unit (NCOU) ceased to exist as a standalone division. The remaining impaired assets and the corresponding loan loss allowance as of December 31, 2016 are now managed by the corresponding core operating segments, predominately Private Commercial Bank.

51	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Asset Quality

Impaired loans by industry sector

	Jun 30, 2017			Dec 31, 2016
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Financial Intermediation	129	8	137	122	11	133

Fund management activities	10	8	17	14	7	21

Manufacturing	473	171	644	524	229	754

Wholesale and retail trade	376	188	564	472	234	707

Households	163	2,287	2,450	193	2,467	2,661

Commercial real estate activities	329	32	361	385	37	422

Public sector	11	0	12	19	0	19

Other [1]	2,237	260	2,497	2,397	334	2,731

Total	3,728	2,955	6,683	4,126	3,321	7,447

[1]

Thereof “Transportation, storage and communication’: Total Impaired Loans € 1.1 billion (45%). The rest is split across various industries (of which no single one contributes 25 % or more of the total of the category ‘Other’).

Impaired loans by region

	Jun 30, 2017			Dec 31, 2016
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,038	1,380	2,418	1,154	1,486	2,639

Western Europe (excluding Germany)	1,828	1,414	3,242	2,021	1,688	3,709

Eastern Europe	43	134	177	46	132	179

North America	492	2	493	495	1	496

Central and South America	3	0	3	4	0	5

Asia/Pacific	270	25	295	341	14	355

Africa	54	1	55	63	1	64

Other	0	0	0	2	0	2

Total	3,728	2,955	6,683	4,126	3,321	7,447

Development of Impaired Loans

	Six months ended Jun 30, 2017			Full Year 2016
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	4,126	3,321	7,447	4,236	3,915	8,151

Classified as impaired during the year	724	748	1,472	2,177	1,291	3,469

Transferred to not impaired during the year [1]	(831)	(863)	(1,694)	(1,080)	(723)	(1,803)

Charge-offs	(76)	(213)	(289)	(979)	(987)	(1,966)

Disposals of impaired loans	(87)	(40)	(127)	(266)	(161)	(427)

Exchange rate and other movements	(129)	2	(127)	38	(15)	23

Balance, end of period	3,728	2,955	6,683	4,126	3,321	7,447

[1]	Includes repayments.

Our impaired loans decreased in the first half of 2017 by € 764 million or 10 % to € 6.7 billion. The reduction in our individually assessed portfolio mainly reflects charge offs in CIB along with de-risking of former NCOU assets, while the reduction in our collectively assessed portfolio was driven by charge offs related to disposals in PCC International.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral) decreased from 61 % as of year-end 2016 to 59 % as of June 30, 2017.

Deutsche Bank	1 – Management Report	52
Interim Report as of June 30, 2017

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Six months ended Jun 30, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	109	101	211	9	(8)	1	212
Thereof: (Gains)/Losses from disposal of impaired loans	(1)	(20)	(21)	0	0	0	(21)

Net charge-offs:	(264)	(430)	(694)	0	0	0	(694)
Charge-offs	(286)	(462)	(748)	0	0	0	(748)
Recoveries	22	32	54	0	0	0	54

Other changes	(78)	(31)	(109)	(2)	(10)	(12)	(122)

Balance, end of period	1,838	2,115	3,953	169	166	335	4,288

Changes compared to prior year

Provision for credit losses
In € m.	(197)	(171)	(368)	27	(10)	16	(352)
In %	(64)	(63)	(64)	(150)	(360)	(110)	(62)

Net charge-offs
In € m.	192	167	359	0	0	0	359
In %	(42)	(28)	(34)	0	0	0	(34)

Allowance for credit losses as at June 30, 2017 amounted to € 4.3 billion compared to € 4.9 billion as at end of last year. The reduction was mainly driven by charge-offs, partly compensated by additional provision for credit losses.

Provision for credit losses decreased by € 352 million compared to the first half of 2016, driven by a decrease in provision for loan losses of € 368 million and partly offset by an increase in provisions for off balance sheet positions of € 16 million. The decrease in our individually assessed loan portfolio mainly resulted from CIB, due to broad based improved performance, though the shipping sector continued to prove challenging. A further reduction in PCB was driven by a release in Postbank. The decrease in provisions for our collectively assessed loan portfolio mainly resulted from the non-recurrence of one-off items related to assets reported under NCOU in prior year.

The decrease in net charge-offs of € 359 million compared to prior years’ first six months was driven the non-recurrence of net charge offs related to assets reported under NCOU in prior year as well as in Postbank.

	Six months ended Jun 30, 2016
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340

Provision for credit losses	306	272	579	(18)	3	(15)	564
Thereof: (Gains)/Losses from disposal of impaired loans	4	(14)	(11)	0	0	0	(11)

Net charge-offs:	(455)	(598)	(1,053)	0	0	0	(1,053)
Charge-offs	(472)	(663)	(1,134)	0	0	0	(1,134)
Recoveries	17	65	82	0	0	0	82

Other changes	39	(117)	(78)	(8)	(3)	(10)	(88)

Balance, end of period	2,142	2,334	4,476	119	168	287	4,763

Changes compared to prior year

Provision for credit losses
In € m.	179	56	235	(34)	(6)	(41)	195
In %	140	26	69	(205)	(68)	(158)	53

Net charge-offs
In € m.	(233)	(271)	(504)	0	0	0	(504)
In %	105	83	92	0	0	0	92

53	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Market Risk

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Average [2]	31.8	32.0	(29.4)	(35.0)	20.9	19.7	22.1	26.6	8.0	9.3	9.1	10.7	1.1	0.7

Maximum [2]	38.4	59.4	(37.6)	(57.0)	26.0	29.5	25.1	32.5	11.1	52.4	16.5	16.7	3.0	3.3

Minimum [2]	24.2	20.4	(25.2)	(25.6)	17.1	14.8	20.0	22.3	4.4	4.4	4.4	3.6	0.1	0.2

Period-end [3]	33.3	30.1	(31.9)	(36.9)	21.0	19.9	23.7	24.3	10.3	10.0	8.9	12.6	1.3	0.2

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2017 and the full year 2016, respectively.
[3]	Amounts for 2017 as of June 30, 2017 and for 2016 as of December 31, 2016.

The average value-at-risk over the first six months of 2017 was € 31.8 million, which is a decrease of € 0.3 million compared with the full year 2016. The average credit spread value-at-risk decreased due to a reduction in idiosyncratic risk.

Period end value-at-risk was driven by an increase in directional interest rate exposure offset by a reduction in foreign exchange risk at the end of the second quarter of 2017 compared to year end 2016.

During the first six months of 2017 our trading units achieved a positive revenue for 97 % of trading days compared with 87 % in the full year 2016.

Regulatory Trading Market Risk Measures

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Average [2]	79.6	85.2	(86.7)	(78.2)	70.1	51.9	63.4	74.9	17.2	20.6	13.5	14.8	2.1	1.3

Maximum [2]	125.0	143.7	(104.7)	(150.0)	92.0	82.5	73.2	99.3	55.0	144.5	28.0	30.4	6.1	3.9

Minimum [2]	50.5	60.4	(73.0)	(53.4)	48.7	37.4	56.3	59.0	1.5	2.4	6.9	3.4	0.3	0.4

Period-end [3]	80.4	75.8	(88.5)	(91.3)	75.8	51.9	63.4	63.0	17.6	29.6	9.9	22.1	2.3	0.5

[1]	Includes stressed value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2017 and the full year 2016, respectively.
[3]	Amounts 2017 as of June 30, 2017 and for 2016 as of December 31, 2016.

The average stressed value-at-risk was € 79.6 million over the first six months of 2017, a decrease of € 5.6 million compared with the full year 2016. The reduction in the average was driven by decreases coming from across the credit spread and equity asset classes. Credit spread average stressed value-at-risk reduced compared to the full year 2016 due to a decrease in idiosyncratic risk as well as a small reduction coming from a model enhancement to the credit spread component . Additionally the equity average stressed value-at-risk reduced due to a reduction in net long exposure and an improvement in the equity downside profile.

The period end stressed value-at-risk increase is driven by an increase in directional interest rate exposure. This has been offset by reductions in foreign exchange and equity risk.

Deutsche Bank	1 – Management Report	54
Interim Report as of June 30, 2017

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)2,3

	Total		Non-Core Operations Unit		Global Credit Trading		Core Rates		Fixed Income & Currencies APAC		Emerging Markets - Debt		Other
in € m.	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Average [1]	673.8	840.2	0.0	52.0	395.4	393.0	122.8	200.4	192.7	188.6	39.9	116.8	(77.0)	(110.5)

Maximum [1]	715.8	944.4	0.0	57.3	448.6	405.8	183.8	229.6	386.9	243.0	56.3	128.0	(54.3)	(65.6)

Minimum [1]	640.1	693.0	0.0	44.5	268.8	368.0	78.7	173.7	98.9	119.6	20.3	111.6	(112.6)	(141.8)

Period-end [2]	715.8	693.0	0.0	51.8	348.3	368.0	103.9	173.7	348.1	119.6	28.2	121.8	(112.6)	(141.8)

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding June 30, 2017 and December 31, 2016, respectively.
[2]	Business line breakdowns have been updated for 2017 reporting to better reflect the current business structure.
[3]	All liquidity horizons are set to 12 months.

The incremental risk charge as at the end of the second quarter of 2017 was € 716 million, an increase of € 23 million (3%) compared with year end 2016. The 12-week average incremental risk charge as at the end of the second quarter of 2017 was € 674 million and thus € 166 million (20%) lower compared with the average for the 12-week period ended December 31, 2016. The decreased average incremental risk charge is driven by a decrease in credit exposures in Core Rates and Emerging Markets—Debt when compared to the full year 2016.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3

in € m.	2017	2016
Average [1]	14.9	31.3

Maximum [1]	17.4	39.8

Minimum [1]	11.6	21.9

Period-end [2]	6.1	17.9

[1]	Regulatory comprehensive risk measure calculated for the 12-week period ending June 30, 2017 and December 31, 2016.
[2]	Spot value of internal model comprehensive risk measure at period end.
[3]	All liquidity horizons are set to 12 months.

The internal model comprehensive risk measure as at the end of the first six months of 2017 was € 6.1 million a decrease from € 17.9 million (66%) compared with year end 2016. The 12-week average of our regulatory comprehensive risk measure as at the end of the first six months of 2017 was € 14.9 million and thus € 16.3 million (52%) lower compared with the average for the 12-week period ending December 31, 2016. The reduction was due to continued de-risking on this portfolio.

Market Risk Standardized Approach

As of June 30, 2017, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 378.5 million corresponding to risk weighted-assets of € 4.7 billion. As of December 31, 2016 these positions generated capital requirements of € 278.4 million corresponding to risk weighted-assets of € 3.5 billion.

For nth-to-default credit default swaps the capital requirement decreased to € 3.2 million corresponding to risk weighted-assets of € 41 million compared with € 6.4 million and € 80 million as of December 31, 2016.

The capital requirement for Collective Investment Undertakings under the market risk standardized approach was € 52 million corresponding to risk weighted-assets of € 652 million as of June 30, 2017, compared with € 39 million and € 487 million as of December 31, 2016.

The capital requirement for longevity risk under the market risk standardized approach was € 37 million corresponding to risk-weighted assets of € 465 million as of June 30, 2017, compared with € 46 million and € 570 million as of December 31, 2016.

55	Deutsche Bank Interim Report as of June 30, 2017	Risk Report Liquidity Risk

Market Risk of Trading Book at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of June 30, 2017 and at year-end 2016. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of June 30, 2017 and at year-end 2016. Nevertheless, Postbank will remain classified as a trading book institution.

Operational Risk

In the first six months of 2017, our operational risk losses continued to be driven predominantly by losses and provisions arising from civil litigation and regulatory enforcement action. While some easing was observed compared to previous years, such losses still accounted for more than 80 % of our operational risk losses in this half year. For a description of our current legal and regulatory proceedings, please see section “Provisions – Current Individual Proceedings” of the Q2 2017 Interim Report. Our non-legal operational risk losses amounted to approximately only a third of those in the first six months of 2016.

Our operational risk management fosters a forward-looking approach to monitoring potential profits and losses, focusing on regular review of civil litigations and regulatory enforcement matters, trend analysis based upon available losses and key risk indicator data. The regulatory capital requirement is mainly driven by large external and internal operational risk events as well as reasonably possible litigation losses, which are reflected through provisions, contingent liabilities and legal forecasts in our AMA model. For a description of our modelling approach, please see section “Drivers for Operational Risk Capital Development” of our Annual Report 2016.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Jun 30, 2017		Dec 31, 2016
Capital Markets and Equity	210	20%	210	21%

Retail	308	30%	292	30%

Transaction Banking	224	22%	200	20%

Other Customers [1]	64	6%	53	5%

Unsecured Wholesale	49	5%	55	6%

Secured Funding and Shorts	177	17%	165	17%

Financing Vehicles	2	0%	2	0%

Total external funding	1,033	100%	977	100%

[1]	“Other Customers” includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 444.5 billion (€ 503.6 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 54.2 billion (€ 67.9 billion), and other non-funding liabilities € 36.5 billion (€ 42.2 billion) for June 30, 2017, and December 31, 2016, respectively.

Capital Markets and Equity was flat reflecting Equity increase of € 6.4 billion as a result of € 7.9 billion capital raise proceeds partially offset by FX impacts and Capital Markets decrease of € 6.1 billion due to higher maturities than new issuance in aggregate and FX impacts. Retail (including Wealth Management) deposits have increased by € 15.5 billion, predominantly due to improved market and customer sentiment since the resolution of a significant litigation item in December 2016. Transaction Banking deposits have increased by € 24 billion, of which € 18.6 billion relates to short term deposits received over the end of the second quarter of 2017 that are expected to roll off into the third quarter of 2017. The increase in secured funding and shorts of € 12 billion represents an increase in CIB trading inventory since year-end. The € 11.2 billion increase in “Other Customers” reflects development in balances not relied upon as a source of stable funding, predominantly related to net margin payable and prime brokerage balances, whilst maturities of short term deposits resulted in a € 5.8 billion reduction in Unsecured Wholesale.

During the first half-year of 2017, we raised € 13.3 billion out of a total 2017 funding plan of € 25 billion. The average spread during the first six months of the year 2017 over 3-months Euribor was 95 bps (all non-Euro funding spreads are rebased versus 3-months Euribor), with an average tenor of 6.5 years. The most significant transactions over this period were a € 1.25 billion floating-rate senior unsecured benchmark issue with a tenor of 5 years and a tender and exchange offer for the outstanding U.S.$ 4.5 billion senior notes due 2021 with a purchased aggregated principal amount of U.S.$ 0.7 billion and an exchanged amount of U.S.$ 3.6 billion. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Deutsche Bank	1 – Management Report	56
Interim Report as of June 30, 2017

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Jun 30, 2017		Dec 31, 2016
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	227	227	178	178

Parent (incl. foreign branches)	191	191	136	136

Subsidiaries	36	36	42	42

Highly liquid securities (includes government, government guaranteed and agency securities)	42	40	27	25

Parent (incl. foreign branches)	33	31	25	24

Subsidiaries	10	9	2	1

Other unencumbered central bank eligible securities	16	8	14	9

Parent (incl. foreign branches)	7	6	9	6

Subsidiaries	9	3	5	3

Total liquidity reserves	285	275	219	212

Parent (incl. foreign branches)	231	228	171	166

Subsidiaries	54	48	48	46

Our liquidity reserves increased by € 66.3 billion or 30.3 % during the first six months of 2017 in comparison to year-end 2016.

Our stressed net liquidity position (sNLP) represents the surplus of our available Liquidity Reserves and other business inflows in excess of stressed liquidity demand under our combined liquidity stress scenario, representing a severe market and idiosyncratic liquidity stress event. The sNLP is monitored as one of the Bank’s key risk metrics. Our sNLP as of June 30, 2017 (preliminary estimate) was € 47.5 billion (December 31, 2016 sNLP of € 36 billion). The sNLP fluctuates according to business activities, market events and perceptions, including with respect to us, as well as changes to our internal methodology assumptions. Our internal risk appetite is to maintain a surplus of at least € 10 billion.

Liquidity Coverage Ratio

Finalized by the Basel Committee in January 2013, the Liquidity Coverage Ratio LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR, was required in Europe from October 1, 2015.

Our LCR of 144 % as of June 30, 2017 has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61, (calculated in accordance with the EBA’s Implementing Technical Standard on Supervisory Reporting with regard to the LCR). The December 31, 2016 LCR was 128%.

	Liquidity Value (weighted)
in € bn.	Jun 30, 2017	Dec 31, 2016
High quality liquid assets	261	201

Gross inflows	100	93

Gross outflows	282	250

Net outflows	181	158

LCR ratio in %	144%	128%

57	Deutsche Bank Interim Report as of June 30, 2017	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Interest and similar income	5,630	6,721	11,768	12,753

Interest expense	2,522	3,029	5,593	5,136

Net interest income	3,108	3,693	6,175	7,617

Provision for credit losses	79	259	212	564

Net interest income after provision for credit losses	3,029	3,433	5,963	7,053

Commissions and fee income	2,839	2,921	5,773	5,798

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	845	424	1,953	1,721

Net gains (losses) on financial assets available for sale	78	244	197	364

Net income (loss) from equity method investments	84	246	103	352

Other income (loss)	(338)	(142)	(240)	(399)

Total noninterest income	3,508	3,693	7,787	7,837

Compensation and benefits	2,921	2,959	6,068	6,153

General and administrative expenses	2,724	3,221	5,924	6,957

Policyholder benefits and claims	0	74	0	118

Impairment of goodwill and other intangible assets	6	285	6	285

Restructuring activities	64	179	50	390

Total noninterest expenses	5,715	6,718	12,049	13,903

Income (loss) before income taxes	822	408	1,701	987

Income tax expense (benefit)	357	388	660	731

Net income (loss)	466	20	1,041	256

Net income (loss) attributable to noncontrolling interests	19	2	23	24

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	447	18	1,018	232

Earnings per Common Share
	Three months ended		Six months ended
	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Earnings per common share:[1,2]

Basic	€0.08	€(0.17)	€0.40	€(0.03)

Diluted	€0.07	€(0.17)	€0.38	€(0.03)

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding	2,086.0	1,554.6	1,834.3	1,554.1

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions[3]	2,140.2	1,554.6	1,899.2	1,554.1

[1]	The number of average basic and diluted shares outstanding has been adjusted for all periods before April 2017 in order to reflect the effect of the bonus component of subscription rights issued in April 2017 in connection with the capital increase.
[2]	Earnings were adjusted by € 288 million and € 276 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2017 and April 2016, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33. This adjustment created a net loss situation for Earnings per Common Share for the three and six months ended June 30, 2016.
[3]	Due to the net loss situation for the three and six months ended June 30, 2016 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 24.5 million shares and 18.7 million shares for the three and six months ended June 30, 2016.

Deutsche Bank	2 – Consolidated Financial Statements	58
Interim Report as of June 30, 2017

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Net income (loss) recognized in the income statement	466	20	1,041	256

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	192	(394)	111	(572)

Total of income tax related to items that will not be reclassified to profit or loss	(66)	176	(52)	298

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	115	465	103	851
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(83)	(201)	(207)	(324)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(8)	0	(20)	35
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	2	4	4	8

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	(160)	0	(162)	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	162	0	162	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(1,259)	346	(1,653)	(791)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(26)	0	(26)	3

Equity Method Investments
Net gains (losses) arising during the period	(7)	2	(20)	15

Total of income tax related to items that are or may be reclassified to profit or loss	(76)	(44)	37	(157)

Other comprehensive income (loss), net of tax	(1,215)	354	(1,724)	(635)

Total comprehensive income (loss), net of tax	(749)	374	(683)	378

Attributable to:
Noncontrolling interests	(2)	9	1	20
Deutsche Bank shareholders and additional equity components	(747)	365	(684)	(399)

59	Deutsche Bank Interim Report as of June 30, 2017	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Jun 30, 2017	Dec 31, 2016
Cash and central bank balances	227,514	181,364

Interbank balances (w/o central banks)	9,109	11,606

Central bank funds sold and securities purchased under resale agreements	11,025	16,287

Securities borrowed	23,376	20,081

Financial assets at fair value through profit or loss
Trading assets	188,192	171,044
Positive market values from derivative financial instruments	396,340	485,150
Financial assets designated at fair value through profit or loss	89,751	87,587

Total financial assets at fair value through profit or loss	674,284	743,781

Financial assets available for sale	53,907	56,228

Equity method investments	948	1,027

Loans	398,698	408,909

Securities held to maturity	3,189	3,206

Property and equipment	2,746	2,804

Goodwill and other intangible assets	8,834	8,982

Other assets	145,875	126,045

Assets for current tax	1,248	1,559

Deferred tax assets	7,983	8,666

Total assets	1,568,734	1,590,546

Liabilities and Equity

in € m.	Jun 30, 2017	Dec 31, 2016
Deposits	581,478	550,204

Central bank funds purchased and securities sold under repurchase agreements	21,373	25,740

Securities loaned	5,122	3,598

Financial liabilities at fair value through profit or loss
Trading liabilities	68,392	57,029
Negative market values from derivative financial instruments	371,682	463,858
Financial liabilities designated at fair value through profit or loss	64,112	60,492
Investment contract liabilities	601	592

Total financial liabilities at fair value through profit or loss	504,787	581,971

Other short-term borrowings	20,232	17,295

Other liabilities	186,811	155,440

Provisions	5,425	10,973

Liabilities for current tax	1,081	1,329

Deferred tax liabilities	450	486

Long-term debt	165,070	172,316

Trust preferred securities	5,694	6,373

Obligation to purchase common shares	0	0

Total liabilities	1,497,524	1,525,727

Common shares, no par value, nominal value of € 2.56	5,291	3,531

Additional paid-in capital	39,828	33,765

Retained earnings	19,383	18,987

Common shares in treasury, at cost	(33)	0

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax	1,789	3,550

Total shareholders’ equity	66,258	59,833

Additional equity components	4,674	4,669

Noncontrolling interests	278	316

Total equity	71,210	64,819

Total liabilities and equity	1,568,734	1,590,546

Deutsche Bank	2 – Consolidated Financial Statements	60
Interim Report as of June 30, 2017

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other [1]
Balance as of December 31, 2015	3,531	33,572	21,182	(10)	0	1,384

Total comprehensive income (loss), net of tax[2]	0	0	232	0	0	319

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	(276)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(274)	0	0	0

Net change in share awards in the reporting period	0	84	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	81	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(129)	0	0	0	0

Purchases of treasury shares	0	0	0	(3,053)	0	0

Sale of treasury shares	0	0	0	2,791	0	0

Net gains (losses) on treasury shares sold	0	4	0	0	0	0

Other	0	83	0	0	0	0

Balance as of June 30, 2016	3,531	33,615	20,864	(192)	0	1,702

Balance as of December 31, 2016	3,531	33,765	18,987	0	0	912

Total comprehensive income (loss), net of tax[2]	0	0	1,018	0	0	(87)

Common shares issued	1,760	6,277	0	0	0	0

Cash dividends paid	0	0	(392)	0	0	0

Coupon on additional equity components, net of tax	0	0	(288)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	59	0	0	0

Net change in share awards in the reporting period	0	(14)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	206	0	0

Tax benefits related to share-based compensation plans	0	(1)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(104)	0	0	0	0

Purchases of treasury shares	0	0	0	(5,503)	0	0

Sale of treasury shares	0	0	0	5,264	0	0

Net gains (losses) on treasury shares sold	0	13	0	0	0	0

Other	0	(109)	0	0	0	0

Balance as of June 30, 2017	5,291	39,828	19,383	(33)	0	825

[1]	Excluding unrealized net gains (losses) from equity method investments.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

61	Deutsche Bank Interim Report as of June 30, 2017	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax [1]	Unrealized net gains (losses) on assets classified as held for sale, net of tax [1]	Foreign currency translation, net of tax [1]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax [2]	Total shareholders’ equity	Additional equity components [3]	Noncontrolling interests	Total equity
97	662	2,196	66	4,404	62,678	4,675	270	67,624

29	0	(720)	15	(357)	(125)	0	20	(104)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(276)	0	0	(276)

0	0	0	0	0	(274)	0	0	(274)

0	0	0	0	0	84	0	0	84

0	0	0	0	0	81	0	0	81

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(129)	0	0	(129)

0	0	0	0	0	(3,053)	0	0	(3,053)

0	0	0	0	0	2,791	0	0	2,791

0	0	0	0	0	4	0	0	4

0	0	0	0	0	83	0[4]	(22)	62

126	662	1,476	81	4,047	61,865	4,675	269	66,809

143	0	2,418	77	3,550	59,833	4,669	316	64,819

(16)	0	(1,638)	(20)	(1,761)	(743)	0	1	(742)

0	0	0	0	0	8,037	0	0	8,037

0	0	0	0	0	(392)	0	(4)	(396)

0	0	0	0	0	(288)	0	0	(288)

0	0	0	0	0	59	0	0	59

0	0	0	0	0	(14)	0	0	(14)

0	0	0	0	0	206	0	0	206

0	0	0	0	0	(1)	0	0	(1)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(104)	0	0	(104)

0	0	0	0	0	(5,503)	0	0	(5,503)

0	0	0	0	0	5,264	0	0	5,264

0	0	0	0	0	13	0	0	13

0	0	0	0	0	(109)	5[4]	(35)	(140)

126	0	780	57	1,789	66,258	4,674	278	71,210

[3]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4]	Includes net proceeds from purchase and sale of additional equity components.

Deutsche Bank	2 – Consolidated Financial Statements	62
Interim Report as of June 30, 2017

Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016
Net income (loss)	1,041	256

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	212	564
Restructuring activities	50	390
Gain on sale of financial assets available for sale, equity method investments, and other	(230)	(593)
Deferred income taxes, net	272	205
Impairment, depreciation and other amortization, and accretion	1,179	1,160
Share of net income (loss) from equity method investments	(105)	(105)

Income (loss) adjusted for noncash charges, credits and other items	2,419	1,877

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	1,902	(595)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	1,513	1,484
Financial assets designated at fair value through profit or loss	(3,289)	(9,370)
Loans	9,073	(1,739)
Other assets	(20,249)	(56,592)
Deposits	32,515	81
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	4,522	10,021
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(2,316)	7,513
Other short-term borrowings	2,951	(3,278)
Other liabilities	28,901	45,480
Senior long-term debt[2]	(7,017)	2,851
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(9,795)	35,527
Other, net	409	(3,513)

Net cash provided by (used in) operating activities	41,539	29,747

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	5,601	8,338
Maturities of financial assets available for sale	3,545	2,605
Maturities of securities held to maturity	0	0
Sale of equity method investments	24	29
Sale of property and equipment	39	11
Purchase of:
Financial assets available for sale	(8,587)	(14,161)
Securities held to maturity	0	0
Equity method investments	(5)	(17)
Property and equipment	(269)	(257)
Net cash received in (paid for) business combinations/divestitures	47	79
Other, net	(580)	(653)

Net cash provided by (used in) investing activities	(185)	(4,026)

Cash flows from financing activities:
Issuances of subordinated long-term debt	47	781
Repayments and extinguishments of subordinated long-term debt	(32)	(833)
Issuances of trust preferred securities	0	97
Repayments and extinguishments of trust preferred securities	(401)	(839)
Common shares issued	8,037	0
Purchases of treasury shares	(5,503)	(3,053)
Sale of treasury shares	5,267	2,790
Additional Equity Components (AT1) issued	0	0
Purchases of Additional Equity Components (AT1)	(114)	(90)
Sale of Additional Equity Components (AT1)	122	88
Coupon on additional equity components, pre tax	(335)	(333)
Dividends paid to noncontrolling interests	(4)	0
Net change in noncontrolling interests	(35)	(21)
Cash dividends paid to Deutsche Bank shareholders	(392)	0

Net cash provided by (used in) financing activities	6,657	(1,413)

Net effect of exchange rate changes on cash and cash equivalents	(2,367)	(489)

Net increase (decrease) in cash and cash equivalents	45,644	23,819
Cash and cash equivalents at beginning of period	185,891	105,478
Cash and cash equivalents at end of period	231,537	129,295

Net cash provided by (used in) operating activities including

Income taxes paid (received), net	306	753
Interest paid	5,524	5,422
Interest and dividends received	11,604	12,791

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks)	225,026	120,953
Interbank balances (w/o central banks) (not included: time deposits with banks of €5,107 million as of June 30, 2017, and €4,919 million as of June 30, 2016)	6,511	8,342

Total	231,537	129,295

[1]	Included are senior long-term debt issuances of €2,300 million and €3,715 million and repayments and extinguishments of €1,843 million and €3,793 million through June 30, 2017 and June 30, 2016, respectively.
[2]	Included are issuances of €19,284 million and €27,467 million and repayments and extinguishments of €23,296 million and €25,855 million through June 30, 2017 and June 30, 2016, respectively.

63	Deutsche Bank Interim Report as of June 30, 2017	Basis of Preparation (unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2016, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	64
Interim Report as of June 30, 2017

Impact of Changes in Accounting Principles (unaudited)

New Accounting Pronouncements

The following accounting pronouncements which are relevant to the Group were not effective as of June 30, 2017 and therefore have not been applied in preparing these condensed consolidated interim financial statements.

IFRS 2 Share-based Payments

In June 2016, the IASB issued narrow-scope amendments to IFRS 2, “Share-based Payment” which clarify the accounting for certain types of share-based payment transactions. The amendments which were developed through the IFRS Interpretations Committee clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. They are effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of the clarifications to IFRS 2. The amendments have yet to be endorsed by the EU.

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements on how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The standard has been endorsed by the EU. Based on the current implementation status of IFRS 9, as described in further detail below, the Group estimates the adoption of IFRS 9 will result in an overall reduction in the Group’s total shareholders’ equity, as previously reported. This reduction is predominately driven by the impairment requirements of IFRS 9.

Implementation program

The Group has a centrally managed IFRS 9 program sponsored by the Group’s chief financial officer and includes subject matter experts on methodology, data sourcing and modelling, IT processing and reporting. The Group’s work to date has covered performing an assessment of the population of financial instruments impacted by the classification and measurement requirements of IFRS 9 and developing an impairment methodology to support the calculation of the Expected Credit Loss allowance. Specifically, during 2016 the Group developed its approach for assessing significant increase in credit risk, incorporating forward looking information, including macro-economic factors (implemented in 2017) and preparing the required IT systems and process architecture. The Group will perform a full end to end parallel run in the coming months based on June 2017 data to ensure procedural readiness. Results or findings from the parallel run will be used to update the Group’s IFRS 9 transition impact estimate, if required.

Overall governance of the program’s implementation is through the IFRS 9 Steering Committee and includes representation from Finance, Risk and IT. Guidance and training on IFRS 9 across the Group is delivered across businesses and functions as part of the Group’s internal control systems. The Group is in the process of enhancing its existing governance framework to ensure that appropriate validations and controls are in place over new key processes and significant areas of judgment. Governance over the Expected Credit Loss calculation process is split across Risk and Finance functions.

Classification and Measurement of Financial Assets and Liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortized cost, or fair value through Other Comprehensive Income (‘FVOCI’). As the requirements under IFRS 9 are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected. The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements.

65	Deutsche Bank Interim Report as of June 30, 2017	Impact of Changes in Accounting Principles (unaudited) New Accounting Pronouncements

In 2016, the Group made an initial determination of business models and assessed the contractual cash flow characteristics of the financial assets to determine the potential classification and measurement changes as a result of IFRS 9. As a result of the analysis performed thus far, the Group has identified a population of financial assets which are expected to be measured at either amortized cost or fair value through other comprehensive income, which will be subject to the IFRS 9 impairment rules. However, the actual impact that IFRS 9 classification and measurement will have on the Group is mainly dependent on the business models and the inventory of financial assets which exist at the effective date, and as such the Group will roll forward its analysis during 2017 to take into consideration any changes in business strategies and composition of financial assets.

Where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income. The standard also allows the Group the option to elect to apply early the presentation of fair value movements of an entity’s credit risk in Other Comprehensive Income prior to adopting IFRS 9 in full. The Group has not early adopted this requirement.

Impairment of Financial Assets

The impairment requirements of IFRS 9 apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to in this note as financial assets).

The determination of impairment losses and allowance will move from an incurred credit loss model whereby credit losses are recognized when a defined loss event occurs under IAS 39, to an expected loss model under IFRS 9, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee), based on expectations of potential credit losses at that time under IFRS 9. Currently, the Group first evaluates individually whether objective evidence of impairment exists for loans that are individually significant. It then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under the individual assessment.

Under IFRS 9 for financial assets originated or purchased, the Group will recognise a loss allowance at an amount equal to 12-month expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). This amount represents the expected credit losses resulting from default events that are possible within the next 12 months. The interest revenue is calculated on the gross carrying amount for financial assets in Stage 1.

IFRS 9 requires the recognition of credit losses over the remaining life of the financial assets (‘lifetime expected losses’) which are considered to have experienced a significant increase in credit risk (Stage 2) and for financial assets that are credit impaired at the reporting date (Stage 3). The lifetime expected credit losses represent all possible default events over the expected life of a financial instrument. The Group leverages existing risk management indicators (e.g. watch list and forbearance trigger), credit rating changes and taking into consideration reasonable and supportable information which allows the Group to identify whether the credit risk of financial assets has significantly increased. This process includes considering forward-looking information, including macro-economic factors. Furthermore, financial assets will be transferred to Stage 2 if 30 days past due. The interest revenue is calculated on the gross carrying amount for financial assets in Stage 2.

As the primary definition for credit impaired financial assets moving to Stage 3, the Group will apply the default definition as laid out in CRR Article 178. Interest revenues are calculated on the net carrying amount for these financial assets only. Forward-looking information, including macro-economic factors must be taken into account to measure IFRS 9 compliant expected credit losses.

IFRS 9 does not distinguish between individually significant or not individually significant financial instruments. Therefore, the Group decided to measure the allowance for credit losses on an individual transaction basis. Similarly, the assessment for transferring financial assets between Stages 1, 2 and 3 will also be made on an individual transaction basis. For detailed information on the current impairment approach under IAS 39 please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates”.

The Group uses three main components to measure expected credit losses which are a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). Therefore, the Group will leverage the existing parameters of the regulatory framework and risk management practices as much as possible on transaction level. For the purpose of IFRS 9 the allowance for credit losses is affected by a variety of key characteristics, such as, but not limited to the expected balance at default and the related amortization profile as well as the expected life of the financial asset. As a consequence, the allowance for credit losses for Stage 2 financial assets will increase with the expected lifetime or the expected EAD. Incorporating forecasts of future economic conditions into the measurement of expected credit losses will additionally cause an impact on the allowance for credit losses for each stage. In order to calculate lifetime expected credit losses, the Group’s calculation includes deriving the corresponding lifetime PDs from migration matrices that reflect the economic forecasts. To determine whether a financial asset is credit impaired and thus must be classified as Stage 3, one or more events must be identified that have a detrimental impact on the estimated future cash flows.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	66
Interim Report as of June 30, 2017

As a result of IFRS 9, there will be an increase in subjectivity as the allowance for credit losses will be based on reasonable and supportable forward-looking information which take into consideration future macro-economic scenarios as provided by Deutsche Bank Research. These macro-economic scenarios are continuously monitored and in addition to being used for the Group’s expected credit loss calculation, this information also forms the basis for performing the Group’s capital planning and stress-testing. This information provided by Deutsche Bank Research is used to generate possible future scenarios by utilizing the Group’s stress testing infrastructure with appropriate modifications to align with IFRS 9 requirements. The Group is in the process of analyzing synergies with the capital forecasting and stress-testing processes. The transition impact and effects resulting from the continuous application of IFRS 9 are reflected in the Group’s capital planning for 2018 and onwards. The general use of forward-looking information, including macro-economic factors as well as adjustments taking into account extraordinary factors, will be monitored by a governance framework.

IFRS 9 is estimated to result in an increase in the overall level of allowances for credit losses as noted above. This estimated increase is driven by the requirement to record an allowance equal to 12 months expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and driven by the larger population of financial assets to which lifetime expected losses must be applied.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting. IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Group has decided to exercise this accounting policy choice and therefore will not adopt IFRS 9 hedge accounting as of the effective date of IFRS 9. However, the Group will implement the revised hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”’.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IAS 39/ IFRS 9. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. IFRS 15 will not have a material impact on the Group’s consolidated financial statements. The standard has been endorsed by the EU.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has yet to be endorsed by the EU.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. Based on the Group’s current business activities it is initially estimated that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. The standard has yet to be endorsed by the EU.

67	Deutsche Bank Interim Report as of June 30, 2017	Segment Information (unaudited) Business Segments

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Beginning of the second quarter of 2017, in accordance with our strategy announcement on March 5, 2017, our business operations are reorganized under a new divisional structure comprising the following divisions:

–	Corporate & Investment Bank (“CIB”),
–	Private & Commercial Bank (“PCB”),
–	Deutsche Asset Management (“Deutsche AM”)

The key changes compared to Deutsche Bank’s previously reported segmental information are outlined below.

Corporate & Investment Bank (CIB) – The new corporate division “Corporate & Investment Bank” combines the former segments “Global Markets” and “Corporate & Investment Banking”. It comprises the bank’s Corporate Finance, Global Markets and Global Transaction Banking businesses.

Private & Commercial Bank (PCB) – The corporate division “Private & Commercial Bank” combines the businesses with private and commercial clients of Deutsche Bank and Postbank, which formerly had been reported separately, and the wealth management activities for wealthy clients, foundations and family offices.

Deutsche Asset Management (Deutsche AM) – The corporate division Deutsche Asset Management remains materially unchanged and contains the asset management activities of Deutsche Bank. It focuses on providing investment solutions to individual investors and institutions that serve them.

Certain Infrastructure functions previously reported under Consolidation & Adjustments, reflected in our business segments on an allocated basis, have been integrated more closely into our business divisions.

From 2017 onwards, Non-Core Operations Unit (NCOU) ceased to exist as a standalone division. The remaining legacy assets as of December 31, 2016 are now managed by the corresponding operating segments, predominately in Corporate & Investment Bank and Private and Commercial Bank.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	68
Interim Report as of June 30, 2017

Capital Expenditures and Divestitures

During the first half of 2017, the Group has made the following capital expenditures or divestitures:

In August 2016 Deutsche Bank Group has entered into an agreement to sell Deutsche Bank S.A., its subsidiary in Argentina, to Banco Comafi S.A. The transaction is part the Group’s plan to rationalize its global footprint. In June 2017 the transaction was successfully completed.

In March 2017, Deutsche Bank Group has signed a definitive agreement to sell its share in Concardis GmbH, a leading German payment service provider established in form of a joint venture of the German banking sector, to a consortium of Advent International and Bain Capital Private Equity.

On December 28, 2015, Deutsche Bank Group agreed to sell its entire 19.99 % stake in Hua Xia Bank Company Limited (“Hua Xia”) to PICC Property and Casualty Company Limited (“PICC Property & Casualty”). The completion of the transaction was subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission. Regulatory approvals for PICC Property and Casualty to acquire Deutsche Bank’s stake in Hua Xia were granted and the share transfer was completed in the fourth quarter 2016. All remaining closing formalities have been completed in the first quarter of 2017.

Allocation of Average Shareholders’ Equity

Starting 2017, the Group has refined its capital allocation methodology. Shareholders’ equity is now fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier 1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Groups’ Common Equity Tier 1 ratio, the Groups’ Leverage ratio and the Group’s Capital Loss under Stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured though Risk-Weighted Assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangibles continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year.

For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Consolidation & Adjustments (C&A) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

69	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Income Statement (unaudited) Commissions and Fee Income

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Net interest income	3,108	3,693	6,175	7,617

Trading income [1]	1,078	(20)	2,514	401

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(234)	444	(560)	1,320

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	845	424	1,953	1,721

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,953	4,117	8,128	9,338

Sales & Trading (Equity)	448	554	948	1,084
Sales & Trading (FIC)	1,146	1,411	2,980	2,833
Total Sales & Trading	1,594	1,965	3,928	3,916
Financing	365	371	813	800
Global Transaction Banking	468	536	976	1,050
Remaining Products	(165)	(85)	(475)	39
Corporate & Investment Bank	2,261	2,787	5,242	5,805

Private & Commercial Bank	1,656	1,621	3,067	3,712

Deutsche Asset Management	(10)	116	29	128

Non-Core Operations Unit	0	(709)	0	(840)

Consolidation & Adjustments	44	302	(210)	533

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,953	4,117	8,128	9,338

[1]	Trading income includes gains and losses from derivatives not qualifying for hedge accounting.

Commissions and Fee Income

	Three months ended		Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Commissions and fees from fiduciary activities	1,123	1,026	2,177	2,053

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	793	895	1,649	1,776

Fees for other customer services	923	1,000	1,948	1,970

Total commissions and fee income	2,839	2,921	5,773	5,798

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	70
Interim Report as of June 30, 2017

Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Service cost	85	77	171	155

Net interest cost (income)	3	(3)	5	(6)

Total expenses defined benefit plans	88	74	176	149

Total expenses for defined contribution plans	99	103	231	233

Total expenses for post-employment benefits	187	177	407	382

Employer contributions to mandatory German social security pension plan	59	57	122	121

The Group expects to pay approximately € 300 million in regular contributions to its retirement benefit plans in 2017. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2017.

Discount rate to determine defined benefit obligation

in %	Jun 30, 2017	Dec 31, 2016

Germany	1.9	1.7

UK	2.6	2.6

U.S.	3.7	4.0

General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
IT costs	927	985	1,860	1,921

Occupancy, furniture and equipment expenses	449	453	898	907

Professional service fees	431	566	850	1,122

Communication and data services	180	190	356	383

Travel and representation expenses	96	126	194	232

Banking and transaction charges	193	163	354	317

Marketing expenses	66	69	126	126

Consolidated investments	0	84	0	169

Other expenses [1]	381	583	1,286	1,780

Total general and administrative expenses	2,724	3,221	5,924	6,957

1	Includes net litigation provision released € 26 million for the three months ended June 30, 2017 and litigation-related expenses of net € 120 million (expenses of € 193 million offset by recoveries of € 73 million related to the Kirch settlement agreements) for the three months ended June 30, 2016. Net Litigation provision released was € 57 million for the six months ended June 30, 2017 and litigation related expenses were € 308 million for six months ended June 30, 2016. Also included on account of the bank levy are expenses of € 21 million for the three months ended June 30, 2017 and net reversal of € 12 million for the same period in 2016 and bank levy expenses of € 561 million and € 526 million for the six months ended June 30, 2017 and six months ended June 30, 2016 respectively.

Restructuring

Restructuring forms part of the Group’s multi-year strategy outlined in October 2015, as well as our new strategic measures and targets announced in March 2017. These new actions include initiatives to reorganize our businesses into three divisions, reposition Deutsche AM through a minority IPO and extension of our cost restructuring program – with the aim of strengthening our businesses to achieve growth and reduce adjusted costs to approximately € 22 billion in 2018 and approximately € 21 billion by 2021.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Net restructuring expense by division

	Three months ended		Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Corporate & Investment Bank	(66)	(91)	(98)	(234)

Private & Commercial Clients	4	(64)	52	(120)

Deutsche Asset Management	(2)	(26)	(4)	(31)

Non-Core Operations Unit	0	1	0	(4)

Total Net Restructuring Charges	(64)	(179)	(50)	(390)

71	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Income Statement (unaudited) Effective Tax Rate

Net restructuring expense by type

	Three months ended		Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Restructuring – Staff related	(64)	(187)	(55)	(398)
Thereof:
Termination Payments	(54)	(173)	(38)	(369)
Retention Acceleration	(10)	(14)	(16)	(27)
Social Security	(1)	(1)	(1)	(3)

Restructuring – Non Staff related [1]	0	8	4	8

Total net restructuring Charges	(64)	(179)	(50)	(390)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 465 million and € 741 million as of June 30, 2017 and December 31, 2016, respectively. The majority of the current provisions for restructuring should be utilized in the next two years.

During the three months ended June 30, 2017, 479 full-time equivalent staff were reduced as part of our restructuring program. These reductions were identified within:

Three months ended
Jun 30, 2017

Corporate & Investment Bank	58

Private & Commercial Bank	319

Deutsche Asset Management	7

Infrastructure/Regional Management	95

Total full-time equivalent staff	479

Effective Tax Rate

2017 to 2016 Three Months Comparison

Income tax expense in the current quarter was € 357 million (second quarter of 2016: € 388 million). The effective tax rate of 43% (second quarter of 2016: 95%) was mainly impacted by non-deductible expenses related to our footprint rationalization.

2017 to 2016 Six Months Comparison

Income tax expense in the first half of 2017 was € 660 million (first half of 2016: € 731 million). The effective tax rate of 39% (first half of 2016: 74%) was mainly impacted by non-deductible expenses related to our footprint rationalization.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	72
Interim Report as of June 30, 2017

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through

Profit or Loss

in € m.	Jun 30, 2017	Dec 31, 2016

Financial assets classified as held for trading:
Trading assets:
Trading securities	174,999	156,926
Other trading assets [1]	13,193	14,117

Total trading assets	188,192	171,044

Positive market values from derivative financial instruments	396,340	485,150

Total financial assets classified as held for trading	584,533	656,194

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	52,878	47,404
Securities borrowed	22,184	21,136
Loans	5,568	7,505
Other financial assets designated at fair value through profit or loss	9,121	11,541

Total financial assets designated at fair value through profit or loss	89,751	87,587

Total financial assets at fair value through profit or loss	674,284	743,781

[1]	Includes traded loans of €12.4 billion and € 13.2 billion at June 30, 2017 and December 31, 2016, respectively.

in € m.	Jun 30, 2017	Dec 31, 2016

Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	67,884	56,592
Other trading liabilities	508	437

Total trading liabilities	68,392	57,029

Negative market values from derivative financial instruments	371,682	463,858

Total financial liabilities classified as held for trading	440,074	520,887

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	53,517	50,397
Loan commitments	24	40
Long-term debt	6,640	6,473
Other financial liabilities designated at fair value through profit or loss	3,932	3,582

Total financial liabilities designated at fair value through profit or loss	64,112	60,492

Investment contract liabilities [1]	601	592

Total financial liabilities at fair value through profit or loss	504,787	581,971

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equalling fair values.

Financial Assets Available for Sale

in € m.	Jun 30, 2017	Dec 31, 2016

Debt securities	49,678	51,516

Equity securities	1,063	1,149

Other equity interests	783	804

Loans	2,383	2,759

Total financial assets available for sale	53,907	56,228

73	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Securities Held to Maturity

In the first quarter of 2016, the Group began to use the Held to Maturity category to more appropriately present income and capital volatility in the firm’s banking book. In addition to managing the firm’s existing banking book exposure to interest rates, this accounting classification will support certain of the Group’s asset liability management objectives, e.g. maturity transformation.

The Group reclassified € 3.2 billion of securities held Available for Sale to Held to Maturity investments effective January 4, 2016. All reclassified assets are high quality Government, supranational and agency bonds and are managed by Group Treasury as part of the Group’s Strategic Liquidity Reserve.

Carrying values and fair values of financial assets reclassified from Available for Sale to Held to Maturity

	Jun 30, 2017		Dec 31, 2016
in € m.	Carrying value (CV)	Fair Value (FV)	Carrying value (CV)	Fair Value (FV)
Debt securities reclassified:
G7 Government bonds	426	436	428	446
Other Government, supranational and agency bonds	2,763	2,815	2,778	2,859

Total financial assets reclassified to Held-to-Maturity	3,189	3,251	3,206	3,305

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	74
Interim Report as of June 30, 2017

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Jun 30, 2017			Dec 31, 2016
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	101,127	78,035	9,030	89,943	70,415	10,686
Trading securities	100,833	69,331	4,836	89,694	62,220	5,012
Other trading assets	294	8,705	4,194	248	8,195	5,674
Positive market values from derivative financial instruments	15,826	372,293	8,221	13,773	461,579	9,798
Financial assets designated at fair value through profit or loss	7,432	81,153	1,166	10,118	75,867	1,601
Financial assets available for sale	26,751	23,206	3,950	28,695	23,380	4,153
Other financial assets at fair value	26	3,453 [2]	18	28	3,618 [2]	33

Total financial assets held at fair value	151,163	558,141	22,384	142,558	634,860	26,271

Financial liabilities held at fair value:
Trading liabilities	50,448	17,939	5	41,664	15,311	52
Trading securities	50,448	17,431	5	41,664	14,874	52
Other trading liabilities	0	508	0	0	437	0
Negative market values from derivative financial instruments	13,918	350,749	7,016	13,616	441,386	8,857
Financial liabilities designated at fair value through profit or loss	4	62,204	1,904	4	58,259	2,229
Investment contract liabilities [3]	0	601	0	0	592	0
Other financial liabilities at fair value	0	2,346 [2]	(636) [4]	0	4,647 [2]	(848) [4]

Total financial liabilities held at fair value	64,369	433,839	8,289	55,283	520,195	10,290

[1]	Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Annual Report 2016.
[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 42 “Insurance and Investment Contracts” of the Annual Report 2016 for more detail on these contracts.
[4]	Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

In 2017, there were transfers from Level 1 to Level 2 on Financial assets available for sale (€ 1.7 billion of assets) based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

75	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	76
Interim Report as of June 30, 2017

Analysis of Financial Instruments with Fair Value Derived from Valuation

Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period was mainly due to sales and settlements offset by transfers between levels 2 and 3 and purchases.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The decrease in the period is driven by settlements, losses and transfers between level 2 and 3.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The decrease in the period refers to sales and settlements and losses offset by purchases and issuances.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to sales, settlements, transfers between levels 2 and 3 and losses partially offset by purchases and issuance. Liabilities decreased due transfers between levels 2 and 3 and settlements partially offset by issuance.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. Assets decreased due to sales and settlements offset by gains, purchases and transfers between levels 2 and 3.

77	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

	Jun 30, 2017
in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses [1]	Purchases	Sales	Issuances [2]	Settlements [3]	Transfers into Level 3 [4]	Transfers out of Level 3 [4]	Balance, end of period
Financial assets held at fair value:
Trading securities	5,012	0	(24)	843	(1,176)	0	(229)	1,162	(752)	4,836

Positive market values from derivative financial instruments	9,798	0	(638)	0	0	0	(645)	2,204	(2,498)	8,221

Other trading assets	5,674	(7)	(317)	924	(1,734)	261	(622)	584	(569)	4,194

Financial assets designated at fair value through profit or loss	1,601	0	(62)	88	(76)	71	(318)	117	(256)	1,166

Financial assets available for sale	4,153	(2)	121 [5]	93	(61)	0	(537)	208	(25)	3,950

Other financial assets at fair value	33	0	(2)	0	0	0	(14)	0	0	18

Total financial assets held at fair value	26,271	(8)	(921) [6,7]	1,948	(3,048)	332	(2,364)	4,274	(4,100)	22,384

Financial liabilities held at fair value:
Trading securities	52	0	(3)	0	0	0	(44)	0	0	5

Negative market values from derivative financial instruments	8,857	0	(544)	0	0	0	(444)	844	(1,697)	7,016

Other trading liabilities	0	0	(0)	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,229	(7)	(36)	0	0	119	(102)	70	(370)	1,904

Other financial liabilities at fair value	(848)	0	140	0	0	0	36	(18)	54	(636)

Total financial liabilities held at fair value	10,290	(7)	(442) [6,7]	0	0	119	(554)	897	(2,013)	8,289

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets available for sale include a gain of € 26 million recognized in other comprehensive income, net of tax, and a gain of € 23 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 327 million and for total financial liabilities held at fair value this is a gain of € 75 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	78
Interim Report as of June 30, 2017

	Jun 30, 2016
in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses [1]	Purchases	Sales	Issuances [2]	Settlements [3]	Transfers into Level 3 [4]	Transfers out of Level 3 [4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,669	0	56	482	(2,221)	0	(786)	1,969	(417)	5,752

Positive market values from derivative financial instruments	9,445	0	196	0	0	0	(484)	1,206	(1,133)	9,230

Other trading assets	6,082	0	13	1,439	(1,665)	162	(503)	1,277	(904)	5,901

Financial assets designated at fair value through profit or loss	4,478	0	(127)	0	(127)	27	(496)	40	(195)	3,601

Financial assets available for sale	4,874	0	(37) [5]	308	(312)	0	(515)	108	(79)	4,348

Other financial assets at fair value	0	0	0	0	0	0	0	51	0	51

Total financial assets held at fair value	31,549	0	102 [6,7]	2,230	(4,325)	189	(2,784)	4,650	(2,729)	28,883

Financial liabilities held at fair value:
Trading securities	18	0	(0)	0	0	0	8	0	0	26

Negative market values from derivative financial instruments	7,879	0	39	0	0	0	(589)	2,049	(707)	8,671

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	3,053	0	57	0	0	674	(321)	85	(327)	3,221

Other financial liabilities at fair value	(1,146)	0	6	0	0	0	17	(21)	182	(961)

Total financial liabilities held at fair value	9,805	0	102 [6,7]	0	0	674	(885)	2,113	(852)	10,957

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets available for sale include a loss of € 24 million recognized in other comprehensive income, net of tax.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 93 million and for total financial liabilities held at fair value this is a gain of € 96 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

79	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of June 30, 2017 it could have increased fair value by as much as € 1.4 billion or decreased fair value by as much as € 931 million. As of December 31, 2016 it could have increased fair value by as much as € 1.8 billion or decreased fair value by as much as € 1.0 billion.

The changes in sensitive amounts from December 31, 2016 to June 30, 2017 show material reductions to both the positive fair value movement and to the negative fair value movement from using reasonable possible alternatives. Both these moves are primarily a result of the reduction in the Level 3 population in the same period (e.g. Group level 3 assets down from € 26.3 billion at the end of 2016 to € 22.4 billion at the end of second quarter of 2017), with this largely the result of de-risking and asset sales. The reduction in positive fair value movement of € 314 million (18 % in relative terms), and the reduction in negative fair value movement of € 109 million (10 % in relative terms) largely moved in line with the overall Level 3 balance (e.g. gross Level 3 Assets and Liabilities reduced by 16 % in the year). The reduction in positive fair value movement is proportionally greater than the reduction in negative fair value movement due to idiosyncratic factors across a number of trades.

Our sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for Prudent Valuation purposes. Prudent Valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalising valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 575/2013 (CRR), requiring institutions to apply a deduction from CET1 the amount of any additional value adjustments on all assets measured at fair value calculated in accordance with Article 105(14). This utilises exit price analysis performed for the relevant as-sets and liabilities in the Prudent Valuation assessment. The downside sensitivity may be limited in some cases where the fair value is already demonstrably prudent.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Jun 30, 2017		Dec 31, 2016
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	178	112	213	137
Commercial mortgage-backed securities	8	7	13	12
Mortgage and other asset-backed securities	38	35	46	40
Corporate, sovereign and other debt securities	131	70	154	85
Equity securities	81	57	116	68

Derivatives:
Credit	128	132	238	158
Equity	145	115	209	150
Interest related	363	170	429	187
Foreign exchange	24	15	32	21
Other	115	79	143	92

Loans:
Loans	410	251	377	227
Loan commitments	0	0	0	0

Other	0	0	0	0

Total	1,444	931	1,758	1,040

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	80
Interim Report as of June 30, 2017

Quantitative Information about the Sensitivity of

Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

81	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Jun 30, 2017
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	213	0	Price based	Price	0%	101%
			Discounted cash flow	Credit spread (bps)	122	2,114
Mortgage- and other asset-backed securities	858	0	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	43	1,500
				Recovery rate	0%	100%
				Constant default rate	0%	13%
				Constant prepayment rate	0%	33%

Total mortgage- and other asset-backed securities	1,071	0

Debt securities and other debt obligations	3,808	1,618	Price based	Price	0%	176%
Held for trading	3,506	5	Discounted cash flow	Credit spread (bps)	1	384
Corporate, sovereign and other debt securities	3,506
Available-for-sale	302
Designated at fair value	0	1,613

Equity securities	1,015	0	Market approach	Price per net asset value	60%	90%
Held for trading	259	0		Enterprise value/EBITDA (multiple)	1	13
Available-for-sale	603		Discounted cash flow	Weighted average cost capital	8%	9%
Designated at fair value	153

Loans	5,752	0	Price based	Price	0%	244%
Held for trading	2,954	0	Discounted cash flow	Credit spread (bps)	180	4,612
Designated at fair value	633			Constant default rate	0%	5%
Available-for-sale	2,164			Recovery rate	6%	80%

Loan commitments	0	23	Discounted cash flow	Credit spread (bps)	6	491
				Recovery rate	37%	75%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	2,518 [2]	269 [3]	Discounted cash flow	IRR	3%	24%
				Repo rate (bps.)	168	198

Total non-derivative financial instruments held at fair value	14,164	1,909

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 1.2 billion of other trading assets, € 380 million of other financial assets designated at fair value and € 881 million other financial assets available for sale.
[3]	Other financial liabilities include € 241 million of securities sold under repurchase agreements designated at fair value and € 27 million of other financial liabilities designated at fair value.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	82
Interim Report as of June 30, 2017

	Dec 31, 2016
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	294	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	119	2,000
Mortgage- and other asset-backed securities	1,071	0	Price based	Price	0%	110%
			Discounted cash flow	Credit spread (bps)	105	2,000
				Recovery rate	0%	100%
				Constant default rate	0%	18%
				Constant prepayment rate	0%	29%

Total mortgage- and other asset-backed securities	1,365	0

Debt securities and other debt obligations	3,626	1,757	Price based	Price	0%	169%
Held for trading	3,373	52	Discounted cash flow	Credit spread (bps)	26	882
Corporate, sovereign and other debt securities	3,373
Available-for-sale	253
Designated at fair value	0	1,705

Equity securities	937	0	Market approach	Price per net asset value	60%	100%
Held for trading	274	0		Enterprise value/EBITDA (multiple)	1	12
Available-for-sale	633		Discounted cash flow	Weighted average cost capital	8%	22%
Designated at fair value	30

Loans	7,571	0	Price based	Price	0%	180%
Held for trading	4,105	0	Discounted cash flow	Credit spread (bps)	180	4,612
Designated at fair value	980			Constant default rate	0%	24%
Available-for-sale	2,486			Recovery rate	25%	80%

Loan commitments	0	40	Discounted cash flow	Credit spread (bps)	0	481
				Recovery rate	30%	99%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	2,974 [2]	485 [3]	Discounted cash flow	IRR	3%	24%
				Repo rate (bps)	178	214

Total non-derivative financial instruments held at fair value	16,474	2,282

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 1.6 billion of other trading assets, € 592 million of other financial assets designated at fair value and € 780 million other financial assets available for sale.
[3]	Other financial liabilities include € 444 million of securities sold under repurchase agreements designated at fair value and € 41 million of other financial liabilities designated at fair value.

83	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Jun 30, 2017
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	4,409	2,389	Discounted cash flow	Swap rate (bps)	(70)	1,050
				Inflation swap rate	0%	8%
				Constant default rate	0%	15%
				Constant prepayment rate	0%	18%
			Option pricing model	Inflation volatility	0%	5%
				Interest rate volatility	0%	106%
				IR - IR correlation	(12) %	100%
				Hybrid correlation	(85) %	85%
Credit derivatives	795	1,134	Discounted cash flow	Credit spread (bps)	3	35,605
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	85%
Equity derivatives	1,280	2,147	Option pricing model	Stock volatility	7%	72%
				Index volatility	4%	33%
				Index - index correlation	0%	0%
				Stock - stock correlation	3%	87%
				Stock Forwards	0%	10%
				Index Forwards	0%	96%
FX derivatives	1,415	1,031	Option pricing model	Volatility	(7) %	31%
Other derivatives	322	(321) [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	0%	63%
				Commodity correlation	10%	40%

Total market values from derivative financial instruments	8,221	6,380

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2016
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	5,587	3,446	Discounted cash flow	Swap rate (bps)	(0)	2,309
				Inflation swap rate	(1) %	16%
				Constant default rate	0%	15%
				Constant prepayment rate	0%	19%
			Option pricing model	Inflation volatility	0%	5%
				Interest rate volatility	0%	123%
				IR - IR correlation	(12) %	99%
				Hybrid correlation	(50) %	93%
Credit derivatives	829	1,126	Discounted cash flow	Credit spread (bps)	0	8,427
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	85%
Equity derivatives	1,142	2,098	Option pricing model	Stock volatility	10%	67%
				Index volatility	10%	44%
				Index - index correlation	73%	88%
				Stock - stock correlation	8%	88%
				Stock Forwards	0%	8%
				Index Forwards	0%	20%
FX derivatives	1,654	1,780	Option pricing model	Volatility	(8) %	39%
Other derivatives	586	(441) [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	5%	110%
				Commodity correlation	(21) %	85%

Total market values from derivative financial instruments	9,798	8,008

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	84
Interim Report as of June 30, 2017

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Six months ended
in € m.	Jun 30, 2017	Jun 30, 2016
Financial assets held at fair value:
Trading securities	44	66
Positive market values from derivative financial instruments	(382)	668
Other trading assets	(48)	68
Financial assets designated at fair value through profit or loss	(42)	(24)
Financial assets available for sale	90	52
Other financial assets at fair value	(1)	0

Total financial assets held at fair value	(339)	830

Financial liabilities held at fair value:
Trading securities	2	(0)
Negative market values from derivative financial instruments	251	(247)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(9)	(113)
Other financial liabilities at fair value	(143)	(11)

Total financial liabilities held at fair value	99	(371)

Total	(240)	459

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Jun 30, 2017	Jun 30, 2016
Balance, beginning of year	916	955

New trades during the period	116	191

Amortization	(164)	(196)

Matured trades	(65)	(74)

Subsequent move to observability	(69)	(82)

Exchange rate changes	0	(1)

Balance, end of period	734	793

85	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Annual Report 2016.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2016.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Jun 30, 2017		Dec 31, 2016
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and central bank balances	227,514	227,514	181,364	181,364
Interbank deposits (w/o central banks)	9,109	9,109	11,606	11,606
Central bank funds sold and securities purchased under resale agreements	11,025	11,026	16,287	16,287
Securities borrowed	23,376	23,376	20,081	20,081
Loans	398,698	399,725	408,909	407,834
Securities held to maturity	3,189	3,251	3,206	3,305
Other financial assets	132,472	132,468	112,479	112,468

Financial liabilities:
Deposits	581,478	581,758	550,204	550,402
Central bank funds purchased and securities sold under repurchase agreements	21,373	21,370	25,740	25,739
Securities loaned	5,122	5,122	3,598	3,598
Other short-term borrowings	20,232	20,237	17,295	17,289
Other financial liabilities	168,328	168,328	135,273	135,273
Long-term debt	165,070	166,692	172,316	171,178
Trust preferred securities	5,694	6,127	6,373	6,519

[1]	Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Annual Report 2016.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Annual Report 2016.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	86
Interim Report as of June 30, 2017

Assets

	Jun 30, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	8,754	0	8,754	0	0	(8,717)	37
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,271	0	2,271	0	0	(2,111)	160

Securities borrowed (enforceable)	21,286	0	21,286	0	0	(20,305)	981
Securities borrowed (non-enforceable)	2,090	0	2,090	0	0	(1,956)	134

Financial assets at fair value through profit or loss
Trading assets	188,658	(466)	188,192	0	(95)	(365)	187,732
Positive market values from derivative financial instruments (enforceable)	488,839	(109,547)	379,292	(311,023)	(47,475)	(7,602)	13,192
Positive market values from derivative financial instruments (non-enforceable)	17,048	0	17,048	0	(2,081)	(1,243)	13,724
Financial assets designated at fair value through profit or loss (enforceable)	108,982	(47,415)	61,567	(2,952)	(801)	(53,939)	3,875
Financial assets designated at fair value through profit or loss (non-enforceable)	28,184	0	28,184	0	0	(18,886)	9,298

Total financial assets at fair value through profit or loss	831,711	(157,427)	674,284	(313,976)	(50,452)	(82,035)	227,821

Loans	398,698	0	398,698	0	(13,210)	(42,643)	342,845

Other assets	169,685	(23,810)	145,875	(30,078)	(608)	(86)	115,103
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	7,949	(4,630)	3,319	(2,574)	(607)	(86)	52

Remaining assets not subject to netting	315,477	0	315,477	0	(379)	(216)	314,882

Total assets	1,749,971	(181,237)	1,568,734	(344,053)	(64,649)	(158,069)	1,001,963

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Jun 30, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	581,478	0	581,478	0	0	0	581,478

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	13,873	0	13,873	0	0	(13,873)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	7,501	0	7,501	0	0	(6,974)	527

Securities loaned (enforceable)	4,885	0	4,885	0	0	(4,885)	0
Securities loaned (non-enforceable)	237	0	237	0	0	(72)	165

Financial liabilities at fair value through profit or loss
Trading liabilities	69,171	(779)	68,392	0	0	0	68,392
Negative market values from derivative financial instruments (enforceable)	461,188	(105,542)	355,646	(311,747)	(25,937)	(7,861)	10,101
Negative market values from derivative financial instruments (non-enforceable)	16,036	0	16,036	0	(1,566)	(960)	13,510
Financial liabilities designated at fair value through profit or loss (enforceable)	91,758	(46,635)	45,123	(2,952)	0	(42,170)	1
Financial liabilities designated at fair value through profit or loss (non-enforceable)	19,590	0	19,590	0	2,622	(9,360)	12,852

Total financial liabilities at fair value through profit or loss	657,744	(152,957)	504,787	(314,699)	(24,882)	(60,351)	104,855

Other liabilities	215,091	(28,280)	186,811	(51,406)	(275)	(148)	134,982
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	3,470	(1,165)	2,305	(1,851)	(275)	(148)	31

Remaining liabilities not subject to netting	197,953	0	197,953	0	0	0	197,953

Total liabilities	1,678,761	(181,237)	1,497,524	(366,105)	(25,157)	(86,303)	1,019,959

87	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2016
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,755	(4,020)	13,735	0	0	(13,719)	16
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,552	0	2,552	0	0	(2,225)	327

Securities borrowed (enforceable)	18,470	0	18,470	0	0	(17,637)	832
Securities borrowed (non-enforceable)	1,611	0	1,611	0	0	(1,555)	56

Financial assets at fair value through profit or loss
Trading assets	171,520	(477)	171,044	0	(101)	(884)	170,059
Positive market values from derivative financial instruments (enforceable)	592,048	(126,523)	465,525	(386,727)	(51,790)	(9,349)	17,658
Positive market values from derivative financial instruments (non-enforceable)	19,625	0	19,625	0	(2,055)	(1,244)	16,327
Financial assets designated at fair value through profit or loss (enforceable)	95,802	(40,998)	54,804	(2,748)	(928)	(46,670)	4,457
Financial assets designated at fair value through profit or loss (non-enforceable)	32,783	0	32,783	0	0	(21,074)	11,709

Total financial assets at fair value through profit or loss	911,778	(167,998)	743,781	(389,475)	(54,874)	(79,221)	220,211

Loans	408,909	0	408,909	0	(13,039)	(47,703)	348,167

Other assets	153,732	(27,686)	126,045	(39,567)	(589)	(104)	85,786
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,830	(5,314)	3,516	(2,719)	(589)	(104)	104

Remaining assets not subject to netting	275,442	0	275,442	0	(423)	(307)	274,712

Total assets	1,790,249	(199,704)	1,590,546	(429,042)	(68,925)	(162,473)	930,106

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Dec 31, 2016
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	550,204	0	550,204	0	0	0	550,204

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	21,209	(4,020)	17,189	0	0	(17,189)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,551	0	8,551	0	0	(8,403)	149

Securities loaned (enforceable)	3,524	0	3,524	0	0	(3,524)	0
Securities loaned (non-enforceable)	75	0	75	0	0	(50)	25

Financial liabilities at fair value through profit or loss
Trading liabilities	57,902	(873)	57,029	0	0	0	57,029
Negative market values from derivative financial instruments (enforceable)	569,064	(124,325)	444,739	(386,612)	(35,124)	(9,325)	13,678
Negative market values from derivative financial instruments (non-enforceable)	19,119	0	19,119	0	(1,721)	(897)	16,501
Financial liabilities designated at fair value through profit or loss (enforceable)	82,421	(39,031)	43,390	(2,748)	0	(40,642)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	17,694	0	17,694	0	(7,910)	(7,664)	2,120

Total financial liabilities at fair value through profit or loss	746,200	(164,228)	581,971	(389,360)	(44,755)	(58,528)	89,328

Other liabilities	186,896	(31,456)	155,440	(56,679)	(1,298)	0	97,463
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	5,793	(1,200)	4,593	(2,834)	(1,297)	0	463

Remaining liabilities not subject to netting	208,773	0	208,773	0	0	0	208,773

Total liabilities	1,725,431	(199,704)	1,525,727	(446,039)	(46,053)	(87,693)	945,942

Detailed information of what is presented in the individual columns are described in Note 19 “Offsetting Financial Assets and Financial Liabilities” of the Group’s Annual Report 2016.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	88
Interim Report as of June 30, 2017

Allowance for Credit Losses

	Six months ended Jun 30, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	109	101	211	9	(8)	1	212
Thereof: (Gains)/Losses from disposal of impaired loans	(1)	(20)	(21)	0	0	0	(21)

Net charge-offs:	(264)	(430)	(694)	0	0	0	(694)
Charge-offs	(286)	(462)	(748)	0	0	0	(748)
Recoveries	22	32	54	0	0	0	54

Other changes	(78)	(31)	(109)	(2)	(10)	(12)	(122)

Balance, end of period	1,838	2,115	3,953	169	166	335	4,288

Changes compared to prior year

Provision for credit losses
In € m.	(197)	(171)	(368)	27	(10)	16	(352)
In %	(64)	(63)	(64)	(150)	(360)	(110)	(62)

Net charge-offs
In € m.	192	167	359	0	0	0	359
In %	(42)	(28)	(34)	0	0	0	(34)

	Six months ended Jun 30, 2016
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340

Provision for credit losses	306	272	579	(18)	3	(15)	564
Thereof: (Gains)/Losses from disposal of impaired loans	4	(14)	(11)	0	0	0	(11)

Net charge-offs:	(455)	(598)	(1,053)	0	0	0	(1,053)
Charge-offs	(472)	(663)	(1,134)	0	0	0	(1,134)
Recoveries	17	65	82	0	0	0	82

Other changes	39	(117)	(78)	(8)	(3)	(10)	(88)

Balance, end of period	2,142	2,334	4,476	119	168	287	4,763

Changes compared to prior year

Provision for credit losses
In € m.	179	56	235	(34)	(6)	(41)	195
In %	140	26	69	(205)	(68)	(158)	53

Net charge-offs
In € m.	(233)	(271)	(504)	0	0	0	(504)
In %	105	83	92	0	0	0	92

89	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

Other Assets and Other Liabilities

Other Assets

in € m.	Jun 30, 2017	Dec 31, 2016
Brokerage and securities related receivables
Cash/margin receivables	43,495	57,924
Receivables from prime brokerage	10,664	9,859
Pending securities transactions past settlement date	5,093	6,409
Receivables from unsettled regular way trades	66,201	30,908

Total brokerage and securities related receivables	125,453	105,100

Accrued interest receivable	2,580	2,433

Assets held for sale	466	563

Other	17,376	17,950

Total other assets	145,875	126,045

Other Liabilities

in € m.	Jun 30, 2017	Dec 31, 2016
Brokerage and securities related payables
Cash/margin payables	64,014	70,706
Payables from prime brokerage	24,142	20,155
Pending securities transactions past settlement date	3,485	2,668
Payables from unsettled regular way trades	63,925	28,490

Total brokerage and securities related payables	155,566	122,019

Accrued interest payable	2,761	2,712

Liabilities held for sale	736	701

Other	27,748	30,008

Total other liabilities	186,811	155,440

Deposits

in € m.	Jun 30, 2017	Dec 31, 2016
Noninterest-bearing demand deposits	221,860	200,122

Interest-bearing deposits
Demand deposits	128,946	129,654
Time deposits	141,386	130,299
Savings deposits	89,287	90,129

Total interest-bearing deposits	359,618	350,082

Total deposits	581,478	550,204

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Civil Litigations	Regulatory Enforcement	Restructuring	Mortgage Repurchase Demands	Other [1]	Total
Balance as of January 1, 2017	1,059	309	2,014	5,607	741	164	735	10,629

Changes in the group of consolidated companies	0	0	(6)	0	(1)	0	(4)	(11)

New provisions	135	24	104	84	135	0	569	1,051

Amounts used	105	15	955	3,662	306	0	633	5,676

Unused amounts reversed	14	22	63	186	102	0	64	451

Effects from exchange rate fluctuations/Unwind of discount	(5)	(9)	(60)	(364)	(2)	(12)	(12)	(464)

Transfers	14	0	(0)	(3)	(1)	0	3	13

Other	0	0	0	0	0	0	0	0

Balance as of June 30, 2017	1,084	287	1,034	1,476	465	152	593	5,091

[1]	For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	90
Interim Report as of June 30, 2017

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigations or regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self-regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring” in the Annual Report 2016.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from purchasers, investors and financial insurers based on alleged material breaches of representations and warranties or to indemnify such persons with respect to losses allegedly caused thereby. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of June 30, 2017, Deutsche Bank has approximately U.S.$ 846 million of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 173 million (€ 152 million) as of June 30, 2017. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 64 million (€ 56 million) as of June 30, 2017. The net provisions against these demands following deduction of such receivables were U.S.$ 109 million (€ 95 million) as of June 30, 2017.

As of June 30, 2017, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 8.8 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 98.1 billion of loans sold by Deutsche Bank as described above.

91	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

Additional mortgage repurchase demands may be made in respect of mortgage loans that Deutsche Bank has sold, but Deutsche Bank cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. The Court held that the repurchase claims, which alleged breaches of contractual representations and warranties pertaining to the loans at issue, accrued as of the closing date of the securitization and, thus, were time-barred under New York’s six-year statute of limitations. This and related decisions could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims.

Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions and provisions for bank levies.

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of June 30, 2017 and December 31, 2016 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of June 30, 2017, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.2 billion for civil litigation matters (December 31, 2016: € 1.5 billion) and € 0.5 billion for regulatory enforcement matters (December 31, 2016: € 0.8 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

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Interim Report as of June 30, 2017

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed or settled, claims relating to investments of originally approximately € 320 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 360 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ investment decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies who are investigating trading in, and various other aspects of, the foreign exchange market. Deutsche Bank is cooperating with these investigations. Relatedly, Deutsche Bank has conducted its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

On October 19, 2016, the U.S. Commodity Futures Trading Commission, Division of Enforcement (“CFTC”) issued a letter (“CFTC Letter”) notifying Deutsche Bank that the CFTC “is not taking any further action at this time and has closed the foreign exchange investigation of Deutsche Bank.” As is customary, the CFTC Letter states that the CFTC “maintains the discretion to decide to reopen the investigation at any time in the future.” The CFTC Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

93	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

On December 7, 2016, it was announced that Deutsche Bank reached an agreement with CADE, the Brazilian antitrust enforcement agency, to settle an investigation into conduct by a former Brazil-based Deutsche Bank trader. As part of that settlement, Deutsche Bank paid a fine of BRL 51 million and agreed to continue to comply with the CADE’s administrative process until it is concluded. This resolves CADE’s administrative process as it relates to Deutsche Bank, subject to Deutsche Bank’s continued compliance with the settlement terms.

On February 13, 2017, the United States Department of Justice (“DOJ”), Criminal Division, Fraud Section, issued a letter (“DOJ Letter”) notifying Deutsche Bank that the DOJ has closed its criminal inquiry “concerning possible violations of federal criminal law in connection with the foreign exchange markets.” As is customary, the DOJ Letter states that the DOJ may reopen its inquiry if it obtains additional information or evidence regarding the inquiry. The DOJ Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

On April 20, 2017, it was announced that Deutsche Bank AG, DB USA Corporation and Deutsche Bank AG New York Branch reached an agreement with the Board of Governors of the Federal Reserve System to settle an investigation into Deutsche Bank’s foreign exchange trading and practices. Under the terms of the settlement, Deutsche Bank entered into a cease-and-desist order, and agreed to pay a civil monetary penalty of U.S.$ 137 million. In addition, the Federal Reserve ordered Deutsche Bank to “continue to implement additional improvements in its oversight, internal controls, compliance, risk management and audit programs” for its foreign exchange business and other similar products, and to periodically report to the Federal Reserve on its progress.

Investigations conducted by certain other regulatory agencies are ongoing and Deutsche Bank is cooperating with these investigations.

Deutsche Bank also has been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. The complaints in the class actions do not specify the damages sought. On January 28, 2015, the federal court overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then pending. Additional actions have been filed since the court’s January 28, 2015 order. There are now four U.S. actions pending. The first pending action is a consolidated action brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. Deutsche Bank’s motion to dismiss the consolidated action was granted in part and denied in part on September 20, 2016. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974 (ERISA). The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look” and that these orders were later filled at prices less favorable to putative class members. Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. Filed on September 26, 2016, amended on March 24, 2017, and later consolidated with a similar action that was filed on April 28, 2017, the fourth putative class action (the “Indirect Purchasers” action) tracks the allegations in the consolidated action and asserts that such purported conduct injured “indirect purchasers” of FX instruments. These claims are brought pursuant to the Sherman Act and various states’ consumer protection statutes.

On August 24, 2016, the Court granted defendants’ motion to dismiss the ERISA action. Plaintiffs in that action have filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On February 13, 2017, Deutsche Bank’s motion to dismiss the Last Look action was granted in part and denied in part. Plaintiffs in the Indirect Purchasers action filed an amended complaint on March 24, 2017. Deutsche Bank intends to move to dismiss this action. Discovery has commenced in the consolidated and Last Look actions. Discovery has not yet commenced in the Indirect Purchasers action.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	94
Interim Report as of June 30, 2017

Interbank Offered Rates Matters. Regulatory and Law Enforcement Matters. Deutsche Bank has received requests for information from various regulatory and law enforcement agencies, including various U.S. state attorneys general, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. This fine has been paid in full and does not form part of the Bank’s provisions.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (DFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and DFS and GBP 226.8 million to the FCA. As part of the resolution with the DOJ, DB Group Services (UK) Ltd. (an indirectly-held, wholly-owned subsidiary of Deutsche Bank) pled guilty to one count of wire fraud in the U.S. District Court for the District of Connecticut and Deutsche Bank entered into a Deferred Prosecution Agreement with a three year term pursuant to which it agreed (among other things) to the filing of an Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price fixing in violation of the Sherman Act. The fines referred to above, which include a U.S.$ 150 million fine paid in April 2017 following the March 28, 2017 sentencing of DB Group Services (UK) Ltd., have been paid in full and do not form part of the Bank’s provisions.

On November 29, 2016, the U.S. Securities and Exchange Commission staff informed Deutsche Bank that it has concluded its IBOR investigation and that it does not intend to recommend an enforcement action by the Commission.

On December 21, 2016, the Swiss Competition Commission, WEKO, formally announced its IBOR-related settlement decisions addressing various banks, including Deutsche Bank AG, relating to EURIBOR and Yen LIBOR. On March 20, 2017, Deutsche Bank paid a fine of CHF 5.0 million with respect to Yen Libor and approximately CHF 0.4 million for WEKO’s fees. Deutsche Bank received full immunity from fines for EURIBOR in return for being the first party to notify such conduct to WEKO. The settlement amount was already fully reflected in the existing litigation provisions.

Other investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further action. As reported above, Deutsche Bank is subject to an inquiry by a working group of U.S. state attorneys general in relation to the setting of LIBOR, EURIBOR, and TIBOR. The Bank continues to cooperate with the U.S. state attorneys generals’ inquiry.

The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to seriously prejudice their outcome.

Overview of Civil Litigations. Deutsche Bank is party to 45 U.S. civil actions concerning alleged manipulation relating to the setting of various Interbank Offered Rates which are described in the following paragraphs, as well as one action pending in the U.K. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All but six of the U.S. civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The six civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, one consolidated action concerning Pound Sterling (GBP) LIBOR, one action concerning Swiss franc (CHF) LIBOR, and one action concerning two Singapore Dollar (SGD) benchmark rates, the Singapore Interbank Offered Rate (SIBOR) and the Swap Offer Rate (SOR).

Claims for damages for all 45 of the U.S. civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act (CEA), federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO), and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the plaintiffs. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR multidistrict litigation and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

95	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

U.S. dollar LIBOR. With one exception, all of the U.S. civil actions concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”) in the SDNY. (Another, previously pending non-MDL U.S. dollar LIBOR action concluded after its dismissal became final, as described below.) In light of the large number of individual cases pending against Deutsche Bank and their similarity, the civil actions included in the U.S. dollar LIBOR MDL are now subsumed under the following general description of the litigation pertaining to all such actions, without disclosure of individual actions except when the circumstances or the resolution of an individual case is material to Deutsche Bank.

Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and December 2016 narrowing their claims, plaintiffs are currently asserting antitrust claims, CEA claims and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds.

On May 23, 2016, the U.S. Court of Appeals for the Second Circuit issued an opinion reinstating antitrust claims against the defendants in the U.S. dollar LIBOR MDL, and remanded to the district court for further consideration. On December 20, 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed. Multiple plaintiffs have filed appeals of the district court’s December 20, 2016 ruling to the Second Circuit, and those appeals are proceeding in parallel with the ongoing proceedings in the district court. Those appeals are in their early stages, and briefing has not yet begun.

Discovery is underway in several of the cases, with motions for class certification currently scheduled to be briefed by August 2017.

On January 10, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in Eurodollar futures and options traded on the Chicago Mercantile Exchange (FTC Capital GmbH v. Credit Suisse Group AG). The settlement agreement was executed on July 13, 2017. The settlement amount is already fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement. The settlement agreement is subject to further documentation and approval by the court.

Finally, one of the actions in the U.S. dollar LIBOR MDL has been dismissed in its entirety, including (as to Deutsche Bank and other foreign defendants) on personal jurisdiction grounds, and plaintiffs have filed an appeal to the Second Circuit. The appeal has been fully briefed, and oral argument has not yet been scheduled.

Plaintiffs in the non-MDL case proceeding in the SDNY have moved to amend their complaint following a dismissal of their claims, and a decision on that motion to amend is pending. The dismissal of another non-MDL case, which was proceeding in the U.S. District Court for the Central District of California, was affirmed by the Ninth Circuit in December 2016 and time to file further appeals has expired.

There is a further civil action regarding U.S. dollar LIBOR to which Deutsche Bank is a party in the U.K., in which a claim for damages has been asserted pursuant to Article 101 of The Treaty on the Functioning of the European Union, Section 2 of Chapter 1 of the U.K. Competition Act 1998 and U.S. state laws. The U.K. action was served on Deutsche Bank in July 2017.

Yen LIBOR and Euroyen TIBOR. On January 24, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle two putative class actions pending in the SDNY alleging manipulation of Yen LIBOR and Euroyen TIBOR (Laydon v. Mizuho Bank, Ltd. and Sonterra Capital Master Fund Ltd. v. UBS AG). On July 21, 2017, Deutsche Bank and plaintiffs executed a settlement agreement in the amount of U.S.$ 77 million and submitted the agreement to the court for preliminary approval. The settlement amount, which is scheduled to be paid by August 11, 2017, is fully reflected in existing litigation reserves and no additional provisions have been taken for this settlement. The settlement agreement is subject to further review and approval by the court.

EURIBOR. On January 24, 2017, Deutsche Bank entered into a preliminary agreement with plaintiffs to settle a putative class action pending in the SDNY alleging manipulation of EURIBOR (Sullivan v. Barclays PLC). On May 10, 2017, Deutsche Bank and plaintiffs executed a settlement agreement in the amount of U.S.$ 170 million, which was submitted to the court for preliminary approval on June 12, 2017. The court granted preliminary approval on July 7, 2017. The settlement agreement is subject to further review and final approval by the court. Under the terms of the settlement, Deutsche Bank has paid U.S.$170 million, and is no longer reflecting that amount in its litigation reserves.

GBP LIBOR, CHF LIBOR, and SIBOR and SOR. Putative class actions alleging manipulation of Pound Sterling (GBP) LIBOR, Swiss Franc (CHF) LIBOR, and the Singapore Interbank Offered Rate (SIBOR) and Swap Offer Rate (SOR), respectively, are each pending in the SDNY. Each of these actions is the subject of fully briefed motions to dismiss. Decisions are pending.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	96
Interim Report as of June 30, 2017

Bank Bill Swap Rate Claims. On August 16, 2016, a putative class action was filed in the U.S. District Court for the Southern District of New York against Deutsche Bank and other defendants, bringing claims based on alleged collusion and manipulation in connection with the Australian Bank Bill Swap Rate (“BBSW”). The complaint alleges that the defendants, among other things, engaged in money market transactions intended to influence the BBSW fixing, made false BBSW submissions, and used their control over BBSW rules to further the alleged misconduct. Plaintiffs bring suit on behalf of persons and entities that engaged in U.S.-based transactions in BBSW-linked financial instruments from 2003 through the present. An amended complaint was filed on December 16, 2016, and is the subject of fully briefed motions to dismiss.

Investigations Into Referral Hiring Practices and Certain Business Relationships. Certain regulators and law enforcement authorities in various jurisdictions, including the U.S. Securities and Exchange Commission and the U.S. Department of Justice, are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of finders and consultants. Deutsche Bank is responding to and continuing to cooperate with these investigations. Certain regulators in other jurisdictions have also been briefed on these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations. Based on the facts currently known, it is not practicable at this time for the Bank to predict the timing of a resolution.

Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case inter alia with regard to former Deutsche Bank Management Board members. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The allegations of the public prosecutor are that the relevant former Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct, and/or made incorrect statements in such proceedings, respectively.

On April 25, 2016, following the trial before the Munich District Court regarding the main investigation involving Jürgen Fitschen and four other former Management Board members, the Munich District Court acquitted all of the accused, as well as the Bank, which was a secondary participant in such proceedings. On April 26, 2016, the public prosecutor filed an appeal. An appeal is limited to a review of legal errors rather than facts. On October 18, 2016, a few weeks after the written judgment was served, the public prosecutor provided notice that it will uphold its appeal only with respect to former Management Board members Jürgen Fitschen, Dr. Rolf Breuer and Dr. Josef Ackermann and that it will withdraw its appeal with respect to former Management Board members Dr. Clemens Börsig and Dr. Tessen von Heydebreck for whom the acquittal thereby becomes binding.

The other investigations by the public prosecutor (which also deal with attempted litigation fraud in the Kirch civil proceedings) are ongoing. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict has been appealed by both the prosecutor and the defendants.

97	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of less than € 50 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Life Settlements Investigation. On May 2, 2017, the United States Attorney’s Office for the Southern District of New York notified the Bank that it has closed its investigation of the Bank’s historical life settlements business, which included the origination and purchase of investments in life insurance assets during the 2005 to 2008 period. As is customary, the United States Attorney’s Office further informed the Bank that the it may reopen its investigation if it obtains additional information or evidence.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Discussions with the U.S. Department of Justice (DOJ) concerning a settlement of potential claims that the DOJ was considering bringing based on its investigation of Deutsche Bank’s RMBS origination and securitization activities began with an initial demand of U.S.$ 14 billion on September 12, 2016. On December 23, 2016, Deutsche Bank announced that it reached a settlement-in-principle with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. The settlement became final and was announced by the DOJ on January 17, 2017. Under the settlement, Deutsche Bank paid a civil monetary penalty of U.S.$ 3.1 billion and agreed to provide U.S.$ 4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General seeking information concerning Deutsche Bank’s RMBS and CDO businesses from 2002 to 2009. On June 1, 2017, Deutsche Bank and the Maryland Attorney General reached a settlement to resolve the matter for U.S.$ 15 million in cash and U.S.$ 80 million in consumer relief (to be allocated from the overall U.S.$ 4.1 billion consumer relief obligation agreed to as part of Deutsche Bank’s settlement with the DOJ).

The Group has recorded provisions with respect to some of the outstanding regulatory investigations but not others. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these regulatory investigations.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Deutsche Bank is a defendant in a class action relating to its role as one of the underwriters of six RMBS offerings issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties reached a settlement to resolve the matter for a total of U.S.$ 165 million, a portion of which was paid by the Bank. The settlement is subject to final court approval.

Aozora Bank, Ltd. (Aozora) filed lawsuits against Deutsche Bank entities (among others) asserting fraud and related claims in connection with Aozora’s investments in various CDOs, which allegedly declined in value. On January 14, 2015, the court granted the motion of Deutsche Bank AG and its subsidiary Deutsche Bank Securities Inc. to dismiss the action brought against both entities by Aozora relating to a CDO identified as Blue Edge ABS CDO, Ltd. Aozora appealed this decision and on March 31, 2016, the appellate court affirmed the lower court’s dismissal. Aozora has not sought a further appeal. Separately, another Deutsche Bank subsidiary, Deutsche Investment Management Americas, Inc., is a defendant, along with UBS AG and affiliates, in an action brought by Aozora relating to a CDO identified as Brooklyn Structured Finance CDO, Ltd. On October 13, 2015, the court denied defendants’ motion to dismiss Aozora’s claims for fraud and aiding and abetting fraud, and defendants appealed the decision. Oral argument was held on September 14, 2016, and on November 3, 2016, the appellate court reversed the lower court decision and granted defendants’ motions to dismiss Aozora’s claims. Aozora has not sought a further appeal, and on December 15, 2016, the court entered judgment dismissing the complaint.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	98
Interim Report as of June 30, 2017

Deutsche Bank is a defendant in three actions related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than U.S.$ 189 million in damages against all defendants), (b) Guaranty Bank (alleging no less than U.S.$ 901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging no less than U.S.$ 66 million in damages against all defendants). In each of these actions, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds. In the case concerning Guaranty Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied and discovery is ongoing. In the case concerning Colonial Bank, a petition for rehearing was denied and on October 6, 2016, defendants filed a petition for certiorari to the U.S. Supreme Court, which was denied on January 9, 2017. On June 21, 2017, the FDIC filed a second amended complaint. In the case concerning Citizens National Bank and Strategic Capital Bank, a similar appeal was denied on January 18, 2017, and on June 26, 2017, defendants filed a petition for certiorari to the U.S. Supreme Court.

Residential Funding Company brought a repurchase action against Deutsche Bank for breaches of representations and warranties on loans sold to Residential Funding Company and for indemnification for losses incurred as a result of RMBS-related claims and actions asserted against Residential Funding Company. The complaint did not specify the amount of damages sought. On June 20, 2016, the parties executed a confidential settlement agreement, and on June 24, 2016, the Court dismissed the case with prejudice.

Deutsche Bank recently reached a settlement to resolve claims brought by the Federal Home Loan Bank of San Francisco on two resecuritizations of RMBS certificates for an amount not material to the Bank. Following this settlement and two other previous partial settlements of claims, Deutsche Bank remained a defendant with respect to one RMBS offering, for which Deutsche Bank, as an underwriter, was provided contractual indemnification. On January 23, 2017, a settlement agreement was executed to resolve the claims relating to that RMBS offering, and the matter has been dismissed.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. The complaint did not specify the amount of damages sought. On April 17, 2017, the court dismissed the complaint, and the plaintiff has appealed.

In June 2014, HSBC, as trustee, brought an action in New York state court against Deutsche Bank to revive a prior action, alleging that Deutsche Bank failed to repurchase mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The revival action was stayed during the pendency of an appeal of the dismissal of a separate action wherein HSBC, as trustee, brought an action against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the same offering. On March 29, 2016, the court dismissed the revival action, and on April 29, 2016, plaintiff filed a notice of appeal.

Deutsche Bank was named as a defendant in a civil action brought by the Charles Schwab Corporation seeking rescission of its purchase of a single Countrywide-issued RMBS certificate. In the fourth quarter of 2015, Bank of America, which indemnified Deutsche Bank in the case, reached an agreement to settle the action with respect to the single certificate at issue for Deutsche Bank. On March 16, 2016, the court finalized the dismissal with prejudice of Deutsche Bank Securities Inc. as a defendant.

On February 18, 2016, Deutsche Bank and Amherst Advisory & Management LLC (Amherst) executed settlement agreements to resolve breach of contract actions relating to five RMBS trusts. On June 30, 2016, the parties executed settlement agreements, amending and restating the agreements the parties signed on February 18, 2016. Following an August 2016 vote by the certificate holders in favor of the settlement, the trustee accepted the settlement agreements and dismissed the actions. On October 17, 2016, the parties filed stipulations of discontinuance with prejudice, which were so-ordered by the court on October 18 and October 19, 2016, thereby resolving the five actions. A portion of the settlement funds paid by Deutsche Bank was reimbursed by a non-party to the litigations.

Deutsche Bank was a defendant in an action brought by Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG) alleging common law and federal securities law claims related to the purchase of RMBS. On October 14, 2016, the parties finalized a settlement to resolve the matter for an amount not material to the Bank. On November 2, 2016, the court so-ordered a stipulation of discontinuance with prejudice, thereby resolving the action.

On February 3, 2016, Lehman Brothers Holding, Inc. (Lehman) instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. On December 29, 2016, Lehman filed its second amended complaint against DB Structured Products, Inc. and MIT alleging damages of approximately U.S.$ 10.3 million. Defendants filed a motion to dismiss the second amended complaint on March 31, 2017.

99	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Trustee Civil Litigation. Deutsche Bank is a defendant in eight separate civil lawsuits brought by various groups of investors concerning its role as trustee of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the Trust Indenture Act of 1939, based on the trustees’ alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts. The eight actions include two putative class actions brought by a group of investors, including funds managed by BlackRock Advisors, LLC, PIMCO-Advisors, L.P., and others (the BlackRock Class Actions), one putative class action brought by Royal Park Investments SA/NV, and five individual lawsuits. One of the BlackRock Class Actions is pending in the U.S. District Court for the Southern District of New York in relation to 62 trusts, which allegedly suffered total realized collateral losses of U.S.$ 9.8 billion, although the complaint does not specify a damage amount. On January 23, 2017, the Court granted in part and denied in part the trustees’ motion to dismiss. On February 3, 2017, the Court entered an order dismissing plaintiffs’ representations and warranties claims as to 21 trusts whose originators or sponsors had entered bankruptcy. The only claims that remain are for violation of the Trust Indenture Act of 1939 as to some trusts, and breach of contract. On March 27, 2017, the trustees filed an answer to the complaint. Discovery is ongoing. The second BlackRock Class Action is pending in the Superior Court of California in relation to 465 trusts, which allegedly suffered total realized collateral losses of U.S.$ 75.7 billion, although the complaint does not specify a damage amount. The trustees filed a demurrer seeking to dismiss the tort claims asserted by plaintiffs and a motion to strike certain elements of the breach of contract claim, and on October 18, 2016, the court sustained the trustees’ demurrer, dismissing the tort claims, but denied the motion to strike. On December 19, 2016, the trustees filed an answer to the complaint. Discovery is ongoing in that action. The putative class action brought by Royal Park Investments SA/NV is pending in the U.S. District Court for the Southern District of New York and concerns ten trusts, which allegedly suffered total realized collateral losses of more than U.S.$ 3.1 billion, although the complaint does not specify a damage amount. Royal Park filed a renewed motion for class certification on May 1, 2017, and the motion is pending. Discovery is ongoing.

The other five individual lawsuits include actions by (a) the National Credit Union Administration Board (“NCUA”), as an investor in 97 trusts, which allegedly suffered total realized collateral losses of U.S.$ 17.2 billion, although the complaint does not specify a damage amount; (b) certain CDOs (collectively, “Phoenix Light”) that hold RMBS certificates issued by 43 RMBS trusts, and seeking over U.S.$ 527 million of damages; (c) the Western and Southern Life Insurance Company and five related entities (collectively “Western & Southern”), as investors in 18 RMBS trusts, against the trustee for 10 of those trusts, which allegedly suffered total realized collateral losses of ”tens of millions of dollars in damages,” although the complaint does not specify a damage amount; (d) Commerzbank AG, as an investor in 50 RMBS trusts, seeking recovery for alleged “hundreds of millions of dollars in losses;” and (e) IKB International, S.A. in Liquidation and IKB Deutsche Industriebank AG (collectively, “IKB”), as an investor in 37 RMBS trusts, seeking more than U.S.$ 268 million of damages. In the NCUA case, the trustee’s motion to dismiss for failure to state a claim is pending and discovery is stayed. In the Phoenix Light case, discovery is ongoing as to the 43 trusts that remain in the case. In the Western & Southern case, the trustee filed its answer to the amended complaint on November 18, 2016, and discovery is ongoing as to the ten trusts that remain in the case. In the Commerzbank case, the trustee’s motion to dismiss for failure to state a claim was granted in part and denied in part on February 10, 2017, and the trustee filed its answer on May 1, 2017; discovery is ongoing as to the 50 trusts in the case. In the IKB case, the court heard oral argument on the trustee’s motion to dismiss on May 3, 2017, but has not yet issued a decision. On June 20, 2017, the IKB plaintiffs stipulated to the dismissal with prejudice of all claims asserted against Deutsche Bank concerning four trusts. Discovery is ongoing.

The Group believes a contingent liability exists with respect to these eight cases, but at present the amount of the contingent liability is not reliably estimable.

Postbank Voluntary Public Takeover Offer. On September 12, 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG (Postbank). On October 7, 2010, the Bank published the official offer document. In its takeover offer, Deutsche Bank offered Postbank shareholders consideration of € 25 for each Postbank share. The takeover offer was accepted for a total of approximately 48.2 million Postbank shares.

In November 2010, a former shareholder of Postbank, Effecten-Spiegel AG, which had accepted the takeover offer, brought a claim against Deutsche Bank alleging that the offer price was too low and was not determined in accordance with the applicable law of the Federal Republic of Germany. The plaintiff alleges that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Postbank, at the latest, in 2009. The plaintiff avers that, at the latest in 2009, the voting rights of Deutsche Post AG in Postbank had to be attributed to Deutsche Bank AG pursuant to Section 30 of the German Takeover Act. Based thereon, the plaintiff alleges that the consideration offered by Deutsche Bank AG for the shares in Postbank in the 2010 voluntary takeover offer needed to be raised to € 57.25 per share.

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Interim Report as of June 30, 2017

The Cologne District Court dismissed the claim in 2011 and the Cologne appellate court dismissed the appeal in 2012. The Federal Court set aside the Cologne appellate court’s judgment and referred the case back to the appellate court. In its judgment, the Federal Court stated that the appellate court had not sufficiently considered the plaintiff’s allegation that Deutsche Bank AG and Deutsche Post AG “acted in concert” in 2009. The Cologne appellate court has scheduled a further hearing for November 8, 2017.

Starting in 2014, additional former shareholders of Postbank, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank which are pending with the Cologne District Court. After some of these plaintiffs applied for model case proceedings (Musterverfahren) under the German Capital Markets Model Case Act, Deutsche Bank decided to support the initiation of model case proceedings and filed motions for this with the Cologne District Court. The Cologne District Court announced its intention to publish a decision at the end of September 2017.

In September 2015, former shareholders of Postbank filed in the Cologne District Court shareholder actions against Postbank to set aside the squeeze-out resolution taken in the shareholders meeting of Postbank in August 2015. Among other things, the plaintiffs allege that Deutsche Bank was subject to a suspension of voting rights with respect to its shares in Postbank based on the allegation that Deutsche Bank failed to make a mandatory takeover offer at a higher price in 2009. The squeeze out is final and the proceeding itself has no reversal effect, but may result in damage payments. The claimants in this proceeding refer to legal arguments similar to those asserted in the Effecten-Spiegel proceeding described above. The Cologne District Court indicated its intention to publish a decision at the end of September 2017.

The legal question whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may also impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the compensation paid in connection with the squeeze-out of Postbank shareholders in 2015 and the execution of a domination and profit and loss transfer (Beherrschungs- und Gewinnabführungsvertrag) agreement between DB Finanz-Holding AG and Postbank in 2012.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Precious Metals Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations, and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank’s historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is a defendant in two consolidated class action lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. Deutsche Bank has reached agreements to settle both actions, the financial terms of which are not material to Deutsche Bank. The agreements remain subject to final court approval.

In addition, Deutsche Bank is a defendant in Canadian class action proceedings in the provinces of Ontario and Quebec concerning gold and silver. Each of the proceedings seeks damages for alleged violations of the Canadian Competition Act and other causes of action.

The Group has recorded provisions with respect to certain of these matters. The Group has not disclosed the amount of these provisions, nor has it disclosed whether it has established provisions with respect to other matters referred above or any contingent liability with respect to any of those matters, because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Russia/UK Equities Trading Investigation. Deutsche Bank has investigated the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. Deutsche Bank’s internal investigation of potential violations of law, regulation and policy and into the related internal control environment has concluded, and Deutsche Bank is assessing the findings identified during the investigation; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank’s control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted.

101	Deutsche Bank Interim Report as of June 30, 2017	Information on the Consolidated Balance Sheet (unaudited) Provisions

On January 30 and 31, 2017, the New York State Department of Financial Services (DFS) and UK Financial Conduct Authority (FCA) announced settlements with the Bank related to their investigations into this matter. The settlements conclude the DFS and the FCA’s investigations into the bank’s anti-money laundering (AML) control function in its investment banking division, including in relation to the equity trading described above. Under the terms of the settlement agreement with the DFS, Deutsche Bank entered into a Consent Order, and agreed to pay civil monetary penalties of U.S.$ 425 million and to engage an independent monitor for a term of up to two years. Under the terms of the settlement agreement with the FCA, Deutsche Bank agreed to pay civil monetary penalties of approximately GBP 163 million. On May 30, 2017, the Federal Reserve announced its settlement with the Bank resolving this matter as well as additional AML issues identified by the Federal Reserve. Deutsche Bank paid a penalty of U.S. $ 41 million. Deutsche Bank also agreed to retain independent third parties to assess its Bank Secrecy Act/AML program and review certain foreign correspondent banking activity of its subsidiary Deutsche Bank Trust Company Americas. The Bank is also required to submit written remediation plans and programs. The DFS, FCA and Federal Reserve settlement amounts were already materially reflected in existing litigation reserves.

Deutsche Bank continues to cooperate with regulators and law enforcement authorities, including the DOJ, which has its own ongoing investigation into these securities trades. The Group has recorded a provision with respect to the remaining investigation. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to alleged manipulation of the secondary trading market for SSA bonds. These cases are in their early stages.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and former officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. On July 25, 2016, the court issued a decision dismissing all claims as to three of the five offerings at issue, but allowed certain claims relating to the November 2007 and February 2008 offerings to proceed. On November 17, 2016, plaintiffs moved for class certification as to the November 2007 offering. On January 20, 2017, plaintiffs amended their motion for class certification to include the February 2008 offering and seek to add an additional individual as a proposed class representative. The court stayed all proceedings pending a decision by the Supreme Court of the United States in California Public Employees’ Retirement System v. ANZ Securities in which the Supreme Court was expected to consider whether the filing of a putative class action serves to toll the three-year time limitation in Section 13 of the Securities Act with respect to the claims of putative class members. This related to claims relating to the February 2008 offering. On June 26, 2017, the Supreme Court issued its opinion, holding that the three year provision in Section 13 is a statute of repose and is not subject to equitable tolling. By order dated July 20, 2017, the court invited defendants to move to dismiss all claims as to the February 2008 offering, and the court has scheduled a conference for October 16, 2017 to discuss the impact of ANZ. Once the court rules on the request, it is anticipated that the parties will proceed to plaintiffs’ request for class action certification and begin the discovery process.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to seriously prejudice its outcome.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed to terminate certain employees, not rehire certain former employees and install an independent monitor for one year. In addition, the Federal Reserve Bank of New York ordered certain remedial measures, specifically, the requirement to ensure an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness. The investigations of the U.S. law enforcement agencies (including the DOJ) remain ongoing.

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Interim Report as of June 30, 2017

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages and have been consolidated in the Southern District of New York.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Long-Term Debt

in € m.	Jun 30, 2017	Dec 31, 2016
Senior debt:

Bonds and notes
Fixed rate	80,135	84,924
Floating rate	34,435	37,082

Subordinated debt:

Bonds and notes
Fixed rate	4,760	4,882
Floating rate	1,817	1,906

Other	43,924	43,523

Total long-term debt	165,070	172,316

Shares Issued and Outstanding

On April 7, 2017, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions through a public offering with subscription rights. In total, 687.5 million new common shares were issued, resulting in total proceeds of € 8.0 billion. The new shares were issued with the same dividend rights as the existing shares. 98.92 % of the subscription rights were exercised and thus 680.1 million new shares were issued at the subscription price of € 11.65 per share. The remaining 7.4 million new shares were sold in the market at an average price of € 15.50 per share.

The transaction costs related to the capital increase that were directly recorded in equity amounted to € 0.1 billion after tax.

in million	Jun 30, 2017	Dec 31, 2016
Shares issued	2,066.8	1,379.3

Shares in treasury	1.4	0.2
Thereof:
Buyback	1.2	0.0
Other	0.2	0.2

Shares outstanding	2,065.4	1,379.1

103	Deutsche Bank Interim Report as of June 30, 2017	Other Financial Information (unaudited) Related Party Transactions

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

Irrevocable lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Jun 30, 2017	Dec 31, 2016
Irrevocable lending commitments	160,945	166,063

Contingent liabilities	49,457	52,341

Total	210,402	218,404

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD), the Single Resolution Fund (SRF) and the German statutory deposit protection amounted to € 372 million as of June 30, 2017 and to € 280 million as of December 31, 2016.

Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

–

key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

–	subsidiaries, joint ventures and associates and their respective subsidiaries, and
–	post-employment benefit plans for the benefit of Deutsche Bank employees.

Deutsche Bank	3 – Notes to the Consolidated Financial Statements	104
Interim Report as of June 30, 2017

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2017, were loans and commitments of € 49 million and deposits of € 8 million. As of December 31, 2016, there were loans and commitments of € 49 million and deposits of € 7 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Jun 30, 2017	Dec 31, 2016
Loans outstanding, beginning of period	297	396

Movement in loans during the period[1]	(6)	(86)

Changes in the group of consolidated companies	0	0

Exchange rate changes/other	(5)	(13)

Loans outstanding, end of period[2]	287	297

Other credit risk related transactions:
Allowance for loan losses	0	0

Provision for loan losses	1	0

Guarantees and commitments	60	62

[1] Net impact of loans issued and loans repayment during the year is shown as “Movement in loans during the period”.

[2] Loans past due were € 0 million as of June 30, 2017 and € 7 million as of December 31, 2016. For the above loans, the Group held collateral of € 14 million and € 22 million as of June 30, 2017 and December 31, 2016, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Jun 30, 2017	Dec 31, 2016
Deposits, beginning of period	87	162

Movement in deposits during the period[1]	(34)	(74)

Changes in the group of consolidated companies	(0)	0

Exchange rate changes/other	(3)	(1)

Deposits, end of period	50	87

[1] Net impact of deposits received and deposits repaid during the year is shown as “Movement in deposits during the period”.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 0 million as of June 30, 2017, and € 8 million as of December 31, 2016. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 7 million as of June 30, 2017, and € 0 million as of December 31, 2016.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2017, transactions with these plans were not material for the Group.

105	Deutsche Bank Interim Report as of June 30, 2017	Other Financial Information (unaudited) Events after the Reporting Period

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of June 30, 2017.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 466 million as of June 30, 2017 (December 31, 2016: € 563 million) and the disposal groups included liabilities of € 736 million as of June 30, 2017 (December 31, 2016: € 701 million).

As of June 30, 2017, there were no unrealized net gains or losses (December 31, 2016: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Sale of Argentine subsidiary Deutsche Bank S.A.

On June 5, 2017, the Group announced the completion of the sale of its Argentine subsidiary Deutsche Bank S.A. to Banco Comafi S.A. With outstanding substantial regulatory approvals received in May 2017, the entity had been classified as a disposal group held for sale prior to its disposal in June. The disposal resulted in a pre-tax loss on sale of € 190 million including realisation of currency translation adjustment (CTA), which was mainly recorded in C&A.

Events after the Reporting Period

Deutsche Bank successfully completed the issuance of 687.5 million new, no par value registered shares against cash contributions of € 8.0 billion in early April this year. For this capital raise to be recognized as Common Equity Tier 1 (CET1) capital, permission from the ECB according to Article 26 (3) CRR is required. The ECB granted such permission on July 26, 2017. Consequently, the proceeds from the capital raise are recognized as CET1 capital from that date onwards; however, they are not included in the statutory capital and hence capital or leverage ratios as of June 30, 2017.

As a result, regulatory capital and related capital and leverage ratios are presented in this report on a pro-forma basis, reflecting the capital raise already as of June 30, 2017, whilst separate disclosure is provided in the Risk Report to give the statutory capital as well as capital and leverage ratios as of that date excluding the effect of the capital raise.

After the reporting date no other material events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	5 – Other Information	108
Interim Report as of June 30, 2017

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on Equity Ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders’ equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was 43 % for the three months ended June 30, 2017 and 95 % for the prior year’s comparative period. The tax rate was 39 % for the six months ended June 30, 2017 and 74 % for the prior year’s comparative period. For the segments, the applied tax rate was 33 % for all reported periods in 2017 and 35 % for the all reported periods in 2016.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments, as described in the section “Allocation of Average Shareholders’ Equity”. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Jun 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	543	310	234	–	(265)	822

Income tax expense						(357)

Net Income (loss)	364	208	157	–	(263)	466

Net income (loss) attributable to noncontrolling interests	0	0	0	–	(19)	(19)

Net Income attributable to DB shareholders and additional equity components	364	208	157	–	(281)	447

Average shareholders’ equity	45,190	15,228	4,649	–	(54)	65,013

Add (deduct) :

Average goodwill and other intangible assets	(3,242)	(2,090)	(3,644)	–	44	(8,930)

Average tangible shareholders’ equity	41,948	13,139	1,005	–	(10)	56,082

Post-tax return on average shareholders’ equity (in %)	3.2	5.5	13.5	–	N/M	2.7

Post-tax return on average tangible shareholders’ equity (in %)	3.5	6.3	62.3	–	N/M	3.2

N/M – Not meaningful

109	Deutsche Bank Interim Report as of June 30, 2017	Other Information (unaudited) Non-GAAP Financial Measures

	Three months ended Jun 30, 2016
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	460	367	170	(632)	42	408

Income tax expense						(388)

Net Income (loss)	301	240	111	(413)	(219)	20

Net income (loss) attributable to noncontrolling interests	0	0	0	0	(2)	(2)

Net Income attributable to DB shareholders and additional equity components	301	240	111	(413)	(221)	18

Average shareholders’ equity	38,556	13,632	5,813	4,023	(12)	62,011

Add (deduct) :

Average goodwill and other intangible assets	(2,811)	(1,834)	(4,851)	(542)	37	(10,001)

Average tangible shareholders’ equity	35,745	11,797	962	3,482	25	52,011

Post-tax return on average shareholders’ equity (in %)	3.1	7.0	7.6	N/M	N/M	0.1

Post-tax return on average tangible shareholders’ equity (in %)	3.4	8.1	46.2	N/M	N/M	0.1

N/M – Not meaningful

	Six months ended Jun 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	1,249	710	414	–	(672)	1,701

Income tax expense						(660)

Net Income (loss)	837	476	277	–	(549)	1,041

Net income (loss) attributable to noncontrolling interests	0	0	0	–	(23)	(23)

Net Income attributable to DB shareholders and additional equity components	837	476	277	–	(572)	1,018

Average shareholders’ equity	43,055	14,684	4,720	–	314	62,773

Add (deduct) :

Average goodwill and other intangible assets	(3,275)	(2,072)	(3,748)	–	150	(8,945)

Average tangible shareholders’ equity	39,780	12,612	972	–	464	53,828

Post-tax return on average shareholders’ equity (in %)	3.9	6.5	11.7	–	N/M	3.2

Post-tax return on average tangible shareholders’ equity (in %)	4.2	7.5	57.1	–	N/M	3.8

N/M – Not meaningful

	Six months ended Jun 30, 2016
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	1,170	552	331	(1,165)	99	987

Income tax expense						(731)

Net Income (loss)	765	361	216	(762)	(324)	256

Net income (loss) attributable to noncontrolling interests	0	0	0	0	(24)	(24)

Net Income attributable to DB shareholders and additional equity components	765	361	216	(762)	(349)	232

Average shareholders’ equity	38,923	13,832	5,864	3,776	(3)	62,393

Add (deduct) :

Average goodwill and other intangible assets	(2,738)	(1,943)	(4,859)	(563)	67	(10,036)

Average tangible shareholders’ equity	36,186	11,889	1,005	3,212	65	52,357

Post-tax return on average shareholders’ equity (in %)	3.9	5.2	7.4	N/M	N/M	0.7

Post-tax return on average tangible shareholders’ equity (in %)	4.2	6.1	43.1	N/M	N/M	0.9

N/M – Not meaningful

Deutsche Bank	5 – Other Information	110
Interim Report as of June 30, 2017

Adjusted Costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severance. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

	Three months ended Jun 30, 2017
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Noninterest expenses	3,000	2,226	442	–	47	5,715

Impairment of goodwill and other intangible assets	6	0	0	–	0	6

Litigation	(78)	48	0	–	4	(26)

Policyholder benefits and claims	0	0	0	–	0	0

Restructuring and severance	80	9	4	–	1	95

Adjusted costs	2,992	2,169	438	–	41	5,641

	Three months ended Jun 30, 2016
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments	Total Consoliated
Noninterest expenses	3,705	2,296	535	278	(96)	6,718

Impairment of goodwill and other intangible assets	285	0	0	0	0	285

Litigation	141	55	0	(5)	(72)	120

Policyholder benefits and claims	0	0	74	0	0	74

Restructuring and severance	109	70	34	1	(7)	207

Adjusted costs	3,169	2,171	427	281	(16)	6,032

	Six months ended Jun 30, 2017
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Noninterest expenses	6,642	4,452	868	–	87	12,049

Impairment of goodwill and other intangible assets	6	0	0	–	0	6

Litigation	(105)	45	(1)	–	4	(57)

Policyholder benefits and claims	0	0	0	–	0	0

Restructuring and severance	141	(27)	8	–	1	124

Adjusted costs	6,600	4,434	861	–	82	11,976

	Six months ended Jun 30, 2016
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Deutsche Asset Management	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Noninterest expenses	7,461	4,631	1,063	753	(5)	13,903

Impairment of goodwill and other intangible assets	285	0	0	0	0	285

Litigation	73	63	1	238	(67)	308

Policyholder benefits and claims	0	0	118	0	0	118

Restructuring and severance	294	141	58	7	(8)	492

Adjusted costs	6,808	4,428	887	508	70	12,700

111	Deutsche Bank Interim Report as of June 30, 2017	Other Information (unaudited) Non-GAAP Financial Measures

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Jun 30, 2017	Dec 31, 2016
Total shareholders’ equity (Book value)	66,258	59,833

Goodwill and other intangible assets	(8,834)	(8,982)

Tangible shareholders’ equity (Tangible book value)	57,424	50,851

Basic Shares Outstanding

in million (unless stated otherwise)	Jun 30, 2017	Dec 31, 2016 [1]
Number of shares issued	2,066.8	1,545.5

Treasury shares	(1.4)	(0.2)

Vested share awards	42.7	23.3

Basic shares outstanding	2,108.1	1,568.6

Book value per basic share outstanding in €	31.43	38.14

Tangible book value per basic share outstanding in €	27.24	32.42

[1]	All figures have been adjusted for December 31, 2016 in order to reflect the effect of the bonus component of subscription rights issued in April 2017 in connection with the capital increase.

Fully loaded pro-forma CRR/CRD 4 Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under CRR/CRD 4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. The transitional rules relate, e.g., to the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures as of June, 30 2017 and December 31, 2016 set forth in this document reflect these transitional rules.

We also set forth in this document such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except as described below.

The transitional rules include rules permitting the grandfathering of equity investments at a risk-weight of 100 % instead of a risk weight between 190 % and 370 % determined based on Article 155 CRR that would apply under the CRR/CRD 4 fully loaded rules. Despite the grandfathering rule for equity investments not applying under the full application of the final CRR/CRD 4 framework, we continue to apply it in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions, based on our intention to mitigate the impact of the expiration of the grandfathering rule through sales of the underlying assets or other measures prior to its expiration at end of 2017. We are closely monitoring the market and potential impacts from illiquid markets or other similar difficulties which could make it unfeasible to exit these positions.

Our regulatory capital and related capital and leverage ratios as of June 30, 2017 are presented below on a pro-forma basis to reflect the € 8 billion gross proceeds of the capital raise completed in April 2017, the inclusion of which the ECB formally approved on July 26, 2017.

As of June 30, 2017, our portfolio of transactions for which we applied the equity investment grandfathering rule in calculating our fully loaded RWA consisted of 10 transactions amounting to € 209 million in exposures. Had we not applied the grandfathering rule for these transactions, their fully loaded pro-forma RWA would have been no more than € 773 million, and thus our Group fully loaded pro-forma RWA would have been no more than € 355.7 billion as of June 30, 2017, rather than the Group fully loaded pro-forma RWA of € 355.1 billion that we reported on a fully loaded basis with application of the grandfathering rule. Also, had we calculated our fully loaded pro-forma CET 1 capital ratio, Tier 1 capital ratio and Total capital ratio using fully loaded RWAs without application of the grandfathering rule, our pro-forma CET 1 and Tier 1 capital ratios would have remained unchanged (due to rounding) at the 14.1 % and 15.4%, respectively, that we reported on a fully loaded basis with application of the grandfathering rule, and our pro-forma Total capital ratio would have increased from 18.7 % to 18.8%.

Deutsche Bank	5 – Other Information	112
Interim Report as of June 30, 2017

As of December 31, 2016, our portfolio of transactions for which we applied the equity investment grandfathering rule in calculating our fully loaded RWA consisted of 15 transactions amounting to € 220 million in exposures. Had we not applied the grandfathering rule for these transactions, their fully loaded RWA would have been no more than € 816 million, and thus our Group fully loaded RWA would have been no more than € 358.1 billion as of December 31, 2016, rather than the Group fully loaded RWA of € 357.5 billion that we reported on a fully loaded basis with application of the grandfathering rule. Also, had we calculated our fully loaded CET 1 capital ratio, Tier 1 capital ratio and Total capital ratio as of December 31, 2016 using fully loaded RWAs without application of the grandfathering rule, such capital ratios would have remained unchanged (due to rounding) at the 11.8%, 13.1 % and 16.6%, respectively, that we reported on a fully loaded basis with application of the grandfathering rule.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a fully loaded basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio”.

113	Deutsche Bank Interim Report as of June 30, 2017	Imprint

Imprint

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 9 10 00

deutsche.bank@db.com

Investor Relations:

+49 69 9 10-3 80 80

db.ir@db.com

Publication

Published on July 27, 2017

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 20, 2017 under the heading “Risk Factors”.